Addendum 1 to Correspondence filed on EDGAR on January 22, 2008
                                                  GMI - 3
                        GRANDMASTER FLEX VARIABLE ANNUITY
                                FEBRUARY 14, 2008

INTEGRITY LIFE INSURANCE COMPANY
SEPARATE ACCOUNT I

This prospectus describes the GrandMaster flex flexible premium variable annuity contract and the Investment Options available under the contract. You may invest your contributions in any of the Investment Options listed below.

------------------------------------------------------------------ ---------------------------------------------------------------
DWS INVESTMENTS VIT FUND                                           PIMCO VARIABLE INSURANCE TRUST -
DWS Small Cap Index VIP Fund, Class B                              ALL ADVISOR CLASS
                                                                   PIMCO VIT All Asset Portfolio
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -                          PIMCO VIT CommodityRealReturn Strategy Portfolio
ALL SERVICE CLASS 2                                                PIMCO VIT Low Duration Portfolio
Fidelity VIP Asset Manager(SM) Portfolio                           PIMCO VIT Real Return Portfolio
Fidelity VIP Balanced Portfolio                                    PIMCO VIT Total Return Portfolio
Fidelity VIP Contrafund(R) Portfolio
Fidelity VIP Disciplined Small Cap Portfolio                       RYDEX VARIABLE TRUST
Fidelity VIP Dynamic Capital Appreciation Portfolio                Rydex VT Absolute Return Strategies Fund
Fidelity VIP Equity-Income Portfolio                               Rydex VT Hedged Equity Fund
Fidelity VIP Freedom 2010 Portfolio                                Rydex VT Sector Rotation Fund
Fidelity VIP Freedom 2015 Portfolio
Fidelity VIP Freedom 2020 Portfolio                                TOUCHSTONE VARIABLE SERIES TRUST
Fidelity VIP Freedom 2025 Portfolio                                Touchstone VST Balanced Fund
Fidelity VIP Freedom 2030 Portfolio                                Touchstone VST Baron Small Cap Fund
Fidelity VIP Growth Portfolio                                      Touchstone VST Core Bond Fund
Fidelity VIP Growth & Income Portfolio                             Touchstone VST Eagle Capital Appreciation Fund
Fidelity VIP Growth Opportunities Portfolio                        Touchstone VST Growth & Income Fund
Fidelity VIP High Income Portfolio                                 Touchstone VST High Yield Fund
Fidelity VIP Index 500 Portfolio                                   Touchstone VST Large Cap Core Equity Fund
Fidelity VIP Investment Grade Bond Portfolio                       Touchstone VST Mid Cap Growth Fund
Fidelity VIP Mid Cap Portfolio                                     Touchstone VST Money Market Fund
Fidelity VIP Overseas Portfolio                                    Touchstone VST Third Avenue Value Fund
                                                                   Touchstone VST Value Plus Fund
FRANKLIN TEMPLETON VIP TRUST - ALL CLASS 2                         Touchstone VST Aggressive ETF Fund
FTVIPT Franklin Growth and Income Securities Fund                  Touchstone VST Conservative ETF Fund
FTVIPT Franklin Income Securities Fund                             Touchstone VST Enhanced ETF Fund
FTVIPT Franklin Large Cap Growth Securities Fund                   Touchstone VST Moderate ETF Fund
FTVIPT Franklin Small Cap Value Securities Fund
FTVIPT Mutual Shares Securities Fund                               VAN KAMPEN LIFE INVESTMENT TRUST AND UNIVERSAL
FTVIPT Templeton Foreign Securities Fund                           INSTITUTIONAL FUNDS - ALL CLASS II
FTVIPT Templeton Growth Securities Fund                            Van Kampen LIT Comstock Portfolio
                                                                   Van Kampen LIT Strategic Growth Portfolio
                                                                   Van Kampen UIF Emerging Markets Debt Portfolio
                                                                   Van Kampen UIF Emerging Markets Equity Portfolio
                                                                   Van Kampen UIF U.S. Real Estate Portfolio

                                                                   FIXED ACCOUNTS
                                                                   Guaranteed Rate Options
                                                                   Systematic Transfer Option
------------------------------------------------------------------ ---------------------------------------------------------------

This prospectus contains information about the contract that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference.

                                     GMI-1

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS ANNUITY IS NOT A BANK PRODUCT AND IS NOT AN OBLIGATION OF, NOR GUARANTEED BY, THE FINANCIAL INSTITUTION WHERE IT IS OFFERED. IT IS NOT INSURED BY THE FDIC, NCUSIF OR OTHER FEDERAL ENTITY. IT IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

A registration statement relating to this contract, which includes a Statement of Additional Information (SAI) dated February 14, 2008, has been filed with the Securities and Exchange Commission (file numbers 811-04844 and 033-56654). The SAI is incorporated by reference into this prospectus. A free copy of the SAI is available by sending in the form at the bottom of this page, or by writing or calling our Administrative Office listed in the Glossary. The table of contents for the SAI is found in Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC's Public Reference Room in Washington, D.C. For hours of operation of the Public Reference Room, please call 202-551-8090. You may also obtain information about this annuity contract on the SEC's Internet sit at http://www.sec.gov. Copies of that information are also available, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing the SEC's Public Reference Section, 100 F. Street NE, Washington, D.C. 20459-0102.

--------------------------------------------------------------------------------

We offer a contract with lower expenses that is otherwise substantially similar to this one. This contract's higher expenses are related to factors that include higher commissions paid on this contract.

This prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.




--------------------------------------------------------------------------------

iShares is a registered mark of Barclays Global Investors, N.A. (BGI). All other trademarks, service marks or registered trademarks are the property of their respective owners. BGI's only relationship to Integrity is the licensing of certain trademarks and trade names of BGI. Integrity's variable annuity products are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of Integrity's variable annuity products or any member of the public regarding the advisability of investing in them. BGI has no obligation or liability in connection with the operation, marketing or trading of Integrity's variable annuity products.

--------------------------------------------------------------------------------

To request a copy of the STATEMENT OF ADDITIONAL INFORMATION FOR THE INTEGRITY GRANDMASTER FLEX (FEBRUARY 14, 2008) tear off this section and mail it to us at the Administrative Office listed in the Glossary.



Name:
              -----------------------------------------
Address:
              -----------------------------------------

              -----------------------------------------
Phone:
              -----------------------------------------

                                      GMI-2

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

                                TABLE OF CONTENTS
      THIS TABLE OF CONTENTS WILL BE UPDATED BY SUBSEQUENT 485(B) FILING, MADE ON OR ABOUT FEBRUARY 14, 2008.

                                                                    PAGE GMI-
--------------------------------------------------------------------------------
GLOSSARY                                                                5
--------------------------------------------------------------------------------
PART 1 - FEES AND EXPENSE TABLES AND SUMMARY                            7
--------------------------------------------------------------------------------
Contract Owner Transaction Expenses                                     7
--------------------------------------------------------------------------------
Annual Administrative Charge                                            7
--------------------------------------------------------------------------------
Separate Account Annual Expenses                                        7
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses                               8
--------------------------------------------------------------------------------
Examples                                                               10
--------------------------------------------------------------------------------
Accumulation Unit Values                                               11
--------------------------------------------------------------------------------
Summary of Contract
--------------------------------------------------------------------------------
Investment Goals and Risks
--------------------------------------------------------------------------------
Your Rights and Benefits
--------------------------------------------------------------------------------
Account Value and Surrender Value
--------------------------------------------------------------------------------
Your Right to Revoke (Free Look Period)
--------------------------------------------------------------------------------
How Your Contract is Taxed
--------------------------------------------------------------------------------
PART 2 - INTEGRITY AND THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------
Integrity Life Insurance Company
--------------------------------------------------------------------------------
Separate Account I and the Variable Account Options
--------------------------------------------------------------------------------
Distribution of Variable Annuity Contracts
--------------------------------------------------------------------------------
Changes In How We Operate
--------------------------------------------------------------------------------
PART 3 - YOUR INVESTMENT OPTIONS
--------------------------------------------------------------------------------
The Variable Account Options
--------------------------------------------------------------------------------
The Fixed Accounts
--------------------------------------------------------------------------------
PART 4 - DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------
Mortality and Expenses Risk Charge
--------------------------------------------------------------------------------
Annual Administrative Charge
--------------------------------------------------------------------------------
Reduction of the Mortality and Expense Risk Charge or
  Annual Administrative Charge
--------------------------------------------------------------------------------
Portfolio Charges
--------------------------------------------------------------------------------
Withdrawal Charge
--------------------------------------------------------------------------------
Reduction or Elimination of the Withdrawal Charge
--------------------------------------------------------------------------------
Hardship Waiver
--------------------------------------------------------------------------------
Commission Allowance and Additional Payments to Distributors
--------------------------------------------------------------------------------
Optional Benefit Charges
--------------------------------------------------------------------------------
Transfer Charge
--------------------------------------------------------------------------------
Tax Reserve
--------------------------------------------------------------------------------
State Premium Tax
--------------------------------------------------------------------------------
PART 5 - TERMS OF YOUR VARIABLE ANNUITY
--------------------------------------------------------------------------------
Your Contributions
--------------------------------------------------------------------------------
Units in Our Separate Account
--------------------------------------------------------------------------------
How We Determine Unit Value
--------------------------------------------------------------------------------
Transfers
--------------------------------------------------------------------------------
Excessive Trading
--------------------------------------------------------------------------------
Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading
--------------------------------------------------------------------------------
Withdrawals
--------------------------------------------------------------------------------
Assignments
--------------------------------------------------------------------------------
Death Benefit Paid on Death of Annuitant
--------------------------------------------------------------------------------
Distribution on Death of Owner
--------------------------------------------------------------------------------
Spousal Continuation
--------------------------------------------------------------------------------
Death Claims
--------------------------------------------------------------------------------
Retirement Date and Annuity Benefit
--------------------------------------------------------------------------------
Annuity Benefit Payments
--------------------------------------------------------------------------------
Timing of Payment
--------------------------------------------------------------------------------


                                      GMI-3

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------------------------------------------------
How You Make Requests and Give Instructions
--------------------------------------------------------------------------------
PART 6 - OPTIONAL BENEFIT
--------------------------------------------------------------------------------
Guaranteed Lifetime Income Advantage Rider
--------------------------------------------------------------------------------
Enhanced Earnings Benefit Rider
--------------------------------------------------------------------------------
PART 7 - VOTING RIGHTS
--------------------------------------------------------------------------------
How Portfolio Shares Are Voted
--------------------------------------------------------------------------------
How We Determine Your Voting Shares
--------------------------------------------------------------------------------
Separate Account Voting Rights
--------------------------------------------------------------------------------
PART 8 - TAX ASPECTS OF THE CONTRACT
--------------------------------------------------------------------------------
Introduction
--------------------------------------------------------------------------------
Your Contract is an Annuity
--------------------------------------------------------------------------------
Taxation of  Annuities Generally
--------------------------------------------------------------------------------
Tax-Favored Retirement Programs
--------------------------------------------------------------------------------
Federal and State Income Tax Withholding
--------------------------------------------------------------------------------
Impact of Taxes on the Company
--------------------------------------------------------------------------------
Transfers Among Investment Options
--------------------------------------------------------------------------------
PART 9 - ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
Systematic Withdrawal Program
--------------------------------------------------------------------------------
Income Plus Withdrawal Program
--------------------------------------------------------------------------------
Choices Plus Required Minimum Distribution Program
--------------------------------------------------------------------------------
Dollar Cost Averaging Program
--------------------------------------------------------------------------------
Systematic Transfer Program
--------------------------------------------------------------------------------
Customized Asset Rebalancing Program
--------------------------------------------------------------------------------
Systematic Contributions Program
--------------------------------------------------------------------------------
Legal Proceedings
--------------------------------------------------------------------------------
Table of Contents of Statement of Additional Information
--------------------------------------------------------------------------------
PART 10 - PRIOR CONTRACTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
APPENDIX A - FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I
--------------------------------------------------------------------------------
APPENDIX B - ILLUSTRATION OF A MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------
APPENDIX C - GUARANTEED LIFETIME INCOME ADVANTAGE EXAMPLES
--------------------------------------------------------------------------------
APPENDIX D - ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLES
--------------------------------------------------------------------------------

                                      GMI-4

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


                                    GLOSSARY

ACCOUNT VALUE - the value of your contract, which consists of the values of your Investment Options added together

ADJUSTED ACCOUNT VALUE - your Account Value increased or decreased by any Market Value Adjustment made to your Guaranteed Rate Options.

ADMINISTRATIVE OFFICE - Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720. Our express mail address is Integrity Life Insurance Company, 400 Broadway, Cincinnati, Ohio 45202-3341. You may also call us at 1-800-325-8583.

ANNUITANT - the person whose life is used to determine the amount of the Annuity Benefit. The Annuitant must be a natural person, and cannot be changed after the Contract Date.

ANNUITY BENEFIT - periodic payments beginning on your Retirement Date that you may elect instead of a lump sum.

BUSINESS DAY - any day that the New York Stock Exchange is open.

CONTRACT ANNIVERSARY - occurs once annually on the same day as the Contract
Date.

CONTRACT DATE - the date we issue you the contract. It is shown on the schedule page of your contract.

CONTRACT YEAR - a year that starts on your Contract Date or any Contract Anniversary.

DEATH BENEFIT - benefit paid to a named Annuitant's beneficiary on the death of the Annuitant.

DISTRIBUTION ON DEATH - a distribution paid to a named owner's beneficiary on the death of the owner.

ENHANCED EARNINGS BENEFIT (EEB) - an optional Death Benefit.

FIXED ACCOUNTS - Guaranteed Rate Options and the Systematic Transfer Option.

FREE WITHDRAWAL AMOUNT - the amount you may withdraw in any Contract Year without paying withdrawal charges.

GENERAL ACCOUNT - the account that contains all of our assets other than those held in Separate Accounts.

GUARANTEED LIFETIME INCOME ADVANTAGE (GLIA) - an optional benefit that provides guaranteed lifetime payments will be available for withdrawal when a GLIA Rider is purchased.

     GLIA INVESTMENT STRATEGIES - Investment strategies available when a GLIA Rider is purchased.


GUARANTEED RATE OPTION (GRO) - a Fixed Account which offers Guarantee Periods of two, three, five, seven and ten years and locks in a fixed annual effective interest rate.

            GUARANTEE PERIOD - the length of time from the date of your contribution into a GRO, until the GRO matures.

            MARKET VALUE ADJUSTMENT (MVA) - an upward or downward adjustment made to the value of your GRO if you make withdrawals or transfers from the GRO, or elect an Annuity Benefit before the end of the Guarantee Period.

INVESTMENT OPTIONS - Variable Account Options and Fixed Accounts, collectively.


PORTFOLIO - a mutual fund in which a Variable Account Option invests.


                                      GMI-5

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

RETIREMENT DATE - the date you choose to begin your Annuity Benefit or receive a lump sum payment.

RIDER - a supplement to your contract or additional feature that provides optional benefit at an additional cost.

SEPARATE ACCOUNT - Separate Account I of Integrity Life Insurance Company.
            Its assets are segregated by Integrity and invested in Variable Account Options.

SURRENDER VALUE - your Adjusted Account Value reduced by any withdrawal charge, pro rata annual administrative charges and optional benefit charges.

SYSTEMATIC TRANSFER OPTION (STO) - a Fixed Account that accepts new contributions, which must be transferred from the STO into other Investment Options within either a six or twelve month period. The STO provides a guaranteed fixed interest rate that is effective for the STO period selected.

UNIT - measure of your ownership interest in a Variable Account Option.

UNIT VALUE - value of each Unit calculated on any Business Day.

VARIABLE ACCOUNT OPTIONS - Investment Options available to you under the contract, other than the Fixed Accounts. Each Variable Account Option invests in a corresponding Portfolio with the same name.


                                      GMI-6

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


 PART 1 - FEES AND EXPENSE TABLES AND SUMMARY

 The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.(1)

 The first table describes the fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer value among Investment Options. State premium tax may also be deducted.(2)


 CONTRACT OWNER TRANSACTION EXPENSES

            ------------------------------------------------------------------------------------------ --------------------
            Maximum Deferred Sales Load (Withdrawal Charge) as a percentage of contributions(3)        7%
            ------------------------------------------------------------------------------------------ --------------------
            Transfer Charge (for each transfer after 12 transfers in one Contract Year)(4)             $20
            ------------------------------------------------------------------------------------------ --------------------

 The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Portfolio Operating Expenses.

 ANNUAL ADMINISTRATIVE CHARGE

            ------------------------------------------------------------------------------------------ --------------------
            Annual Administrative Charge(5)                                                            $50
            ------------------------------------------------------------------------------------------ --------------------


 SEPARATE ACCOUNT ANNUAL EXPENSES as a percentage of value charged

     ---------------------------------------------------------------------------------------- ---------------- ----------------

                                                                                              MAXIMUM CHARGE   Current Charge
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Mortality and Expense Risk Charge(6)                                                          1.60%            1.60%
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Optional Highest Anniversary Death Benefit Charge(7)                                          0.20%            0.20%
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Optional Enhanced Earnings Benefit Charge (maximum charge)(8)                                 0.50%            0.50%
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Optional Guaranteed Lifetime Income Advantage - Individual Rider Charge(9)                    1.20%            0.60%
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Optional Guaranteed Lifetime Income Advantage - Spousal Rider Charge(10)                      1.60%            0.80%
     ---------------------------------------------------------------------------------------- ---------------- ----------------
     Highest Possible Total Separate Account Annual Expenses(11)                                   3.40%            2.60%
     ---------------------------------------------------------------------------------------- ---------------- ----------------


-------------------
(1)  Expenses for prior versions of the contract, if different, are located in
     Part 10, Prior Contracts.

(2)  State premium taxes currently range from 0 to 4%.

(3)  Withdrawal charges decrease based on the age of each contribution. See Part
     4.

(4) This charge does not apply to transfers made in the Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs.

(5) This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year.

(6)  Assessed daily on the amount allocated to the Variable Account Options

(7)  Assessed quarterly on the amount allocated to the Variable Account Options

(8) Assessed quarterly to the Account Value and is based on the Annuitant's age on the Contract Date:

     ------------------------ ----------------------------------- ---------------------------------------------
               Age             Charge at Annual Effective Rate      Total Charge to Variable Account Options
     ------------------------ ----------------------------------- ---------------------------------------------
           59 or less                       0.20%                                    1.75%
     ------------------------ ----------------------------------- ---------------------------------------------
              60-69                         0.40%                                    1.95%
     ------------------------ ----------------------------------- ---------------------------------------------
              70-79                         0.50%                                    2.05%
     ------------------------ ----------------------------------- ---------------------------------------------

(9) Assessed quarterly based on the Payment Base-See Part 6; only one of the GLIA Riders, either Individual or Spousal, can be elected.

(10) Assessed quarterly based on the Payment Base-See Part 6; only one of the GLIA Riders, either Individual or Spousal, can be elected.

(11) You may elect only one of the following optional benefits: the EEB, Individual GLIA, or Spousal GLIA. Therefore the highest possible total separate account annual expenses reflect the election of the Spousal GLIA, which carries the highest cost.


                                      GMI-7

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


 The following table shows the total operating expenses charged by the Portfolios that you will pay periodically during the time you own the contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio. The range of expenses (prior to reimbursements and fee waivers) that are deducted from the Portfolios' assets, including management fees, distribution or 12b-1 fees, and other expenses are:

 Minimum:  0.35%  Maximum:  1.98%

 TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

Gross Portfolio annual expenses prior to any waivers and reimbursements as a percentage of average net assets in each Portfolio:

----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PORTFOLIO                                                                MANAGE-    12B-1                  ACQUIRED       TOTAL
                                                                           MENT   FEE OR        OTHER     FUND FEES       ANNUAL
                                                                           FEES   SERVICE      EXPENSES      AND         EXPENSES
                                                                                    FEES                   EXPENSES
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
DWS Small Cap Index VIP Fund, B(1)                                        0.45%     0.25%       0.05%        N/A          0.75%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Asset Manager Portfolio, Service Class 2(2)                  0.52%     0.25%       0.15%        N/A          0.92%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Balanced Portfolio, Service Class 2(3)                       0.42%     0.25%       0.20%        N/A          0.87%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Contrafund Portfolio, Service Class 2(2)                     0.57%     0.25%       0.09%        N/A          0.91%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Disciplined Small Cap Portfolio, Service Class 2(4,5)        0.71%     0.25%       0.73%        N/A          1.69%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Dynamic Capital Appreciation Portfolio, Service Class 2(3)   0.56%     0.25%       0.24%        N/A          1.05%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Equity-Income Portfolio, Service Class 2                     0.47%     0.25%       0.10%        N/A          0.82%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Freedom 2010 Portfolio, Service Class 2                       N/A      0.25%        N/A        0.57%         0.82%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Freedom 2015 Portfolio, Service Class 2                       N/A      0.25%        N/A        0.61%         0.86%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Freedom 2020 Portfolio, Service Class 2                       N/A      0.25%        N/A        0.64%         0.89%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Freedom 2025 Portfolio, Service Class 2                       N/A      0.25%        N/A        0.65%         0.90%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Freedom 2030 Portfolio, Service Class 2                       N/A      0.25%        N/A        0.68%         0.93%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Growth Portfolio, Service Class 2(2)                         0.57%     0.25%       0.12%        N/A          0.94%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Growth & Income Portfolio, Service Class 2(2)                0.47%     0.25%       0.13%        N/A          0.85%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Growth Opportunities Portfolio, Service Class 2(3)           0.57%     0.25%       0.17%        N/A          0.99%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP High Income Portfolio, Service Class 2                       0.57%     0.25%       0.15%        N/A          0.97%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Index 500 Portfolio, Service Class 2(6)                      0.10%     0.25%       0.00%        N/A          0.35%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Investment Grade Bond Portfolio, Service Class 2             0.32%     0.25%       0.12%        N/A          0.69%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Mid Cap Portfolio, Service Class 2(2)                        0.57%     0.25%       0.11%        N/A          0.93%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Fidelity VIP Overseas Portfolio, Service Class 2(2)                       0.72%     0.25%       0.16%        N/A          1.13%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Franklin Growth and Income Securities Fund, Class 2(7)             0.49%     0.25%       0.05%        N/A          0.79%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Franklin Income Securities Fund, Class 2(7)                        0.46%     0.25%       0.01%        N/A          0.72%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Franklin Large Cap Growth Securities Fund, Class 2(7)              0.72%     0.25%       0.04%        N/A          1.01%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Franklin Small Cap Value Securities Fund, Class 2(8,9)             0.51%     0.25%       0.17%       0.03%         0.96%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Mutual Shares Securities Fund, Class 2                             0.60%     0.25%       0.21%        N/A          1.06%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Templeton Foreign Securities, Class 2(8,10)                        0.63%     0.25%       0.15%       0.03%         1.06%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
FTVIPT Templeton Growth Securities, Class 2(7)                            0.74%     0.25%       0.04%        N/A          1.03%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PIMCO VIT All Assets Portfolio, Advisor Class                             0.175%    0.25%       0.25%       0.61%         1.285%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PIMCO VIT CommodityRealReturn Strategy Portfolio, Advisor Class (11)      0.49%     0.25%       0.25%       0.03%         1.02%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PIMCO VIT Low Duration Portfolio, Advisor Class                           0.25%     0.25%       0.25%        N/A          0.75%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PIMCO VIT Real Return Portfolio, Advisor Class                            0.25%     0.25%       0.25%        N/A          0.75%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
PIMCO VIT Total Return Portfolio, Advisor Class                           0.25%     0.25%       0.27%        N/A          0.77%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Rydex VT Absolute Return Strategies Fund                                  1.15%     0.00%       0.55%        N/A          1.70%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Rydex VT Hedged Equity Fund                                               1.15%     0.00%       0.78%        N/A          1.93%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Rydex VT Sector Rotation Fund                                             0.90%     0.00%       0.74%        N/A          1.64%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Touchstone VST Balanced Fund(12)                                          0.80%     0.25%       0.53%        N/A          1.58%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Touchstone VST Baron Small Cap Fund(12)                                   1.05%     0.25%       0.50%        N/A          1.80%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Touchstone VST Core Bond Fund(12)                                         0.55%     0.25%       0.46%        N/A          1.26%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Touchstone VST Eagle Capital Appreciation Fund(12)                        0.75%     0.25%       0.48%       0.01%         1.49%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------
Touchstone VST Growth & Income Fund(12)                                   0.80%     0.25%       0.51%       0.02%         1.58%
----------------------------------------------------------------------- --------- ---------- ----------- ------------- -------------

                                      GMI-8


         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
PORTFOLIO                                                          MANAGE-      12B-1                    ACQUIRED       TOTAL
                                                                     MENT     FEE OR        OTHER       FUND FEES       ANNUAL
                                                                     FEES     SERVICE      EXPENSES        AND         EXPENSES
                                                                                FEES                     EXPENSES
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST High Yield Fund(12)                                  0.50%       0.25%       0.48%          N/A          1.23%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Large Cap Core Equity Fund(12)                       0.65%       0.25%       0.55%          N/A          1.45%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Mid Cap Growth Fund(12)                              0.80%       0.25%       0.48%          N/A          1.53%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Money Market Fund (12)                               0.18%      0.00 %       0.37%          N/A          0.80%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Third Avenue Value Fund(12)                          0.79%       0.25%       0.36%         0.02%         1.42%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Value Plus Fund(12)                                  0.75%       0.25%       0.69%         0.01%         1.70%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Aggressive ETF Fund(12)                              0.40%       0.00%       0.77%         0.20%         1.62%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Conservative ETF Fund(12)                            0.40%      0.00 %       0.99%         0.18%         1.82%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Enhanced ETF Fund(12)                                0.40%      0.00 %       0.45%         0.26%         1.36 %
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Touchstone VST Moderate ETF Fund(12)                                0.40%      0.00 %       0.62%         0.20%         1.47%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Van Kampen LIT Comstock Portfolio, Class II                         0.56%       0.25%       0.03%          N/A          0.84%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Van Kampen LIT Strategic Growth Portfolio, Class II                 0.70%       0.25%       0.08%          N/A          1.03%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Van Kampen UIF Emerging Markets Debt Portfolio, Class II(13)        0.75%       0.35%       0.35%          N/A          1.45%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Van Kampen UIF Emerging Markets Equity Portfolio, Class II(13)      1.23%       0.35%       0.40%          N/A          1.98%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------
Van Kampen UIF U.S. Real Estate Portfolio, Class II(13)             0.73%       0.35%       0.28%          N/A          1.36%
----------------------------------------------------------------- ----------- ---------- ------------- ------------- -------------

(1)  Includes 0.10% administration fee.

(2) A portion of the brokerage commissions that each Fidelity VIP Portfolio pays may be reimbursed and used to reduce that Portfolio's expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been as set forth in the table below. These offsets may be discontinued at any time.

     ------------------------------------------------------------ ---------------------------------------------
     Fidelity VIP Portfolio                                          Net Total Expenses after Arrangements
                                                                                Described Above
     ------------------------------------------------------------ ---------------------------------------------
     Asset Manager, Service Class 2                                                  0.90%
     ------------------------------------------------------------ ---------------------------------------------
     Contrafund, Service Class 2                                                     0.90%
     ------------------------------------------------------------ ---------------------------------------------
     Growth, Service Class 2                                                         0.92%
     ------------------------------------------------------------ ---------------------------------------------
     Growth & Income, Service Class 2                                                0.84%
     ------------------------------------------------------------ ---------------------------------------------
     Mid Cap, Service Class 2                                                        0.91%
     ------------------------------------------------------------ ---------------------------------------------
     Overseas, Service Class 2                                                       1.06%
     ------------------------------------------------------------ ---------------------------------------------

(3) A portion of the brokerage commissions that the Portfolio pays may be reimbursed and used to reduce the Portfolio's expenses. Including this reduction, the total class operating expenses for these Portfolios would have been as set forth in the table below. These offsets may be discontinued at any time.

     ------------------------------------------------------------ ---------------------------------------------
     Fidelity VIP Portfolio                                          Net Total Expenses after Arrangements
                                                                                Described Above
     ------------------------------------------------------------ ---------------------------------------------
     Balanced, Service Class 2                                                       0.84%
     ------------------------------------------------------------ ---------------------------------------------
     Dynamic Capital Appreciation, Service Class 2                                   1.04%
     ------------------------------------------------------------ ---------------------------------------------
     Growth Opportunities, Service Class 2                                           0.94%
     ------------------------------------------------------------ ---------------------------------------------

(4) The Portfolio's manager has voluntarily agreed to reimburse the class to the extent that the total operating expenses (excluding interest, taxed certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.25%. This arrangement can be discontinued by the fund's manager at any time.

(5) Through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the Portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been 1.23%. These offsets may be discontinued at any time.

(6) Management fees for the Portfolio have been reduced to 0.10%, and class expenses are limited to 0.35% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the Portfolio's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part. This expense limit may be discontinued at any time.

(7) The Portfolio administration fee is paid indirectly through the management fee.

(8) The manager has agreed in advance to reduce its fee from assets invested by the Portfolio in a Franklin Templeton money market fund (the acquired fund) to the extent that the Portfolio's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC and will remain in place until April 30, 2008.

(9) Net total annual Portfolio expenses after management and administration fee reductions were 0.93%.

(10) Net total annual Portfolio expenses after management and administration fee reductions were 1.03%.

(11) PIMCO has contractually agreed to waive the advisory fee and administration fee it receives from the Portfolio in an amount equal to a 0.49% advisory fee and a 0.20% administration fee paid to PIMCO by a subsidiary. This waiver cannot be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the subsidiary is in place.

                                      GMI-9

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

(12) The advisor has contractually agreed until at least December 31, 2008 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

     ------------------------------------ ---------------------------------- ----------------------------------
                                          Net Total Expenses after Waivers   Net Total Expenses after Waivers
      Touchstone Variable Series Trust    and Reimbursements with Acquired      and Reimbursements without
                  Portfolio                         Fund Expenses                 Acquired Fund Expenses
     ------------------------------------ ---------------------------------- ----------------------------------
     Balanced                                           1.15%                              1.15%
     ------------------------------------ ---------------------------------- ----------------------------------
     Baron Small Cap                                    1.55%                              1.55%
     ------------------------------------ ---------------------------------- ----------------------------------
     Core Bond                                          1.00%                              1.00%
     ------------------------------------ ---------------------------------- ----------------------------------
     Eagle Capital Appreciation                         1.14%                              1.13%
     ------------------------------------ ---------------------------------- ----------------------------------
     Growth & Income                                    1.12%                              1.10%
     ------------------------------------ ---------------------------------- ----------------------------------
     High Yield                                         1.05%                              1.05%
     ------------------------------------ ---------------------------------- ----------------------------------
     Large Cap Core Equity                              1.00%                              1.00%
     ------------------------------------ ---------------------------------- ----------------------------------
     Mid Cap Growth                                     1.17%                              1.17%
     ------------------------------------ ---------------------------------- ----------------------------------
     Money Market, Service Class                        0.75%                              0.75%
     ------------------------------------ ---------------------------------- ----------------------------------
     Third Avenue Value                                 1.11%                              1.09%
     ------------------------------------ ---------------------------------- ----------------------------------
     Value Plus                                         1.41%                              1.40%
     ------------------------------------ ---------------------------------- ----------------------------------
     Aggressive ETF, Service Class                      0.95%                              0.75%
     ------------------------------------ ---------------------------------- ----------------------------------
     Conservative ETF, Service Class                    0.93%                              0.75%
     ------------------------------------ ---------------------------------- ----------------------------------
     Enhanced ETF, Service Class                        1.01%                              0.75%
     ------------------------------------ ---------------------------------- ----------------------------------
     Moderate ETF, Service Class                        0.95%                              0.75%
     ------------------------------------ ---------------------------------- ----------------------------------

(13) The fees disclosed reflect gross ratios prior to any voluntary waivers and reimbursements of expenses by the adviser. For the year ended December 31, 2006, the management fee was reduced to reflect the voluntary waiver of a portion of the management fee and the reimbursement by the Portfolio's adviser to the extent total annual operating expenses exceed the following "Operating Expense Limitations:" 1.35% for Emerging Markets Debt and U.S. Real Estate, and 1.65% for the Emerging Markets Equity. The adviser may terminate these voluntary waivers at any time at its sole discretion. Additionally the distributor has agreed to waive 0.30% of the 12b-1 fee for the Emerging Markets Equity and Emerging Markets Debt and 0.10% of the 12b-1 fee for the U.S. Real Estate. The distributor may terminate these voluntary waivers at any time at its sole discretion. After these waivers and reimbursements, the total annual operating expenses are: 1.15% for Emerging Markets Debt, Class II, 1.65% for Emerging Markets Equity, Class II and 1.26% for U.S. Real Estate, Class II.

We have entered into agreements with the investment advisors or distributors of each of the Portfolios. Under the terms of these agreements, we will provide administrative, marketing and distribution services to the Portfolios. The Portfolios or their investment advisors or distributors pay us fees equal to an annual rate ranging from 0.05% to 0.45% of the average daily net assets invested by the Variable Account Options in the Portfolios. These fees may be paid by the investment advisors from the investment advisors' assets or from the Portfolios under distribution and/or servicing plans adopted by the Portfolios pursuant to Rule 12b-1 under the Investment Company Act of 1940 (1940 Act). In addition, we may receive marketing allowances from investment advisors to support training and distribution efforts.

EXAMPLES
The examples that follow are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts. Each example assumes that you invest $10,000 in the contract for the time period indicated. Each example also assumes that your investment has a 5% return each year. Your actual costs may be higher or lower.


The following example includes withdrawal charges, the annual administrative charge, the mortality and expense risk charge, maximum Portfolio operating expenses, the cost of the Highest Anniversary Death Benefit and the maximum cost of the GLIA Spousal Rider, where the younger Annuitant is age 65 on the Contract Date. Based on these assumptions, your costs would be:


If you surrender your contract at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------

     $1,311                      $2,343                    $3,088                     $6,245

     --------------------------- ------------------------- -------------------------- -------------------------

If you select an Annuity Benefit with a life contingency at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------

     $611                        $1,843                    $3,088                     $6,245

     --------------------------- ------------------------- -------------------------- -------------------------

                                     GMI-10

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


If you do not surrender the contract:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------

     $611                        $1,843                    $3,088                     $6,245

     --------------------------- ------------------------- -------------------------- -------------------------


The following example includes withdrawal charges, the annual administrative charge, the mortality and expense risk charge, maximum Portfolio operating expenses, the cost of the Highest Anniversary Death Benefit and the current cost of the GLIA Spousal Rider, where the younger Annuitant is age 65 on the Contract Date. Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $1,227                      $2,089                    $2,662                     $5,389
     --------------------------- ------------------------- -------------------------- -------------------------



If you select an Annuity Benefit with a life contingency at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $527                        $1,589                    $2,662                     $5,389
     --------------------------- ------------------------- -------------------------- -------------------------



If you do not surrender the contract:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $527                        $1,589                    $2,662                     $5,389
     --------------------------- ------------------------- -------------------------- -------------------------



The following example includes withdrawal charges, the annual administrative charge, the mortality and expense risk charge, and maximum Portfolio operating expenses. Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $1,123                      $1,776                    $2,143                     $4,360
     --------------------------- ------------------------- -------------------------- -------------------------



If you select an Annuity Benefit with a life contingency at the end of the applicable period:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $423                        $1,276                    $2,143                     $4,360
     --------------------------- ------------------------- -------------------------- -------------------------



If you do not surrender the contract:

     --------------------------- ------------------------- -------------------------- -------------------------
     1 year                      3 years                   5 years                    10 years
     --------------------------- ------------------------- -------------------------- -------------------------
     $423                        $1,276                    $2,143                     $4,360
     --------------------------- ------------------------- -------------------------- -------------------------



ACCUMULATION UNIT VALUES

See Appendix A


                                     GMI-11

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

SUMMARY OF CONTRACT

"We," "our," "us," "the Company" and "Integrity" mean Integrity Life Insurance Company. "You" and "your" mean the owner. This variable annuity contract is a contract between you and us. You, as the owner, have certain rights under the contract. The Annuitant named by you may be you or another person. It is important that you carefully select the owner, Annuitant, the owner's beneficiary and the Annuitant's beneficiary in order to achieve your objectives. See Part 5, sections titled "Death Benefits Paid on Death of Annuitant," "Distribution on Death of Owner," and "Spousal Continuation."

INVESTMENT GOALS AND RISKS

This contract allows you to accumulate money for retirement or other long term goals. An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. The Variable Account Options invest in Portfolios, most of which invest in common stocks. You could lose money if one of the issuers of the stocks in which your Variable Account Option invests through its underlying Portfolio becomes financially impaired or if the stock market as a whole declines. There's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with investing in any particular Variable Account Option, see the prospectus of the corresponding Portfolio with the same name.

YOUR RIGHTS AND BENEFITS

As the owner of the contract, you have the following rights, subject to the rules and significant limitations stated in this prospectus:

     o    To contribute, transfer and withdraw money. See Part 5

     o    To invest in the Investment Options. See Part 3

     o To elect an Annuity Benefit. See Part 5, section titled "Retirement Date and Annuity Benefit"

     o    To name the Annuitant

     o To name the Annuitant's beneficiary and the owner's beneficiary. The Annuitant's beneficiary will receive the Death Benefit upon the death of the Annuitant; OR the owner's beneficiary will receive a distribution upon your death, as owner. If there are joint owners, the death of either will be treated as the death of both under this contract, which triggers a required Distribution on Death. See Part 5, sections titled "Death Benefit Paid on Death of Annuitant" and "Distribution on Death of Owner."

ACCOUNT VALUE AND SURRENDER VALUE

 Your Account Value consists of the values of your Investment Options added together. Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of the corresponding Portfolio. The value of contributions allocated to the Variable Account Options is not guaranteed. The value of your contributions allocated to the Fixed Accounts is guaranteed, subject to any applicable MVAs. Your Account Value is subject to various charges. See Part 4.

 Your Adjusted Account Value is your Account Value, as increased or decreased by any MVAs. See Part 3, Market Value Adjustment.

 Your Surrender Value is equal to your Adjusted Account Value, minus any withdrawal charge and minus the pro rata portion of the annual administrative charges and optional benefit charges, if applicable. See Part 4.

 Your minimum Account Value is $1,000. If the Account Value goes below $1,000 and we have received no contributions from you for two Contract Years, we reserve the right to terminate the contract and pay you the Account Value. We will notify you in advance and will give you at least 60 days to make additional contributions.


                                     GMI-12

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

 YOUR RIGHT TO REVOKE (FREE LOOK PERIOD)


 You may cancel your contract within ten days after you receive it by returning it to our Administrative Office by mail, postmarked within the ten-day period. We will extend the ten day period if required by state law. If you cancel your contract, we'll return your contribution net of any investment performance and applicable charges, which may be more or less than your original contribution depending upon the investment experience of the Investment Options you selected. You bear the investment risk during the ten-day period, as well as any fees and charges incurred during the period your contract is in force. See
 Part 4 for more discussion of the fees and charges. In some states, the law requires that we return the amount of your contribution.


 HOW YOUR CONTRACT IS TAXED

 Your benefits under the contract are controlled by the Internal Revenue Code of 1966, as amended (the Tax Code) and the associated rules and regulations governing annuities, including the deferral of taxes on your investment growth until you actually make a withdrawal. You should read Part 8, "Tax Aspects of the Contract" for more information and consult a tax advisor. Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn. THIS CONTRACT CAN PROVIDE BENEFITS UNDER CERTAIN TAX-FAVORED RETIREMENT PROGRAMS, SUCH AS IRAS; HOWEVER, IT PROVIDES NO ADDITIONAL TAX DEFERRAL BENEFIT, AS THESE PROGRAMS ALREADY PROVIDE TAX-DEFERRAL.

 PART 2 - INTEGRITY AND THE SEPARATE ACCOUNT

 INTEGRITY LIFE INSURANCE COMPANY

 Integrity is a stock life insurance company organized under the laws of Arizona on May 3, 1966, and redomesticated to Ohio on January 3, 1995. Our principal executive office is located at 400 Broadway, Cincinnati, Ohio 45202. We are authorized to sell life insurance and annuities in 46 states and the District of Columbia. Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888. The Western and Southern Life Insurance Company has guaranteed the insurance obligations of Integrity to its contract owners, including the owners of this contract (the Guarantee). Insurance obligations include the Account Value invested in the Fixed Account, the Death Benefit and Annuity Benefit. The Guarantee does not guarantee investment performance on the portion of our Account Value invested in the Variable Account Options. The Guarantee provides that contract owners can enforce the Guarantee directly.

 THE SEPARATE ACCOUNT I AND THE VARIABLE ACCOUNT OPTIONS

 Separate Account I was established in 1986, and is maintained under the insurance laws of the State of Ohio. The Separate Account is a unit investment trust, which is a type of investment company under the 1940 Act. The Separate Account invests in the Variable Account Options. Each Variable Account Option invests in shares of a corresponding Portfolio (of "Fund") with the same name. We may add, substitute or close Variable Account Options from time to time. The Variable Account Options currently available to you are listed in Part 3.

 Under Ohio law, we own the assets of our Separate Account and use them to support the Variable Account Options of your contract and other variable annuity contracts. You participate in the Separate Account in proportion to the amounts in your contract.

 Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses. We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.

 DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

                                     GMI-13

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

 Touchstone Securities, Inc., an affiliate of Integrity, serves as the principal underwriter for our variable annuity contracts. The principal business address of Touchstone Securities is 303 Broadway, Cincinnati, Ohio 45202. The contracts are sold by individuals who represent us as insurance agents and who are also registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

 CHANGES IN HOW WE OPERATE

 We can change how the Company or our Separate Account operates, subject to your approval when required by the 1940 Act or other applicable laws. We'll notify you if any changes result in a material change in the underlying investments of a Variable Account Option. We may:

     o add, remove or combine Investment Options or withdraw assets relating to your contract from one Variable Account Option and put them into another;

     o register or end the registration of the Separate Account under the 1940 Act;

     o operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity);

     o restrict or eliminate any voting rights of owners or others that affect our Separate Account;

     o cause one or more Variable Account Options to invest in a Portfolio other than or in addition to the Portfolios;

     o operate our Separate Account or one or more of the Investment Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish.

PART 3 - YOUR INVESTMENT OPTIONS

You may invest your contributions to this contract in the Variable Account Options, the Fixed Accounts or both. (If you purchase the GLIA Rider, your Investment Options are limited. See Part 6.)

Each Variable Account Option (also called a sub account) invests in shares of a mutual fund, referred to as a Portfolio (or "Fund"). Each Variable Account Option and its corresponding Portfolio share the same name. The value of your Variable Account Option will vary with the performance of the corresponding Portfolio. For a full description of each Portfolio, see the Portfolio's prospectus and Statement of Additional Information.

THE VARIABLE ACCOUNT OPTIONS

The investment objective and advisor of each Portfolio are described below. Management fees and other expenses deducted from each Portfolio are described in that Portfolio's prospectus. FOR A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON ANY PORTFOLIO, CALL OUR ADMINISTRATIVE OFFICE TOLL-FREE AT 1-800-325-8583.

DWS INVESTMENTS VIT FUNDS
The investment advisor for the DWS Scudder Investments VIP Funds is Deutsche Asset Management, Inc. (DeAM). DeAM is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM's presence in all of the major investment markets gives its clients a global network and product range. DeAM manages U.S., international, emerging markets, and fixed income investments and is a leader in index strategies. Northern Trust, Inc., is the sub advisor of DWS Small Cap Index VIP Fund.

Following is a summary of the investment objectives of the DWS Investments VIT Fund. We can't guarantee that these objectives will be met. YOU SHOULD READ THE DWS INVESTMENTS VIT FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING.

DWS Small Cap Index VIP Fund
The Small Cap Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The Index includes the reinvestment of all distributions and is not available for direct investment.


                                     GMI-14

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Each Portfolio is a series of the Trust, which is a mutual fund registered with the SEC. Fidelity Management & Research Company (FMR) is the investment advisor to each Portfolio. FMR is a registered investment advisor under the Investment Advisors Act of 1940 and is located at 82 Devonshire Street, Boston, MA 02109. FMR is a manager of managers with respect to VIP Disciplined Small Cap and VIP Index 500, meaning that FMR has the responsibility to oversee sub-advisers and recommend their hiring, termination, and replacement. Geode, at 53 State Street, Boston, Massachusetts 02109, serves as a sub-adviser for VIP Disciplined Small Cap and VIP Index 500.

Below is a summary of the investment objectives and strategies of Fidelity's VIP Portfolios. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Fidelity VIP Asset Manager(SM) Portfolio
VIP Asset Manager(SM) Portfolio seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-tem and money market instruments. FMR invests in domestic and foreign issuers. FMR analyzes issuers using fundamental and/or quantitative factors and evaluates each security's current price relative to estimated long-term value.

Fidelity VIP Balanced Portfolio
VIP Balanced Portfolio seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. FMR invests at least 25% of the Portfolio's total assets in fixed-income senior securities, including debt securities and preferred stock. FMR invests in domestic and foreign issuers. With respect to equity investments, FMR emphasizes above-average income-producing equity securities, leading to investment in stocks that have more "value" characteristics than "growth" characteristics. FMR analyzes issuers using fundamental factors and evaluating each security's current price relative to the estimated long-term value to select investments.

Fidelity VIP Contrafund(R) Portfolio
VIP Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. FMR invests the Portfolio's assets in securities of companies whose value FMR believes is not fully recognized by the public. FMR may invest in "growth" stocks, "value" stocks or both. In buying and selling securities for the Portfolio, FMR relies on fundamental analysis of each issuer and its potential for success in light of current financial condition, its industry position, and economic and market conditions.

Fidelity VIP Disciplined Small Cap Portfolio
VIP Small Cap Portfolio seeks capital appreciation by investing at least 80% of assets in securities of domestic and foreign companies with small market capitalizations, which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000(R) Index or the Standard & Poor's(R) SmallCap 600 Index (S&P(R) SmallCap 600). FMR investing in either "growth" stocks, "value" stocks or both and uses computer-aided, quantitative analysis of historical valuation, growth, profitability, and other factors in its investment decisions.

Fidelity VIP Dynamic Capital Appreciation Portfolio
VIP Dynamic Capital Appreciation Portfolio seeks capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. FMR may invest in "growth" stocks, "value" stocks or both. FMR uses fundamental analysis of each issuer financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Equity-Income Portfolio
VIP Equity-Income Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The goal is to achieve a yield which exceeds the composite yield on the securities comprising the



                                     GMI-15

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

Standard & Poor's 500(SM) Index (S&P500(R)). FMR normally invests 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks, and potentially investing in other types of equity securities and debt securities, including lower-quality debt securities. FMR invests in domestic and foreign issuers using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Freedom 2010 Portfolio
VIP Freedom 2010 seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Its principal investment strategies are to invest in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010 and to allocate assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2010). As of December 31, 2006, the Portfolio uses an asset allocation of approximately 40% Domestic Equity Funds, 10% International Equity Fund, 5% High Yield Fixed-Income Fund, 35% Investment Grade Fixed-Income Fund, and 10% Short Term Fund.

Fidelity VIP Freedom 2015 Portfolio
VIP Freedom 2015 seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Its principal investment strategies are to invest in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015 and to allocate assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2015). As of December 31, 2006, the Portfolio uses an asset allocation of approximately 46% Domestic Equity Funds, 12% International Equity Fund, 6% High Yield Fixed-Income Fund, 31% Investment Grade Fixed-Income Fund, and 5% Short Term Fund.

Fidelity VIP Freedom 2020 Portfolio
VIP Freedom 2020 seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Its principal investment strategies are to invest in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around he year 2020 and to allocate assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020). As of December 31, 2006, the Portfolio uses an asset allocation of approximately 55% Domestic Equity Funds, 14% International Equity Fund, 7% High Yield Fixed-Income Fund, 24% Investment Grade Fixed-Income Fund, and 0% Short Term Fund.

Fidelity VIP Freedom 2025 Portfolio
VIP Freedom 2025 seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Its principal investment strategies are to invest in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025 and to allocate assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2025). As of December 31, 2006, the Portfolio uses an asset allocation of approximately 57% Domestic Equity Funds, 14% International Equity Fund, 8% High Yield Fixed-Income Fund, 21% Investment Grade Fixed-Income Fund, and 0% Short Term Fund.

Fidelity VIP Freedom 2030 Portfolio
VIP Freedom 2030 seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. Its principal investment strategies are to invest in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030 and to allocate assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and


                                     GMI-16

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        Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

40% in short-term funds (approximately 10 to 15 years after the year 2030). As of December 31, 2006, the Portfolio uses an asset allocation of approximately 66% Domestic Equity Funds, 16% International Equity Fund, 8% High Yield Fixed-Income Fund, 10% Investment Grade Fixed-Income Fund, and 0% Short Term Fund.

Fidelity VIP Growth Portfolio
VIP Growth Portfolio seeks capital appreciation by investing the Portfolio's assets in common stocks of domestic and foreign companies FMR believes have above-average growth potential. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Growth & Income Portfolio
VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. FMR normally invests a majority of the Portfolio's assets in common stocks of domestic and foreign issuers with a focus on those that pay current dividends and show potential for capital appreciation. FMR may also invest the Portfolio's assets in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation. FMR may invest in "growth" stocks, "value" stocks or both. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Growth Opportunities Portfolio
VIP Growth Opportunities Portfolio seeks to provide capital growth by investing primarily in common stocks of domestic and foreign issuers that FMR believes have above average growth potential. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions.

Fidelity VIP High Income Portfolio
VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital. FMR normally invests the Portfolio's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. FMR may also invest the Portfolio's assets in non-income producing securities, including defaulted securities and common stocks. FMR invests in domestic and foreign issuers and may invest in companies that are in troubled or uncertain financial condition. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Index 500 Portfolio
VIP Index 500 seeks investment results that correspond to the S&P 500 Index. The Portfolio invests at least 80% of its assets in common stocks included in the S&P 500 Index as a whole and lends securities to earn income.

Fidelity VIP Investment Grade Bond Portfolio
VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by normally investing at least 80% of assets in investment-grade debt securities of all types and repurchase agreements for those securities. The Portfolio may invest in Lower-quality debt securities. FMR manages the Portfolio to have similar overall interest rate risk to an index, which as of December 31, 2005, was the Lehman Brothers(R) Aggregate Bond Index. FMR allocates assets across different market sectors and maturities, and analyzes a security's structural features and current pricing, trading opportunities, and the credit quality of the issuer.

Fidelity VIP Mid Cap Portfolio
VIP Mid Cap Portfolio seeks long-term growth of capital. FMR invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. FMR normally invests at least 80% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those with market capitalization which, for purposes of this Portfolio are those companies with market capitalizations similar to companies in the Russell Midcap(R) Index or the Standard and Poor's(R) Midcap 400 Index (S&P(R) Midcap 400). FMR may buy "growth" stocks, "value" stocks, or both, and may potentially invest in companies with


                                     GMI-17

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        Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 smaller or larger market capitalizations. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Overseas Portfolio
VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in common stock. FMR normally invests at least 80% of the Portfolio's assets in non-U.S. common stocks. FMR allocates investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST FUNDS
Each Portfolio is a series of the Trust, which is a mutual fund registered with the SEC. Affiliates of Franklin Resources, Inc., which operates as Franklin Templeton Investments, serve as the investment advisors for the funds, as indicated below.

Below is a summary of the investment objectives of the Franklin Templeton Variable Insurance Products Trust Funds. There are no guarantees that a fund will be able to achieve its objective. YOU SHOULD READ FRANKLIN TEMPLETON VIPT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

FTVIPT Franklin Growth and Income Securities Portfolio
The Franklin Growth and Income Securities Portfolio seeks capital appreciation with current income as a secondary goal. The Portfolio normally invests predominantly in a broadly diversified portfolio of equity securities that the Portfolio's manager considers to be financially strong but undervalued by the market. The investment advisor for this Portfolio is Franklin Advisers, Inc.

FTVIPT Franklin Income Securities Portfolio
The Franklin Income Securities Portfolio seeks to maximize income while maintaining prospects for capital appreciation. The Portfolio normally may invest in both debt and equity securities. The Portfolio seeks income by investing in corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the advisor believes are attractive. The investment advisor for this Portfolio is Franklin Advisers, Inc.

FTVIPT Franklin Large Cap Growth Securities Portfolio
The Franklin Large Cap Growth Securities Portfolio seeks capital appreciation. The Portfolio normally invests at least 80% of its net assets in investments or large capitalization companies, and normally invests predominantly in equity securities. The investment advisor for this Portfolio is Franklin Advisory Services, LLC.

FTVIPT Franklin Small Cap Value Securities Portfolio
The Franklin Small Cap Value Securities Portfolio seeks long-term total return. The Portfolio normally invests at least 80% of its net assets in investments of small capitalization companies, and normally invests predominantly in equity securities of companies that the advisor believes are undervalued. The investment advisor is Franklin Advisory Services, LLC.

FTVIPT Mutual Shares Securities Portfolio
The Mutual Shares Securities Portfolio seeks capital appreciation, with income as a secondary goal. The Portfolio normally invests mainly in equity securities that the advisor believes are undervalued. The Portfolio normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies. The investment advisor for this Portfolio is Franklin Mutual Advisers, LLC.

FTVIPT Templeton Foreign Securities Portfolio
The Templeton Foreign Securities Portfolio seeks long-term capital growth. The Portfolio normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities. The investment advisor for this Portfolio is Templeton Investment Counsel, LLC.

FTVIPT Templeton Growth Securities Portfolio


                                     GMI-18

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


The Templeton Growth Securities Portfolio seeks long-term capital growth. The Portfolio normally invests mainly in equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets. The investment advisor for this Portfolio is Templeton Global Advisors Limited.

PIMCO VARIABLE INSURANCE TRUST
Each Portfolio is a series of the Trust, which is a mutual fund registered with the SEC. Pacific Investment Management Company LLC (PIMCO) is the investment advisor to each Portfolio. PIMCO is located at 840 Newport Center Drive, Newport beach, California 92660.

Below is a summary of the investment objectives of the PIMCO Variable Insurance Trust Portfolios. There are no guarantees that a fund will be able to achieve its objective. YOU SHOULD READ PIMCO VIT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

PIMCO VIT All Asset Portfolio
The PIMCO VIT All Asset Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management. The Portfolio normally invests in the Institutional Class of the underlying PIMCO funds and does not invest directly in stocks or bonds of other issuers. The Portfolio is a "fund of funds" and bears a proportionate share of the expenses charged by the underlying funds in which it invests. Research Affiliates LLC, an affiliate of PIMCO, is the Portfolio's asset allocation sub-advisor.

PIMCO VIT CommodityRealReturn Strategy Portfolio
The PIMCO VIT CommodityRealReturn Strategy Portfolio seeks maximum real return consistent with prudent investment management. The Portfolio normally invests in the commodity-linked derivative instruments.

PIMCO VIT Low Duration Portfolio
The PIMCO VIT Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio normally invests 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average Portfolio duration varies from 1-3 years.

PIMCO VIT Real Return
The PIMCO VIT Real Return Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio normally invests at lease 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and Non-U.S. governments, their agencies or instrumentalities and corporations.

PIMCO VIT Total Return
The PIMCO VIT Total Return Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio normally invests 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average Portfolio duration varies from 3-6 years.

RYDEX VARIABLE TRUST
Each Portfolio is a series of the Trust, which is a mutual fund registered with the SEC. Rydex Investments is the investment advisor to each Portfolio. The Advisor is located at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

Rydex VT Absolute Return Strategies Fund
The Rydex Absolute Return Strategies Fund seeks to provide capital appreciation consistent with the return and risk characteristics of the hedge fund universe. The secondary objective is to achieve these returns with low correlation to and less volatility than equity indices.

Rydex VT Hedged Equity Fund
The Rydex Hedged Equity Fund seeks to provide capital appreciation consistent with the return and risk characteristics of the long/short hedge fund universe. The secondary objective is to achieve these returns with low correlation to and less volatility than equity indices.

Rydex VT Sector Rotation Fund
The Rydex Sector Rotation Fund seeks long-term capital appreciation by moving its investments among


                                     GMI-19

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 different sectors or industries. Each month the advisor uses a quantitative methodology to rank approximately sixty different industries based on price momentum as determined by the recent performance of the various industries over near-term periods. The fund then invests in the top ranked industries.

TOUCHSTONE VARIABLE SERIES TRUST
Each Portfolio of the Touchstone Variable Series Trust is an open-ended management investment company. Touchstone Advisors, Inc., which is affiliated with Integrity, advises each of the Portfolios, along with a sub-advisor that is listed under each Portfolio description below.

Below is a summary of the investment objectives of the Portfolios of Touchstone Variable Series Trust. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ TOUCHSTONE VARIABLE SERIES TRUST FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Touchstone VST Balance Fund
Oppenheimer Capital LLC is the sub-advisor for the Touchstone VST Balanced Fund. The fund seeks to achieve both an increase in share price and current income by investing in both equity securities (generally about 60% of assets) and debt securities (generally about 40%, but at least 25%). The fund may also invest up to one-third of its assets in securities of foreign companies, and up to 15% in securities of companies in emerging market countries. In choosing equity securities for the fund, the portfolio manager will seek companies that are in a strong position within their industry, are owned in part by management and are selling at a price lower than the company's intrinsic value. Debt securities are also chosen using a value style, and will be rated investment grade or at the two highest levels of non-investment grade. The Portfolio manager will focus on higher yielding securities, but will also consider expected movements in interest rates and industry position.

Touchstone VST Baron Small Cap Fund
BAMCO, Inc., a subsidiary of Baron Capital Group, Inc., is the sub-advisor for the Touchstone VST Baron Small Cap Fund. The fund seeks long-term capital appreciation. It invests primarily (at least 80% of assets) in common stocks of smaller companies with market values under $2.5 billion selected for their capital appreciation potential. In making investment decisions for the fund, the portfolio manager seeks securities believed to have favorable price to value characteristics based on the portfolio manager's assessment of their prospects for future growth and profitability, and the potential to increase in value at least 100% over four subsequent years.

Touchstone VST Core Bond Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Core Bond Fund. The fund seeks to provide a high level of current income as is consistent with the preservation of capital by investing at least 80% of its assets in bonds. The fund invests in mortgage-related securities, asset-backed securities, U.S. government securities and corporate debt securities. The fund invests at least 65% of assets in investment grade debt securities, but may invest up to 35% of assets in non-investment grade debt securities rated as low as B. In making investment decisions for the fund, the portfolio manager analyzes the overall investment opportunities and risks in different sectors of the debt securities markets by focusing on maximizing total return while reducing volatility.

Touchstone VST Eagle Capital Appreciation Fund
Eagle Asset Management, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Eagle Capital Appreciation Fund. The fund seeks long-term capital appreciation. In selecting equity securities for the fund, the portfolio management team begins with the largest 500 stocks (by market capitalization) in the Russell 1000 Index. It immediately eliminates deeply cyclical stocks, stocks believed to be over-valued, companies with unproven business models, businesses without a sustainable competitive advantage and companies whose business models they simply do not understand. The initial screening leaves about 150 stocks, which are assigned to the four co-portfolio managers based on sector. Each portfolio manager then uses fundamental research to develop five-year earnings estimates for each company based on historical data, current comparables and a thorough understanding of each company and the relevant industry drivers. The portfolio managers will then assign either a premium or discount multiple to each stock based on what the multiple of that stock has been versus the S&P 500 Index historically and what it is expected to be over the next five years. The earnings estimates and premium/discount assigned by each portfolio manager are then entered into a proprietary valuation model which ranks each stock based on the five year expected rates of return. The


                                     GMI-20

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 team will generally only invest in those stocks ranked in the top third of the valuation model's rankings. Any stock held which falls into the bottom third of the rankings will normally be sold by the fund.

Touchstone VST Growth & Income Fund
Deutsche Investment Management Americas Inc., is the sub-advisor for the Touchstone VST Growth & Income Fund. The fund seeks to increase the value of fund shares over the long-term, while receiving dividend income, by investing at least 50% of total assets in dividend paying common stock, preferred stocks and convertible securities in a variety of industries. The portfolio manager may purchase up to 50% of securities that do not pay dividends, but which are expected to increase in value or produce high-income payments in the future. The portfolio manager invests in stocks with lower valuations than the broad market that are believed to have long-term dividend and earnings fundamentals.

Touchstone VST High Yield Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST High Yield Fund. The fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration. The fund invests at least 80% of its assets in non-investment grade debt securities of domestic corporations. Non-investment grade securities are often referred to as "junk bonds" and are considered speculative.

Touchstone VST Large Cap Core Equity Fund
Todd Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for Touchstone VST Large Cap Core Equity Fund. The Large Cap Core Equity Fund (formerly the Enhanced Dividend 30 Fund) seeks long-term capital appreciation as its primary goal and income as its secondary goal. The sub-advisor selects stocks that it believes are attractively valued with active catalysts in place. The sub-advisor uses a database of 4,000 stocks from which to choose the companies that will be selected for the fund's portfolio. A specific process is followed to assist the sub-advisor in its selections.

Touchstone VST Mid Cap Growth Fund
Westfield Capital Management Company, LLC and TCW Investment Management Company are the sub-advisors for the Touchstone VST Mid Cap Growth Fund. The fund seeks to increase the value of fund shares as a primary goal and to earn income as a secondary goal. The fund invests at least 80% of its assets in common stocks of mid cap companies. The fund is sub-advised by two separate management teams that use different style methodologies. Mid cap growth companies can include companies that have earnings that the portfolio manager believes may grow faster than the U.S. economy in general, due to new products, management changes at the company or economic shocks such as high inflation or sudden increases or decreases in interest rates. Mid cap growth companies can also include companies that are believed to be undervalued, including those with unrecognized asset values, undervalued growth or those undergoing turnaround.

Touchstone VST Money Market Fund
Ft. Washington Investment Advisors, Inc, which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Money Market Fund. The fund seeks high current income, consistent with liquidity and stability of principal by investing primarily in high-quality money market instruments. The fund is a money market fund and tries to maintain a constant share price of $1.00 per share, although there is no guarantee that it will do so.

Touchstone VST Third Avenue Value Fund
Third Avenue Management LLC is the sub-advisor for the Touchstone VST Third Avenue Value Fund. The fund seeks long-term capital appreciation. It is a non-diversified fund that seeks to achieve its objective mainly by investing in common stocks of well-financed companies (companies without significant debt in comparison to their cash resources) at a discount to what the portfolio manager believes is their liquid value. The fund invests in companies regardless of market capitalization and invests in both domestic and foreign securities. The mix of the fund's investments at any time will depend on the industries and types of securities that the portfolio manager believes hold the most value.


                                     GMI-21

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

Touchstone VST Value Plus Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Value Plus Fund. The fund seeks to increase value of the fund shares over the long-term by investing primarily in common stock of large and mid cap companies that the portfolio manager believes are undervalued. In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages, but are believed to be priced lower than their true value. These companies may not pay dividends. These companies may include companies in the technology sector.

TOUCHSTONE VST ETF FUNDS
The Touchstone VST ETF Funds ("ETF Funds") are mutual funds that invest fixed percentages of assets in various exchange-traded funds, including series of the iShares(R) Funds Trust. Because the ETF Funds invest in other mutual funds rather than in individual securities, each ETF Fund is considered a "fund of funds" and bears a proportionate share of the expenses charged by the underlying funds in which it invests. You can invest directly in ETF Funds and do not have to invest through a variable annuity or mutual fund.

In addition, the underlying exchange-traded funds trade like a stock on a securities exchange and may be purchased and sold throughout the trading day based on their market price. Each exchange-traded fund that is held by one of the ETF Funds is an "index fund," which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index. It is not possible to invest directly in the index.

Each ETF fund allocates its assets among a group of exchange-traded funds in different percentages. Therefore, each ETF Fund has different indirect asset allocations of stocks, bonds, and cash, reflecting varying degrees of potential investment risk and reward for different investment styles and life stages. These asset allocations provide four distinct options that can meet a wide variety of investment needs. The allocation of stocks and bonds in each ETF Fund reflects greater or lesser emphasis on pursuing current income or growth of capital.

As a result of market gains or losses by the underlying exchange-traded funds, the percentage of any of the ETF Funds' assets invested in stocks or bonds at any given time may be different than that ETF Fund's planned asset allocation model. Stock and bond markets, and the sub-categories of assets within them, such as value, growth, large cap and small cap, have returns that vary from year to year. Because the changes in returns for these assets affect their expected return in the future, they require monitoring and potentially some rebalancing of the allocation models. The sub-advisor will monitor the models and may update any revise the asset allocation percentages employed by each model to reflect changes in the marketplace. The sub-advisor will rebalance each ETF Fund's assets annually (except the Enhanced ETF Fund, which will be assessed by the sub-advisor on a semi-annual basis and may be reallocated if market conditions so indicate) in accordance with the asset allocation model then in effect. The sub-advisor reserves the right to rebalance more or less frequently depending upon market conditions, investment experience, and other factors it deems appropriate.

Todd Investment Advisors, Inc., is the sub-advisor for the Touchstone VST Aggressive ETF, Conservative ETF, Enhanced ETF and Moderate ETF Funds. Todd Investment Advisors, Inc., is affiliated with Integrity.

Touchstone VST Conservative ETF Fund
The Touchstone VST Conservative ETF Fund seeks total return by investing for income and capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected volatility risk while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. The Fund typically allocates about 65% of its assets in bonds and 35% in stocks. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Moderate ETF Fund
The Touchstone VST Moderate ETF Fund seeks total return by investing primarily for capital appreciation and

                                     GMI-22

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 secondarily for income. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected volatility risk while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. The Fund typically allocates about 60% of its assets in stocks and 40% in bonds. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Aggressive ETF Fund
The Touchstone VST Aggressive ETF Fund seeks capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected volatility risk while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. The Fund typically allocates about 80% of its assets in stocks and 20% in bonds. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Enhanced ETF Fund
The Touchstone VST Enhanced ETF Fund seeks high capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected volatility risk while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. Those asset classes with the best relative strength, as measured by their relative performance over the prior six months, are over weighted for six months, while the other asset classes are underweighted, thereby increasing the potential for enhanced performance with lower volatility. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

VAN KAMPEN LIT PORTFOLIOS
Van Kampen Asset Management is the investment adviser for each of the LIT Portfolios.

Below is a summary of the investment objectives of the Portfolios of Van Kampen Life Investment Trust. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ EACH VAN KAMPEN LIT PORTFOLIOS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Van Kampen LIT Comstock Portfolio
The Portfolio's investment objective is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers.

Van Kampen LIT Strategic Growth Portfolio
The Portfolio's investment objective is to seek capital appreciation. Under normal market conditions, the Portfolio's investment adviser seeks to achieve the Portfolio's investment objective by investing primarily in a portfolio of common stocks of companies considered by the investment adviser to be strategic growth companies.

VAN KAMPEN UIF PORTFOLIOS
Morgan Stanley Investment Management, Inc., doing business as Van Kampen, is the investment advisor for each of the UIF Portfolios.

Below is a summary of the investment objectives of the Portfolios of Van Kampen Universal Institutional Funds. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ VAN KAMPEN UIF FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.


                                     GMI-23

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


Van Kampen UIF Emerging Markets Debt Portfolio
The Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries. Using macroeconomic and fundamental analysis, the advisor seeks to identify developing countries that are believed to be undervalued and have attractive or improving fundamentals. After the country allocation is determined, the sector and security selection is made within each country.

Van Kampen UIF Emerging Markets Equity Portfolio
The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries. The Advisor's investment approach combines top-down country allocation with bottom-up stock selection. Investment selection criteria include attractive growth characteristics, reasonable valuations and company managements with strong shareholder value orientation.

Van Kampen UIF U.S. Real Estate Portfolio
The Portfolio seeks to achieve above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs"). The Portfolio focuses on REITs as well as real estate operating companies that invest in a variety of property types and regions. The Advisor's approach emphasizes bottom-up stock selection with a top-down asset allocation overlay.

THE FIXED ACCOUNTS

Our Fixed Accounts, General Account and the non-unitized separate account are not registered under the Securities Act of 1933 (1933 Act) or the 1940 Act. The General Account supports the Account Value you invest in the Fixed Accounts (unless otherwise supported by a separate account), the Death Benefit in excess of Account Value and the Annuity Benefit. The non-unitized separate account supports the GROs. We have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Accounts or the General Account. Disclosures regarding the Fixed Accounts or the General Account are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED RATE OPTIONS

We offer GROs with Guarantee Periods of two, three, five, seven and ten years. Each GRO matures at the end of the Guarantee Period you have selected. We can change the Guarantee Periods available from time to time. Each contribution or transfer to a GRO establishes a new GRO for the Guarantee Period you choose at the guaranteed interest rate that we declare as the current rate (Guaranteed Interest Rate). When you put a contribution into a GRO, a Guaranteed Interest Rate is locked in for the entire Guarantee Period you select. We credit interest daily at an annual effective rate equal to the Guaranteed Interest Rate. The Guaranteed Interest Rate will never be less than the minimum interest rate stated on the schedule page of your contract, which will be the minimum interest rate allowed by state law in the state in which your contract was issued, on the date it was issued.


The value of a contribution to your GRO is called the GRO Value. Assuming you haven't transferred or withdrawn any amounts, the GRO Value will be the amount you contributed plus interest at the Guaranteed Interest Rate less any annual administrative charge and optional benefit charges that may apply.

We may declare an enhanced rate of interest in the first year for any contribution allocated to a GRO that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period. This enhanced rate will be guaranteed for the Guarantee Period's first year and declared at the time of purchase. We may also declare and credit a special interest rate or additional interest at any time on any nondiscriminatory basis. Any enhanced rate, special interest rate or additional interest credited to your GRO will be separate from the Guaranteed Interest Rate and will not be used in the MVA formula.

If you have more than one GRO with the same Guarantee Period, the GROs are considered one GRO for Account Value reporting purposes. For example, when you receive a statement from us, all of your three-year


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

GROs will be shown as one GRO while all of your five-year GROs will appear as another GRO, even though they may have different maturity dates. However, you will receive separate notices concerning GRO renewals for each contribution you have made, since each contribution will have a different maturity date.

All contributions you make to a GRO are placed in a non-unitized separate account. The value of your GROs is supported by the reserves in our non-unitized separate account. You can get our current Guaranteed Interest Rates by calling our Administrative Office.

Renewals of GROs
We'll notify you in writing before the end of your GRO Guarantee Period. You must tell us before the end of your Guarantee Period if you want to transfer your GRO Value to another Investment Option. If you do nothing, when the Guarantee Period ends, we will set up a new GRO for the same length of time as your old one, at the then-current Guaranteed Interest Rate for that Guarantee Period.

If a GRO matures and it can't be renewed for the same length of time, the new GRO will be set up for the next shortest available Guarantee Period. For example, if your mature GRO was for 10 years and when it matures, we don't offer a 10-year Guarantee Period, but we do offer a seven-year Guarantee Period, your new GRO will be for seven years. You can't renew a GRO that would mature after your Retirement Date.

MARKET VALUE ADJUSTMENTS
An MVA is an adjustment, either up or down, that we make to your GRO Value if you make an early withdrawal, surrender or transfer from your GRO or if you elect an Annuity Benefit before the end of the Guaranteed Period. An MVA also applies on a Distribution on Death of the owner before the end of the Guaranteed Period, but not on the calculation of Death Benefits (which are paid on the death of the Annuitant). No MVA is made for withdrawals of the Free Withdrawal Amount or for withdrawals or transfers, election of Annuity Benefits or calculations of Distributions on Death, which are made within 30 days of the expiration of the GRO Guarantee Period. No MVA shall apply when withdrawals are taken to meet required minimum distributions under the Tax Code. The value after the MVA may be higher or lower than the GRO Value, but will never be less than an amount equal to your contribution to the GRO, less withdrawals and associated withdrawal charges, less transfers out of a GRO, plus interest accumulated at the minimum interest rate declared in your contract, less any annual administrative charge and less any charges for the optional benefits, if applicable.

The MVA we make to your GRO is based on the changes in our Guaranteed Interest Rate. Generally, if our Guaranteed Interest Rate has increased since the time of your contribution, the MVA will reduce your GRO Value. On the other hand, if our Guaranteed Interest Rate has decreased since the time of your contribution, the MVA will generally increase your GRO Value.

The MVA for a GRO is determined by the following formula:

          MVA = GRO Value x [(1 + A)N/12 / (1 + B + .0025)N/12 - 1], where:

          A is the Guaranteed Interest Rate being credited to the GRO subject to the MVA;

          B is the current Guaranteed Interest Rate, as of the effective date of the application of the MVA, for current allocations to a GRO, the length of which is equal to the number of whole months remaining in your GRO. Subject to certain adjustments, if that remaining period isn't equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by a formula that finds a value between the Guaranteed Interest Rates for GROs of the next highest and next lowest Guarantee Period; and

          N is the number of whole months remaining in your GRO.

For contracts issued in certain states, the formula above will be adjusted to comply with state requirements.

If the remaining term of your GRO is 30 days or less, the MVA for your GRO will be zero. If for any reason we are no longer declaring current Guaranteed Interest Rates, then to determine B we will use the yield to maturity


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 of United States Treasury Notes with the same remaining term as your GRO, using a formula when necessary, in place of the current Guaranteed Interest Rate or Rates. See Appendix B for illustrations of the MVA.

SYSTEMATIC TRANSFER OPTION
We offer a STO that provides a fixed interest rate on your contributions to the STO that is effective for the STO period selected. STOs are available for 6 months or 1 year. All STO contributions must be transferred into other Investment Options within either six months or one year of your STO contribution, depending on which STO you select. We will automatically transfer installments of $1,000 or more each. Transfers are made monthly for the 6 month STO and either monthly or quarterly for the one-year STO. The STO is available for new contributions only. You can't transfer from other Investment Options into the STO. See "Systematic Transfer Program" in Part 9 for more details on this program.

PART 4 - DEDUCTIONS AND CHARGES

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge equal to an annual effective rate of 1.60% of your Account Value in each of the Variable Account Options to cover mortality and expense risk and certain administrative expenses. A portion of the 1.60% pays us for assuming the mortality risk and the expense risk under the contract. The mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more Annuity Benefits or greater Death Benefits than anticipated. The expense risk is the risk that the actual expenses of administering and distributing the contract will exceed the reimbursement for administrative expenses. A portion of the 1.60% is used to reimburse us for administrative expenses not covered by the annual administrative charge, including the cost of distribution of the contracts. We expect to make a profit from this fee. The mortality and expense risk charge can't be increased without your consent.

ANNUAL ADMINISTRATIVE CHARGE

We charge an annual administrative charge of $50, which is deducted on the last day of the Contract Year if your Account Value is less than $50,000 on that day. This charge is taken pro rata from your Account Value in each Investment Option. The part of the charge deducted from the Variable Account Options reduces the number of Units we credit to you. The part of the charge deducted from the Fixed Accounts is withdrawn in dollars. The annual administrative charge is pro-rated if you surrender the contract, select an Annuity Benefit during a Contract Year, or upon the calculation of a Death Benefit or Distribution on Death of owner.

REDUCTION OF THE MORTALITY AND EXPENSE RISK CHARGE OR ANNUAL ADMINISTRATIVE
CHARGE

We can reduce or eliminate the mortality and expense risk charge or the annual administrative charge for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group or the amount of the contributions. We won't unlawfully discriminate against any person or group if we reduce or eliminate these charges.

PORTFOLIO CHARGES

The Variable Account Options buy shares of the corresponding Portfolios at each Portfolio's net asset value. The price of the shares reflects investment management fees and other expenses that have already been deducted from the assets of the Portfolios. The amount charged for investment management can't be increased without shareholder approval. Please refer to the Portfolio prospectuses for complete details on Portfolio expenses and related items.

WITHDRAWAL CHARGE

If you withdraw your contributions, you may be charged a withdrawal charge of up to 7%. The amount of the withdrawal charge is a percentage of each contribution and not of the Account Value. As shown below, the charge varies, depending upon the "age" of the contributions included in the withdrawal - that is, the number of


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 years that have passed since each contribution was made.

--------------------------------------------------------------------------------
               CONTRIBUTION                       CHARGE AS A PERCENTAGE OF
                   YEAR                           THE CONTRIBUTION WITHDRAWN
--------------------------------------------------------------------------------
                     1                                        7%
--------------------------------------------------------------------------------
                     2                                        6%
--------------------------------------------------------------------------------
                     3                                        5%
--------------------------------------------------------------------------------
                     4                                        4%
--------------------------------------------------------------------------------
                thereafter                                    0%
--------------------------------------------------------------------------------


The maximum of 7% would apply if the entire amount of the withdrawal consisted of contributions made during your current Contract Year. We don't deduct a withdrawal charge when you withdraw contributions made more than four years prior to your withdrawal. The oldest contributions are treated as the first withdrawn and more recent contributions next.


Partial withdrawals up to the Free Withdrawal Amount of 10% are not subject to the withdrawal charge. Details on the Free Withdrawal Amount are in Part 5, in the section titled "Withdrawals. Withdrawal Charges apply to the Withdrawal Charge amount itself since this amount is part of the Account Value withdrawn. This is done by dividing the amount subject to Withdrawal Charges by 1 minus the withdrawal charge rate.


We won't deduct a withdrawal charge if:

     o    we calculate the Death Benefits on the death of the Annuitant; or

     o you use the withdrawal to buy an immediate Annuity Benefit from us with either (i) life contingencies, or (ii) a restricted prepayment option that provides for level payments over five or more years.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

We can reduce or eliminate the withdrawal charge for individuals or a group of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us. Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans that we, or our affiliate, sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate the withdrawal charge.

HARDSHIP WAIVER


We may waive the withdrawal charge on full or partial withdrawal requests of $1,000 or more under a hardship circumstance. We may also waive the MVA on any amounts withdrawn from the GROs. Hardship circumstances may include the owner's
(1) confinement to a nursing home, hospital or long term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment. (The hardship waiver does not include unemployment on contracts issued in Indiana, Nebraska, New Jersey, Pennsylvania and Texas.) We can require reasonable notice and documentation including, but not limited to, a physician's certification and Determination Letter from a State Department of Labor. The waivers of the withdrawal charge and MVA apply to the owner, not to the Annuitant. If there are joint owners, the waivers apply to both the owner and the joint owner. The hardship waiver is not available on contracts issued in Massachusetts and South Carolina.


COMMISSION ALLOWANCE AND ADDITIONAL PAYMENTS TO DISTRIBUTORS

We generally pay a commission to the sales representative equal to a maximum of 5.00% of contributions, plus up to 1.00% trail commission paid on Account Value starting in the third Contract Year. Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 compensation from us for training, marketing or other services provided. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation. We may also pay a broker-dealer additional fees to ensure that firm's registered representatives have access, or preferred access, to our products.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract. This could be considered a conflict of interest.

Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on contributions paid, but no more than 0.25%, for enhanced access to their registered representatives. The broker-dealer firms are Cadaret, Grant & Co., Inc., Cadaret, Grant Agency, Securities America Inc., Summit Equities, National Equity Advisors, Investacorp, Inc., Central Jersey Financial, Stifel, Nicolaus and Company, Centaurus Financial, FFP Securities, Raymond James, American Portfolios, Sterne, Agee & Leach and Linsco/Private Ledger.

OPTIONAL BENEFIT CHARGES

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional cost. The additional cost of each Rider, along with details about the benefit, is provided in Part 6.

TRANSFER CHARGE

You have twelve free transfers during a Contract Year. Then we charge $20 for each additional transfer during that Contract Year. Transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer Programs described in Part 9 do not count towards the twelve free transfers and we do not charge for transfers made under these programs.

TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

STATE PREMIUM TAX

We won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law. If you elect an Annuity Benefit, we'll deduct any applicable state premium taxes from the amount available for the Annuity Benefit. State premium taxes currently range from 0 to 4%.

PART 5 - TERMS OF YOUR VARIABLE ANNUITY

YOUR CONTRIBUTIONS

    o   Minimum initial contribution       $  20,000
    o   Minimum additional contribution    $     100
    o   Maximum total contribution         $1,000,000 if the Annuitant is age 75 or younger
                                           $  500,000 if the Annuitant is age 76 or older

Different contribution limits apply if you select the GLIA Rider. See Part 6. Contributions may also be limited by various state or federal laws or prohibited by us for all owners under the contract. If our contract is an individual retirement account (IRA), we will measure your contributions against the maximum limits for annual contributions set by federal law. Contributions will be accepted at any time up to four years before your Retirement Date.

Your contributions are invested in the Investment Options you select. Each contribution is credited as of the

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 date we have received both the contribution and instructions for allocation to one or more Investment Options in good order at our Administrative Office. Wire transfers are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check sent through the mail are deemed received when they are delivered in good order to our Administrative Office.

You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When the Administrative Office receives it, the change will be effective for any contribution that accompanies it and for all future contributions. We can also accept changes by telephone. See "Transfers" in Part 5. Different rules apply to the GLIA Investment Options. See Part 6.

UNITS IN OUR SEPARATE ACCOUNT

Your investment in the Variable Account Options is used to purchase Units. On any given day, the value you have in a Variable Account Option is the number of Units credited to you in that Variable Account Option multiplied by the Unit Value. The Units of each Variable Account Option have different Unit Values.

Units are purchased when you make new contributions or transfer amounts to a Variable Account Option. Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Variable Account Option into a different Investment Option. We also redeem Units to pay the Death Benefit when the Annuitant dies, to make a Distribution on Death of owner, to pay the annual administrative charge and to pay for certain optional benefits. The number of Units purchased or redeemed in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Variable Account Option's Unit Value, calculated as of the next close of business of the New York Stock Exchange.

The Unit Values of the Variable Account Options fluctuate with the investment performance of the corresponding Portfolios, which reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolio's expenses.

HOW WE DETERMINE UNIT VALUE

We determine Unit Values for each Variable Account Option after the close of business of the New York Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day. The Unit Value of each Variable Account Option for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Variable Account Option on the current Business Day. We determine a net investment factor for each Variable Account Option as follows:

o First, we take the value of the Portfolio shares which belong to the corresponding Variable Account Option at the close of business that day. For this purpose, we use the share value reported to us by the Portfolios.

o Next, we add any dividends or capital gains distributions by the Portfolio on that day.

o Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

o Then we divide this amount by the value of the Portfolio shares which belong to the corresponding Variable Account Option at the close of business on the last day that a Unit Value was determined.


o Finally, we subtract the mortality and expense risk charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is an amount equal to an annual effective rate of 1.60%.


Generally, this means that we adjust Unit Values to reflect the investment experience of the Portfolios and for the mortality and expense risk charge.


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008



TRANSFERS

You may transfer all or any part of your Account Value among the Variable Account Options and the GROs, subject to our transfer restrictions:

o The amount transferred must be at least $100 or, if less, the entire amount in the Investment Option.

o    Transfers into the STO are not permitted.

o Transfers into a GRO must be to a newly elected GRO (that is, to a GRO you haven't already purchased) at the then-current Guaranteed Interest Rate.

o Transfers out of a GRO more than 30 days before the end of the Guarantee Period are subject to an MVA. See Part 3.

o You may also reallocate all of your Account Value invested in the Variable Account Options at one time and this will count as one transfer.

o    Transfers into and out of the GLIA Investment Options are restricted. See
     Part 6.

After your twelve free transfers during a Contract Year, we charge $20 for each additional transfer during that Contract Year. See Part 4, "Transfer Charge."

You may request a transfer by writing to our Administrative Office at the address in the Glossary. Each request for a transfer must specify:

o    the contract number

o    the amounts to be transferred, and

o    the Investment Options to and from which the amounts are to be transferred.

Transfers may also be arranged through our telephone transfer service using your personal identifiers. We'll honor telephone transfer instructions from any person who provides correct identifying information. We aren't responsible for fraudulent telephone transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we're open for business. If we receive your transfer request before 4:00 p.m., Eastern Time on a Business Day, you will receive the Unit Values for the Variable Account Options as of the close of business on the day you call. Transfer requests for Variable Account Options received by us at or after 4:00 p.m., Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day or on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing.

A transfer request doesn't change the allocation of current or future contributions among the Investment Options. Different rules apply to the GLIA Investment Options. See Part 6.

EXCESSIVE TRADING

We reserve the right to limit the number of transfers in any Contract Year or to refuse any transfer request for an owner or certain owners if: (a) we believe in our sole discretion that excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected Portfolios.

We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made. Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested. ACCORDINGLY,


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


YOU WILL NEED TO SUBMIT A NEW TRANSFER REQUEST IN ORDER TO MAKE A TRANSFER THAT WAS NOT MADE BECAUSE OF THESE LIMITATIONS.

SPECIFIC NOTICE REGARDING THE USE OF THIS ANNUITY FOR MARKET TIMING OR FREQUENT TRADING

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing or for any other reason should not purchase this contract. These abusive or disruptive transfers can have an adverse impact on management of a Portfolio, increase Portfolio expenses and affect Portfolio performance.

The following policies for transfers between Investment Options are designed to protect contract owners from frequent trading activity. However, we may not be able to detect all frequent trading, and we may not be able to prevent transfers by those we do detect. As detecting frequent trading and preventing its recurrence is, in many circumstances, a reactive response to improper trading, we cannot guarantee, despite our policies and procedures, that we will detect all frequent trading in our contracts, prevent all frequent trading and prevent all harm caused by frequent trading.

1. Prohibited Transfers. Under normal market conditions, we will refuse to honor, unless made by first class U.S. mail:

     o a transfer request into an International or High Yield Variable Account Option (as defined by us) if, within the preceding five Business Days, there was a transfer out of the same Variable Account Option;

     o a transfer request out of an International or High Yield Variable Account Option if, within the preceding five Business Days, there was a purchase or transfer into the same Variable Account Option.

2. Allowable Transfers Accompanying A Prohibited Transfer. We cannot honor an otherwise allowable transfer request if it is made at the same time or accompanies a request for a Prohibited Transfer.

3.   Notification. We will notify you if your requested transfer is not made.

4. Revocation of Same-Day Transfer Privileges. Contract owners (or agents acting on their behalf) who engage in market timing, as determined by us in our sole discretion, will have their same-day transfer privileges revoked immediately.

     o If your same-day transfer privileges are revoked, you will be required to submit all future transfer requests by U.S. mail or overnight delivery service. Transfer requests made by telephone or the Internet or sent by fax, same-day mail or courier service will not be accepted.

     o In addition, if you wish to cancel a transfer request, your cancellation request must also be in writing and received by U.S. mail or overnight delivery service. The cancellation request will be processed as of the day it is received.

5. 20 Investment Option Transfers Permitted. You may submit 20 Investment Option transfers each Contract Year for each contract by U.S. mail, internet, telephone request, or fax.

     o All requests for transfers among your Investment Options in excess of 20 per Contract Year must be submitted by regular U.S. mail or overnight delivery. Transfer requests made by telephone or the Internet or sent by fax, same day mail or courier service will not be accepted, and Internet trading privileges will be suspended. If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S. mail or overnight delivery service. We will process the cancellation request as of the day we receive it.

     o Upon reaching your next Contract Anniversary, you will again be provided with 20 Investment Option transfers. Investment Option transfers are non-cumulative and may not be carried over from year to year.


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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


     o Transfers made under our Dollar Cost Averaging Program, Systematic Transfer Option Program, Customized Asset Rebalancing Program, or other related programs we may offer are not counted toward the 20 Investment Option transfer limitation. If we determine in our sole discretion that you are manipulating these or similar programs to circumvent our transfer policies, however, we may take any action that we deem appropriate to stop this activity. This could include (but is not limited to) revoking your same-day transfer privileges or your ability to utilize these programs.

Conformity with these policies does not necessarily mean that trading will not be deemed to constitute market timing. If it is determined, in our sole discretion, that a contract owner is attempting to engage in improper trading, we reserve the right to revoke their same-day transfer privileges. We will also take into consideration any information and data provided to us by the Portfolios' investment advisors regarding improper trading. If we are notified by a Portfolio's investment advisor that the frequency or size of trades by an individual or group of individuals is disruptive to the management of the Portfolio, and the investment advisor asks us to restrict further trading in that Portfolio by the individual or group, we will comply with that request promptly. We will impose the Portfolio's investment advisor's restriction even if the transactions otherwise conform to our policies. We do not grant waivers of these policies to particular investors or classes of investors.

We may modify these restrictions at any time in our sole discretion.

WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be at least $100. The withdrawal will be taken from your Investment Options, pro rata, in the same proportion their value bears to your total Account Value. For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the Account Value will come from each of your four Investment Options. You can tell us if you want your withdrawal handled differently.

For partial withdrawals, the total amount deducted from your Account Value will include:

     o    the withdrawal amount requested,

     o    plus or minus any MVA that may apply (see Part 3, "MVA"),

     o    minus any withdrawal changes that apply (see Part 4, "Withdrawal
          Charge").

The net amount you receive will be the amount you requested, less any applicable tax withholding. Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See Part 8.

Certain Death Benefits are reduced by withdrawals on a proportional basis. See
Part 5, "Death Benefits Paid on Death of Annuitant."

FREE WITHDRAWAL AMOUNT
You may take your Free Withdrawal Amount each Contract Year without a withdrawal charge or MVA. The Free Withdrawal Amount is the greater of:

     o 10% of your Account Value at the time you make your first withdrawal request during a Contract Year; or

     o    10% of your Account Value at your most recent Contract Anniversary.

During your first Contract Year, the Free Withdrawal Amount is 10% of your initial contribution received on the Contract Date.

If you don't take the Free Withdrawal Amount in any one Contract Year, you can't add it to the next year's Free Withdrawal Amount. If you completely surrender the contract, withdrawal charges on your contributions will not be reduced by your Free Withdrawal Amount.

                                     GMI-32

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


Your financial professional or a third party may offer you asset allocation or investment advisory services for your contract. Fees you pay for such investment advisory services are in addition to any contract charges. If you want to pay for such services from your Account Value, you must complete a form authorizing us to pay the amount requested by the third party from your Account Value. These payments are withdrawals from your Account Value. We will withdraw the requested payment according to the third party's instructions (including instructions about which Investment Options to withdraw the fee from) and send you a confirmation of the transaction. We will not verify the accuracy of the amount being requested.

Additional restrictions apply to withdrawals from the GLIA Investment Options. See Part 6.

ASSIGNMENTS

We do not allow partial or collateral assignment of your contract.

DEATH BENEFIT PAID ON DEATH OF ANNUITANT

Unlike some other variable annuities, our contract pays the Death Benefit upon the Annuitant's death, rather than upon the owner's death. You name the Annuitant's beneficiary (or beneficiaries). We will pay a Death Benefit to the Annuitant's surviving beneficiary if:

     o    the Annuitant dies before the Retirement Date; and

     o    there is no contingent Annuitant.

If an Annuitant's beneficiary doesn't survive the Annuitant, then the Death Benefit is generally paid to the Annuitant's estate.

A Death Benefit won't be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract. The Annuitant and any contingent Annuitants may not be changed once the contract has been issued.

STANDARD DEATH BENEFIT
The standard Death Benefit varies depending on the Annuitant's age on the Contract Date.

For contracts where the Annuitant's age on the Contract Date is up to and including age 85, the Death Benefit will be the greater of:

     o your total contributions, minus any withdrawals (and associated charges); or

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

For contracts where the Annuitant's age on the Contract Date is 86 or older the Death Benefit is:

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

The Death Benefit can be paid in a lump sum or as an annuity. You may select either option. If you have not selected an option before the Annuitant dies, the Annuitant's beneficiary may select either option at the Annuitant's death. However, a beneficiary that is not a natural person automatically receives a lump sum distribution. All Death Benefits that are reduced for withdrawals and any charges associated with the withdrawals.

DISTRIBUTION ON DEATH OF OWNER

When you, as owner, die before the Retirement Date, your entire interest in this contract is required to be


                                     GMI-33

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 distributed to the owner's beneficiary within five years. However, any interest that is payable to the owner's beneficiary may be payable over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary, as long as distributions begin within one year after the owner's death. This distribution is required by Section 72(s) of the Tax Code.

You name the owner's beneficiary (or beneficiaries). We will pay the owner's surviving beneficiary the Distribution on Death. If an owner's beneficiary doesn't survive the owner, then the Distribution on Death of the owner is generally paid to the owner's estate.

If there are joint owners, the first death of one of the joint owners will be treated as the death of both owners, and a Distribution on Death to the owners' beneficiary will be required.

If you, as owner, die on or after the Retirement Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the owner's beneficiary at least as quickly as the method in effect when you died.

If your sole owner's beneficiary is your spouse, the contract (along with its deferred tax status) may be continued in your spouse's name as the owner.

You may change any beneficiary by sending the appropriate form in good order to the Administrative Office. We reserve the right to limit the number of beneficiaries you can name at one time. Please consult your financial professional and tax advisor in order to properly identify your beneficiaries so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.

SPOUSAL CONTINUATION

UNDER THE TAX CODE
If you (as owner) die, the Tax Code allows your surviving spouse to continue the annuity contract, along with its tax-deferred status, so long as your spouse is your sole beneficiary. This is called spousal continuation.

UNDER THE CONTRACT
This annuity contract also provides an enhanced type of spousal continuation (Spousal Continuation). The Spousal Continuation under this contract is available ONLY if you have structured your contract as follows:

     o    you are the sole owner and Annuitant;

     o    no contingent Annuitant is named;

     o    no joint owner is named; and

     o your spouse is the owner's sole beneficiary and the Annuitant's sole beneficiary.

Under this enhanced Spousal Continuation, we will increase the continued contract's Account Value to the same amount that would have been paid to your surviving spouse if he or she had taken the Death Benefit as a lump sum distribution. This increase will be added to the Fixed and Variable Account Options you have selected on a pro-rata basis. For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse's contract will continue with a $115,000 Account Value. The surviving spouse continues the contract with its tax deferred earnings and may exercise all rights and privileges under the contract. When the surviving spouse dies, the Death Benefit will be paid to the surviving spouse's beneficiary. Under this enhanced Spousal Continuation, we may also waive any withdrawal charges applicable to full or partial withdrawals made after the spousal continuation is elected, but the MVA will apply.

Under either type of spousal continuation, certain Investment Options or administrative programs may not be available on the continued contract. We reserve the right at any time to make changes to continued contracts that are permitted by law.


                                     GMI-34

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


DEATH CLAIMS

A death claim will be effective on the Business Day we receive due proof of death of either the owner or Annuitant. This means we have received an original certified death certificate and company death claim paperwork that is in good order, including the beneficiary's election. During the period from the date of death until we receive all required paperwork in good order, the Account Value will remain invested in the Investment Options you chose, will continue to reflect the investment performance of any Variable Account Options during this period and will be subject to market fluctuations. Fees and expenses will continue to apply. If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, the Death Benefit or Distribution on Death of owner will be calculated and the first beneficiary will receive payment according to his election.

RETIREMENT DATE AND ANNUITY BENEFIT

Your Annuity Benefit under this contract is calculated as of the Retirement Date you select. You can change the Retirement Date to a date no later than the last Annuitant's 100th birthday (Maximum Retirement Date) by writing to the Administrative Office any time before the Maximum Retirement Date. Contract terms that apply to the various retirement programs, along with the federal tax laws and state insurance laws, establish certain minimum and maximum retirement ages. If your contract is a qualified retirement plan (including an IRA), distributions may continue beyond the Maximum Retirement Date.

Upon your Retirement Date, you may elect to receive a lump sum of your Surrender Value, or you may elect an Annuity Benefit. The amount applied toward the purchase of an Annuity Benefit will be the Adjusted Account Value, less any pro-rata annual administrative charge, except that the Surrender Value will be the amount applied if the Annuity Benefit does not have a life contingency and either (i) the term is less than five years, or (ii) the annuity can be changed to a lump sum payment without a withdrawal charge.

An Annuity Benefit can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 monthly.

We currently offer the following types of annuities, funded through our General
Account:

o Life and ten years certain annuity, which provides a fixed life income annuity with 10 years of payments guaranteed.

o Period certain annuity, which provides for fixed payments for a fixed period. The amount is determined by the period you select when you select the type of annuity you want. If the Annuitant dies before the end of the period selected, the Annuitant's beneficiary will receive the remaining periodic payments.

o Period certain life annuity, which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity. If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the Annuitant's beneficiary.

o Life income annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity.

If you haven't already selected a form of Annuity Benefit, within six months prior to your Retirement Date, we'll send you a notice form. You can tell us on the form the type of annuity you want or confirm to us that you want the normal form of annuity, which is the life and ten years certain annuity. However, if we don't receive a completed form from you on or before your Retirement Date, we'll extend the Retirement Date, subject to the limitations imposed by federal or state law, until we receive your written instructions at our Administrative Office. During this extension, the values under your contract in the various Investment Options will remain invested in those options and amounts remaining in Variable Account Options will continue to be subject to the associated investment risks.

ANNUITY BENEFIT PAYMENTS

Fixed Annuity Benefit payments won't change and are based upon annuity rates provided in your contract. The

                                     GMI-35

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the Annuitant's age and gender (except under most tax-favored retirement programs, and under certain state laws, where gender-neutral rates apply). If our annuity rates then in effect would yield a larger payment, those rates will apply instead of the rates provided in your contract.

If the age or gender of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age and gender. Any overpayments or underpayments made by us will be charged or credited with interest at the rate required by your state. If we have made overpayments because of incorrect information about age or gender, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT

We normally apply your Adjusted Account Value to the purchase of an Annuity Benefit, or send you partial or total withdrawals, within seven days after receipt of the required form at our Administrative Office. We can defer our action as to Account Value allocated to the Variable Account Options, however, for any period during which:

(1)  the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists as determined by the SEC so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3) the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you write to our Administrative Office, use the address listed in the Glossary of this prospectus. We can't honor your requests unless they are in proper and complete form. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

PART 6 - OPTIONAL BENEFITS

You may purchase one of the Riders offered with this contract, which provides an optional benefit for an additional cost. The Riders may only be elected at the time of application and will replace or supplement the standard contract benefits. Charges for the optional benefit Riders are in addition to the standard contract charges. Be sure you understand the charges. Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances. Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

GUARANTEED LIVING INCOME ADVANTAGE RIDER


Guaranteed Lifetime Income Advantage (GLIA) is an optional Rider you may purchase for an additional charge. You may select the Individual GLIA Rider or the Spousal GLIA Rider. The GLIA Rider guarantees lifetime payments for you (or you and your spouse) regardless of how your investments perform, as long as the Rider is in effect. If you take Nonguaranteed Withdrawals, as explained below, your lifetime payments will decrease and the Rider may terminate. Your GLIA Rider is also referred to as a guaranteed lifetime withdrawal benefit.


LIFETIME PAYOUT AMOUNT (LPA)
The amount you can receive each Contract Year for your lifetime (or for as long as either you or your spouse is alive) is called an LPA. The LPA is first determined and available to you when you take your first withdrawal on or after the Age 60 Contract Anniversary.

The Age 60 Contract Anniversary is the first Contract Anniversary on or after you reach age 60. For the Spousal GLIA, it is the Contract Anniversary on or after the younger of you and your spouse reaches age 60.


                                     GMI-36

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


Your LPA is always equal to your Payment Base multiplied by your Withdrawal Percentage. Your Payment Base may change but your WITHDRAWAL PERCENTAGE IS LOCKED IN at the time of your first withdrawal on or after the Age 60 Contract Anniversary depending on your age at that time.

              ----------------------------------------------- --------------------------------------------
                        AGE OF (YOUNGER) ANNUITANT                       WITHDRAWAL PERCENTAGE
              ----------------------------------------------- --------------------------------------------
                                  60-64                                          4.50%
              ----------------------------------------------- --------------------------------------------
                                  65-69                                          5.00%
              ----------------------------------------------- --------------------------------------------
                                  70-74                                          5.50%
              ----------------------------------------------- --------------------------------------------
                                  75-79                                          6.00%
              ----------------------------------------------- --------------------------------------------
                               80 and above                                      7.00%
              ----------------------------------------------- --------------------------------------------

The LPA is not cumulative. If you withdraw less than the LPA in any Contract Year, you cannot carry over or add the remaining LPA to withdrawals made in future years.

PAYMENT BASE
Your Payment Base will always be the larger of your Bonus Base or your Step-Up Base.

Your BONUS BASE (until a Bonus is applied) is:

     1)   the Account Value on the date you purchase the GLIA Rider; plus
     2)   additional Contributions; less
     3)   Adjusted Nonguaranteed Withdrawals.

After a Bonus is applied (but before a subsequent Bonus), your Bonus Base is:

     1)   the Bonus Base immediately before the Bonus is applied; plus
     2)   the Bonus amount (see "Bonus" section below); plus
     3)   additional Contributions received after the date of the Bonus; less
     4)   Adjusted Nonguaranteed Withdrawals taken after the date of the Bonus.

Your STEP-UP BASE (until a Step-Up is applied) is:

     1)   the Account Value on the date you purchase the GLIA Rider; plus
     2)   additional Contributions; less
     3)   Adjusted Nonguaranteed Withdrawals.

On the last day of each Contract Year, we will compare your Account Value to your Step-Up Base. If your Account Value is greater than the Step-Up Base, we will increase or "step up" the Step-Up Base to equal the Account Value.

After a Step-Up is applied (but before a subsequent Step-Up), the Step-Up Base is:

     1)   the Step-Up Base immediately before the Step-Up is applied; plus
     2)   the Step-Up amount; plus
     3)   additional Contributions received after the date of the Step-Up; less
     4) Adjusted Nonguaranteed Withdrawals taken after the date of the Step-Up.

EFFECT OF WITHDRAWALS

BEFORE THE AGE 60 CONTRACT ANNIVERSARY, ALL WITHDRAWALS ARE NONGUARANTEED WITHDRAWALS and will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount including Withdrawal Charges, if any.

AFTER THE AGE 60 CONTRACT ANNIVERSARY, withdrawals do not reduce your Bonus Base and Step-Up Base, as long as your total withdrawals in any Contract Year are not more than your LPA. However, if you withdraw more than your LPA in any Contract Year, the amount which exceeds your LPA (including any Withdrawal Charges) is a Nonguaranteed Withdrawal.


                                     GMI-37

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


Each time you make a Nonguaranteed Withdrawal, we will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount. The ADJUSTED NONGUARANTEED WITHDRAWAL AMOUNT is the amount of the Nonguaranteed Withdrawal (which includes any Withdrawal Charges) multiplied by the greater of:

     o    1.0; or

     o Payment Base divided by Account Value, where both values are determined immediately before the Nonguaranteed Withdrawal. If the withdrawal includes all or a portion of your LPA, the Account Value will be reduced by such portion prior to this calculation.

If your Payment Base is more than your Account Value when you take a Nonguaranteed Withdrawal, your Payment Base will be reduced by more than the amount of your Nonguaranteed Withdrawal. Here's an example assuming you take the withdrawal prior to your Age 60 Contract Anniversary and no withdrawal charges apply:

     o    Your Account Value is $75,000 and your Payment Base is $100,000

     o    You take a Nonguaranteed Withdrawal in the amount of $5,000

     o Your Account Value will be reduced by $5,000, and your Payment Base will be reduced by $6,667

OTHER IMPORTANT FACTS ABOUT WITHDRAWALS:

>> YOU WILL NOT RECEIVE THE INTENDED BENEFIT OF THIS RIDER IF YOU TAKE NONGUARANTEED WITHDRAWALS. Nonguaranteed Withdrawals can have a significant negative effect on your Payment Base and LPA.

>> WITHDRAWAL CHARGES MAY APPLY. If you withdraw more than your Free Withdrawal amount (10% of the Account Value in any Contract Year) but the withdrawal does not exceed your LPA, any applicable Withdrawal Charges will be waived. If you withdraw more than the Free Withdrawal amount and the withdrawal is a Nonguaranteed Withdrawal, Withdrawal Charges, if any, will be applied. See Part 4, "Withdrawal Charge" and Part 5, "Withdrawals."

>> WITHDRAWALS MUST BE TAKEN PRO-RATA FROM YOUR INVESTMENT OPTIONS. You cannot make a Withdrawal from specific Investment Options.

ANNUAL PROCESSING DATE
The Annual Processing Date is the close of business the last day of each Contract Year. If a withdrawal is taken on an Annual Processing Date, we will process the withdrawal first. We will then reduce your Account Value by the Annual Administrative Charge, if applicable. See Part 4, "Annual Administrative Charge." We will also deduct any quarterly charges that may apply and be due on that day. We will then calculate Bonuses and Step-Ups, if any. If the Annual Processing Date is not a Business Day, the Account Value for the purpose of the Step-Up is determined on the next Business Day after the Annual Processing Date.

BONUS
The Bonus amount is equal to your Bonus Percentage multiplied by all contributions minus all withdrawals (including Withdrawal Charges if any.) Your Bonus Percentage is determined by your age (or the age of the younger of you and your spouse) at the time each Bonus is calculated.

                ------------------------------------------ -----------------------------------------
                       AGE OF (YOUNGER) ANNUITANT                      BONUS PERCENTAGE
                ------------------------------------------ -----------------------------------------
                                  50-69                                     5.00%
                ------------------------------------------ -----------------------------------------
                                  70-74                                     5.50%
                ------------------------------------------ -----------------------------------------
                                  75-79                                     6.00%
                ------------------------------------------ -----------------------------------------
                              80 and above                                  7.00%
                ------------------------------------------ -----------------------------------------

If you do not take withdrawals in a Contract Year, we will apply the Bonus on the last day of the Contract Year. The Bonus is available during the first 10 Contract Years after the GLIA Rider is purchased.


                                     GMI-38

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

GLIA CHARGE

We deduct an annual charge for the Individual GLIA Rider of 0.60% and an annual charge for the Spousal GLIA Rider of 0.80%. The 0.60% (or 0.80 %) charge is multiplied by the Payment Base as of the last day of each calendar quarter and divided by 4. We will deduct the charge from your Investment Options in the same proportion that the value of each of the Options bears to the Account Value (pro-rata). This charge decreases your Account Value dollar-for-dollar, but does not decrease your Payment Base.


If the GLIA Rider takes effect or terminates on any day other than the first day of the quarter, we will deduct a proportional share of the charge for the part of the quarter the Rider was in effect.

We reserve the right to increase the annual charge for the Individual GLIA Rider up to a maximum of 1.20%, and the annual charge for the Spousal GLIA Rider up to a maximum of 1.60%. If we do increase the charge, we will give you prior written notice of the increase and an opportunity to reject the increase. If you do not reject the increase in writing, the annual charge for your GLIA Rider will increase and you will continue to receive Step-Ups under the terms of the Rider.

If you reject the increase by giving us written notice, your charge will remain the same, but you will not receive any Step-Ups after the effective date of the increase. Your decision to reject an increase is permanent and once an increase is rejected, you will no longer be eligible to receive notice or accept additional charge increases and will not receive additional Step-Ups.

GLIA INVESTMENT STRATEGIES
If you elect to purchase the GLIA Rider, you must invest 100% of your Account Value at all times in ONLY ONE of the three GLIA Investment Strategies described below. (Note that the Investment Options available in the GLIA Investment Strategies are also available without the Rider.)

GLIA INVESTMENT STRATEGY 1 - You may select one or more of the three Investment Options, as long as your allocations add up to 100% and do not exceed the percentage indicated for any particular Investment Option.

   --------------------------------------- ------------------------------------ -------------------------------------
   TOUCHSTONE VST                          TOUCHSTONE VST                       TOUCHSTONE VST
   CONSERVATIVE ETF PORTFOLIO              MODERATE ETF PORTFOLIO               AGGRESSIVE ETF PORTFOLIO
   0 - 100%                                0 - 100%                             0 - 50%
   --------------------------------------- ------------------------------------ -------------------------------------

GLIA INVESTMENT STRATEGY 2 - You may select one or more of the four Portfolios, as long as your allocations add up to 100%.

   ---------------------------- ----------------------------- -------------------------- --------------------------
   FIDELITY VIP FREEDOM         FIDELITY VIP FREEDOM          FIDELITY VIP FREEDOM       FIDELITY VIP FREEDOM
   2010 PORTFOLIO               2015 PORTFOLIO                2020 PORTFOLIO             2025 PORTFOLIO
   ---------------------------- ----------------------------- -------------------------- --------------------------

GLIA INVESTMENT STRATEGY 3 - You may select one or more of the Investment Options in one or more columns, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each Column.

------------------------------------ --------------------------------- ------------------------------- -----------------------------
  MINIMUM ALLOCATION 30- MAXIMUM      MINIMUM ALLOCATION 40 MAXIMUM        MAXIMUM ALLOCATION 20%          MAXIMUM ALLOCATION 10%
          ALLOCATION 60%                      ALLOCATION-70%
------------------------------------ --------------------------------- ------------------------------- -----------------------------
           FIXED INCOME                        CORE EQUITY                    NON CORE EQUITY                   ALTERNATIVE
o        Fidelity VIP Investment     o        Fidelity VIP Asset       o        DWS Small Cap Index    o        PIMCO VIT All Asset
         Grade Bond                           Manager                           VIP
o        PIMCO VIT Total Return      o        Fidelity VIP Balanced    o        Fidelity VIP           o        PIMCO VIT Commodity
                                                                                Disciplined Small Cap           RealReturn Strategy
o        Touchstone VST Core Bond    o        Fidelity VIP             o        Fidelity VIP Dynamic   o        Rydex VT Absolute
                                              Contrafund                        Capital Appreciation            Return Strategies


                                     GMI-39

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


                                     o        Fidelity VIP             o        Fidelity VIP Mid Cap   o        Rydex VT Hedged
                                              Equity-Income                                                     Equity
                                     o        Fidelity VIP Growth &    o        FTVIPT Franklin        o        Rydex VT Sector
                                              Income                            Small Cap Value                 Rotation
                                                                                Securities
                                     o        Fidelity VIP Growth      o        Touchstone VST Baron   o        Van Kampen UIF U.S.
                                              Opportunities                     Small Cap                       Real Estate
                                     o        Fidelity VIP Growth      o        Touchstone VST Mid
                                                                                Cap Growth                           HIGH YIELD
                                     o        Fidelity VIP Index 500   o        Touchstone VST Third   o        Fidelity VIP High
                                                                                Avenue Value                    Income
                                     o        FTVIPT Franklin Growth   o        Van Kampen LIT         o        FTVIPT Franklin
                                              and Income Securities             Strategic Growth                Income Securities
                                     o        FTVIPT Franklin Large                                    o        Touchstone VST High
                                              Cap Growth Securities                INTERNATIONAL                Yield
                                     o        FTVIPT Mutual Shares     o        Fidelity VIP
                                              Securities                        Overseas                           SHORT DURATION
                                     o        Touchstone VST           o        FTVIPT Templeton       o        PIMCO VIT Low
                                              Aggressive ETF                    Foreign Securities              Duration
                                     o        Touchstone VST           o        FTVIPT Templeton       o        PIMCO VIT Real
                                              Conservative ETF                  Growth Securities               Return
                                     o        Touchstone VST           o        Van Kampen UIF         o        Touchstone VST Money
                                              Enhanced ETF                      Emerging Markets Debt           Market
                                     o        Touchstone VST Large     o        Van Kampen UIF
                                              Cap Core Equity                   Emerging Markets Equity
                                     o        Touchstone VST
                                              Moderate ETF
                                     o        Touchstone VST Value
                                              Plus
                                     o        Van Kampen LIT
                                              Comstock
------------------------------------ --------------------------------- ------------------------------- -----------------------------

For more information regarding these Investment Options, including information relating to their investment objectives and policies, and the risks of investing, see Part 3, "Your Investment Options" as well as the underlying Portfolio prospectuses. You can obtain a copy of the Portfolio prospectuses by contacting the Administrative Office. You should read the Portfolio prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, close, eliminate or substitute the GLIA Investment Strategies, the Investment Options or the underlying Portfolios at any time.

TRANSFER AND ALLOCATION RESTRICTIONS
The following limitations apply to your allocations and transfers among the Investment Strategies and the GLIA Investment Options.

>> Only one investment allocation may be in place at any time. This allocation applies to all current and future contributions and automatic rebalancing.
>> To change your investment allocation, you can make one or more transfers among the Investment Options within a GLIA Investment Strategy, or you can move 100% of your investment from one GLIA Investment Strategy to another GLIA Investment Strategy. You must make your transfers at the same time.
>> Your first transfer is allowed 90 days after the Contract Date. Each transfer starts a 90-day waiting period before you can make another transfer.
>> We will automatically rebalance your Investment Options quarterly. The transfers resulting from automatic rebalancing do not trigger a 90-day waiting period.

YOUR FINANCIAL PROFESSIONAL OR A THIRD PARTY MAY OFFER YOU ASSET ALLOCATION OR INVESTMENT ADVISORY SERVICES RELATED TO THIS ANNUITY CONTRACT OR RIDER FOR AN ADDITIONAL FEE TO BE DEDUCTED FROM YOUR


                                     GMI-40

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         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


CONTRACT. SUCH FEES ARE CONSIDERED WITHDRAWALS AND COULD CAUSE A NONGUARANTEED WITHDRAWAL OR MAKE YOU INELIGIBLE TO RECEIVE A BONUS. THEREFORE, IF YOU PURCHASE THE GLIA RIDER, WE DO NOT RECOMMEND USING THIS ANNUITY CONTRACT TO PAY FOR SUCH SERVICES.

CONTRIBUTION LIMITS
o Your initial contribution must be at least $25,000 but not more than $1,000,000, without our prior approval.

o    Each additional contribution must be at least $1,000.

o    Your total contributions cannot be more than $3.5 million.

o You cannot make additional contributions after the older Annuitant's 80th birthday or during the Guaranteed Payment Phase.

We reserve the right to refuse to accept additional contributions (on a nondiscriminatory basis) at any time to the extent permitted by law.

WITHDRAWAL PROTECTION FOR REQUIRED MINIMUM DISTRIBUTIONS
If you have a tax-qualified annuity Contract (such as an IRA), you may need to withdraw money from this annuity contract in order to satisfy IRS minimum distributions requirements after you turn 70 1/2.

We will calculate the required minimum distribution with respect to this annuity contract based on the prior calendar year-end fair market value of this annuity Contract only. We do not take into account your other assets or distributions in making this calculation.

You may take the greater of your LPA or your required minimum distribution from your GLIA Rider without causing a Nonguaranteed Withdrawal. However, timing of the withdrawals may be restricted. We will notify you during the year of the amount you may take (Maximum Amount), and when you may take the Maximum Amount so you can satisfy your RMD obligations without inadvertently taking a Nonguaranteed Withdrawal. If you take withdrawals that exceed your Maximum Amount or if you do not honor the timing restrictions, any withdrawals greater than LPA will be treated as Nonguaranteed Withdrawals. See "Effect of Withdrawals" section, above.

You must take your first annual required minimum distribution in the calendar year you turn age 70 1/2. We reserve the right to make any changes we deem necessary to comply with the tax laws. YOU SHOULD DISCUSS THESE MATTERS WITH YOUR TAX ADVISOR PRIOR TO ELECTING THE GLIA RIDER.

GUARANTEED PAYMENT PHASE
The Guaranteed Payment Phase begins on the date the Account Value decreases to zero, but the Payment Base is more than zero. During this phase, you will receive automatic payments each Contract Year equal to the LPA on the date of the first payment.

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract, the GLIA Rider and any other Riders, will terminate, except those described in this section and in the "Termination" section below. We will send you a written notice when the annuity Contract enters the Guaranteed Payment Phase.

The payments will continue for your lifetime (or as long as either you or your spouse is alive). The Guaranteed Payment Phase will end if the Rider terminates. See "Termination" section below.

CONTRACT STRUCTURE
While this Rider is in effect:

1. You must be the Owner and Primary Annuitant. (You may be the beneficial owner through a custodial account.)

2.   Joint Owners are not allowed.

3.   Contingent Annuitants have no effect.

If the Spousal GLIA Rider is elected, in addition to numbers 1-3 above:

4.   You must name your spouse as the Spousal Annuitant.

5. You must name your spouse as the Owner's Sole Beneficiary and the Annuitant's Sole Beneficiary.

6. We will only accept a legal spouse as defined under the federal Defense of Marriage Act (1 U.S.C. ss.7), which means one spouse of the opposite sex.


                                     GMI-41

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


7. IF YOU AND YOUR SPOUSE ARE MORE THAN 10 YEARS APART IN AGE, THE SPOUSAL GLIA RIDER IS PROBABLY NOT SUITABLE FOR YOU.

You may remove a Spousal Annuitant as a party, but you cannot add or change a Spousal Annuitant. WE WILL NOT REDUCE THE RIDER CHARGE IF YOU REMOVE A SPOUSE. The Spousal Annuitant is automatically removed upon a divorce or other legal termination of your marriage, therefore lifetime withdrawals are not guaranteed for the lives of both you and your spouse under the Spousal Rider if you are divorced. You must provide us with notice of the divorce or termination of marriage. If a spouse is removed, you can name new Owner's Beneficiaries and Annuitant's Beneficiaries.

CANCELLATION AND TERMINATION OF RIDER
You may cancel the Rider after it has been in effect for five Contract Years. You will have a 45 day window to cancel your Rider each Contract Year after that.

This Rider will terminate automatically on the earliest of the following dates:

     1.   The date you die (or survivor of you and your spouse dies);

     2.   The date the Payment Base equals zero;

     3.   The date a Nonguaranteed Withdrawal reduces the Account Value to zero;

     4. The date before the Age 60 Contract Anniversary that the Account Value to zero;

     5.   The date that you transfer ownership of the Contract;

     6. The date you assign the Contract or any benefits under the Contract or Rider;

     7.   The date a Death Benefit is elected under the Contract;

     8. On the Maximum Retirement Date, unless you elect to receive your LPA under an Annuity Benefit;

     9.   The date you elect an Annuity Benefit under the contract;

     10.  The date you cancel this Rider;

     11.  The date the Contract ends.

Once cancelled or terminated, this Rider may not be reinstated.

ADDITIONAL RESTRICTIONS
The following additional restrictions apply to your annuity Contract if you elect the GLIA Rider:

>> You (or the older of you and your spouse) must be between 50 and 80 years old on the date your elect the Rider.
>>   The Guaranteed Rate Options and Systematic Transfer Option are not
     available.
>>   Dollar Cost Averaging is not available.
>>   Systematic contributions are not available.
>>   The Enhanced Earnings Benefit is not available.


THE ADDITION OF THE GLIA RIDER TO YOUR ANNUITY CONTRACT MAY NOT ALWAYS BE IN YOUR BEST INTEREST. For example: (i) if you are purchasing the GLIA to meet income needs, you should consider whether an immediate annuity is better suited to your situation; (ii) if you are primarily seeking long-term asset growth and do not plan to take withdrawals until ten years or more after you purchase the Rider, the benefit of the GLIA Rider may not justify its cost; (iii) if you do not expect to take withdrawals while this Rider is in effect, you do not need the GLIA rider because the benefit is accessed through withdrawals; or (iv) if your are likely to need to take withdrawals prior to the LPA being available or in an amount that is greater than the LPA, you should carefully evaluate whether the GLIA Rider is appropriate, due to the negative effect of Nonguaranteed Withdrawals on your Rider values. YOU SHOULD CONSULT WITH YOUR TAX AND FINANCIAL ADVISORS AND CAREFULLY CONSIDER YOUR ALTERNATIVES BEFORE DECIDING IF THE GLIA RIDER IS SUITABLE FOR YOUR NEEDS.


We reserve the right to discontinue offering the GLIA Rider at any time, but this will not affect your GLIA Rider once it is issued.

EXAMPLES
Please see Appendix C for hypothetical examples that illustrate how the GLIA Rider works.


                                     GMI-42

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

HIGHEST ANNIVERSARY DEATH BENEFIT RIDER

The Highest Anniversary Death Benefit (HADB) is an optional benefit Rider, which you may purchase for an additional fee. This Rider provides an enhancement of the standard Death Benefit under the contract as follows:

For contracts where the Annuitant's age on the Contract Date is up to and including age 70, the Death Benefit will be the greater of:

     o your highest Account Value on any Contract Anniversary up to and including Annuitant's age 75, plus any contributions received after that Contract Anniversary, minus proportional adjustments for any withdrawals (including associated charges) after that Contract Anniversary; or

     o    the standard Death Benefit described in Part 5.

The HADB Rider is not available if the Annuitant is age 71 or older on the Contract Date.

The charge for the HADB Rider is an annual effective rate of 0.20% on the value of your Variable Account Options. This charge is assessed at the end of each calendar quarter for the life of the contract.

EFFECT OF WITHDRAWALS ON THE HIGHEST ANNIVERSARY DEATH BENEFIT

If you take withdrawals, we will make a proportional adjustment to your highest Account Value on any Contract Anniversary for purposes of determining Death Benefit only. This means that your stepped-up Death Benefit will be reduced by the same percentage as your withdrawal bears to your Account Value at the time of withdrawal. For example:

     o If your highest Account Value on a Contract Anniversary is $100,000, and

     o after that Contract Anniversary, you take a withdrawal of $10,000 when your current Account Value is $90,000.

     o the withdrawal reduces the highest Account Value by 11.11% because that is the same percentage that your withdrawal bears to the Account Value at the time of the withdrawal ($10,000/$90,000).

     o Therefore, your highest Account Value (for purposes of determining Death Benefit only) is reduced by $11,111.

Because the Account Value at the time of the withdrawal in this example is less than the highest Account Value, the highest Account Value (for purposes of determining Death Benefit only) is decreased by a larger dollar amount than the partial withdrawal amount. If the Account Value at the time of the withdrawal was more than the highest Account Value, the highest Account Value (for purposes of determining Death Benefit only) would be decreased by a smaller dollar amount than the partial withdrawal amount.

ENHANCED EARNINGS BENEFIT RIDER

The EEB is an optional benefit Rider, which you may purchase for an additional fee. The EEB Rider provides an enhancement of the standard Death Benefit under the contract, specifically a percentage of the gain in the contract is paid in addition to the standard Death Benefit. If there is a gain in the contract when we calculate the Death Benefit, we will pay an amount equal to a portion of the gain as an additional Death Benefit.

The cost of the EEB and the percentage of gain paid depends on the Annuitant's age on the Contract Date. We will assess the cost of the EEB by deducting a quarterly charge equal to an annual effective rate as indicated in the chart below on your Account Value. The quarterly charge is assessed at the end of each calendar quarter.

------------------------------------------- ---------------------------------------- ----------------------------------------
           ANNUITANT AGE ON THE                          BENEFIT PAID                   CHARGE ON ACCOUNT VALUE AT ANNUAL
              CONTRACT DATE                                                                      EFFECTIVE RATE
------------------------------------------- ---------------------------------------- ----------------------------------------
                59 or less                                40% of Gain                                 0.20%
------------------------------------------- ---------------------------------------- ----------------------------------------
                  60-69                                   40% of Gain                                 0.40%
------------------------------------------- ---------------------------------------- ----------------------------------------
                  70-79                                   25% of Gain                                 0.50%
------------------------------------------- ---------------------------------------- ----------------------------------------
                80 or more                               Not Available                            Not Available
------------------------------------------- ---------------------------------------- ----------------------------------------

                                     GMI-43

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


The maximum benefit is 150% of your contributions less adjustments for withdrawals. Contributions received in the first seven Contract Years will be included for purposes of calculating the maximum benefit. Contributions received after the seventh Contract Anniversary will not be included in calculating the maximum benefit until they have been in the contract for six months.

If there is no gain or if a Death Benefit (which is paid on the death of the Annuitant) is not paid, the EEB will provide no benefit. Contributions received from exchanged contracts shall be treated as a contribution for purposes of the EEB and determination of the percentage of gain paid. Any gain in the exchanged contract will not be carried over to the new contract for purposes of calculating the EEB. It will be carried over for purposes of income tax or exclusion allowance calculations.

Please see Appendix C for hypothetical examples that illustrate how the EEB Rider works.

The EEB automatically terminates if you surrender the contract or elect an Annuity Benefit. If the GLIA Rider is selected, the EEB is not available.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings under the contract and taxed as income upon distribution. You should consult your tax advisor and your investment professional to determine if the EEB is suitable for your needs.

A SPECIAL NOTE IF YOU ARE PURCHASING THIS ANNUITY FOR USE AS AN IRA: If you are purchasing this contract as an IRA and are electing the EEB, there is no assurance that the contract will meet the qualification requirements for an IRA. You should carefully consider selecting the EEB if this contract is an IRA. Consult your tax or legal advisor if you are considering using the EEB with an IRA. The contract owner bears the risk of any adverse tax consequences.

PART 7 - VOTING RIGHTS

HOW PORTFOLIO SHARES ARE VOTED

Integrity is the legal owner of the shares of the Portfolios held by the Separate Account and, as such, has the right to vote on certain matters. Among other things, we may vote to elect a Portfolio's Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We'll send you Portfolio proxy materials and a form for giving us voting instructions.

If we don't receive instructions in time from all owners, we'll vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal. Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we aren't responsible for any failure by your employer to ask for your instructions or to tell us what your instructions are. We'll vote any Portfolio shares that we're entitled to vote directly, because of amounts we have accumulated in our Separate Account, in the same proportion that other owners vote. If the federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of the Portfolios in our own right or to restrict owner voting, we may do so.

If shares of the Portfolios are sold to separate accounts of other insurance companies, the shares voted by those companies in accordance with instructions received from their contract holders will dilute the effect of voting instructions received by us from our owners.

HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Portfolios which correspond to the Variable Account Options in which


                                     GMI-44

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 your contributions are invested on the record date set by the Portfolio's Board of Directors. We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing the amount of your Account Value allocated to that Variable Account Option by the net asset value of one share of the corresponding Portfolio as of the record date set by a Portfolio's Board for its shareholder's meeting. We count fractional shares. The record date for this purpose can't be more than 60 days before the shareholders' meeting. All Portfolio shares are entitled to one vote; fractional shares have fractional votes.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Part 2) may require contract owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Variable Account Options. We'll cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by owners.

PART 8 - TAX ASPECTS OF THE CONTRACT

INTRODUCTION

The effect of federal income taxes on your contract values or payments under your Annuity Benefits varies depending on many factors including:

     o    our tax status

     o    the tax status of the contract

     o the type of retirement plan, if any, for which the contract is purchased

     o    the tax and employment status of the persons receiving payments

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. The IRS or the courts may change their views on the treatment of these contracts. Future legislation may have a negative effect on annuity contracts. Also, we have not attempted to consider any applicable state or other tax laws. Because of the complexity of the tax laws and the fact that tax results will vary according to the particular circumstances, anyone considering buying a contract, selecting an Annuity Benefit under the contract, or receiving annuity payments under a contract should consult a qualified tax advisor. Integrity does not guarantee the tax status, federal, state, or local, of any contract or any transaction involving the contracts.

YOUR CONTRACT IS AN ANNUITY

>> You can purchase an annuity with after-tax dollars, in which case taxes on earnings under the contract are generally deferred until you make a withdrawal.
>> You may purchase an annuity with after-tax dollars to fund a Roth IRA, in which case earnings under the contract are generally fully excluded from taxable income at distribution.
>> You may also purchase an annuity with pre-tax dollars to fund a tax-favored retirement program, such as an IRA or contribute pre-tax dollars to an annuity used to fund a qualified retirement plan, such as a 401(k) plan.

This prospectus covers the basic tax rules to an annuity purchased with after tax-dollars, which are not Roth IRAs (nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program, such as IRAs, 401(k)s and Roth IRAs (qualified annuity).

TAXATION OF ANNUITIES GENERALLY

Section 72 of the Tax Code governs the taxation of annuities. In general, contributions you put into a non-qualified annuity (your "basis" or "investment in the contract") will not be taxed when you receive those amounts back in a distribution. Also, you are not generally taxed on the annuity's earnings until some form of withdrawal


                                     GMI-45

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, and other non-natural persons can't defer tax on the annuity's income unless an exception applies. In addition, if an owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in its value are taxed at the time of transfer. The assignment or pledge or any portion of the value of a contract will be treated as a distribution of that portion of the value of the contract.

Your can take withdrawals from the contract or you can elect an Annuity Benefit.
 The tax implications are different for each type of distribution.

     o Withdrawals from a contract before Annuity Benefit payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, isn't taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that were not treated as taxable income. Special rules may apply if the contract includes contributions made prior to August 14, 1982 that were ruled over to the contract in a tax-free exchange.

     o If you elect an Annuity Benefit, part of each payment will be the tax-free return of your investment in the contract, based on a ratio of the investment to your expected return under the contract (exclusion ratio). The rest of each payment will be ordinary income. That means that part of each annuity payment is tax-free and part of it is taxable. When all of these tax-free portions add up to your investment in the contract, all remaining payments are taxed as ordinary income. If the annuity payments end before the total investment is recovered, a deduction for the remaining basis will generally be allowed on the owner's final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

You may be subject to a tax penalty of 10% on the taxable portion of a distribution unless one of the following conditions apply:

     o    you are 59 1/2 or older

     o    payment is a result of the owner's death

     o payment is part of a series of substantially equal periodic payments paid at least annually for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancy) of the taxpayer and beneficiary

     o payment is a result of the taxpayer becoming disabled within the meaning of Tax Code section 72(m)(7)

     o payment is from certain qualified plans (note, however, other penalties may apply)

     o payment is under a qualified funding asset as defined in Section 130(d) of the Tax Code

     o payment is under certain types of qualified plans held by the employer until the employee separates from service

     o payment is under an immediate annuity as defined in Tax Code Section 72(u)(4) (non-qualified contracts only)

     o payment is for the purchase of a first home (distribution up to $10,000) (IRA only)

     o    payment is for certain higher education expenses (IRA only)

     o payment is for certain deductible medical expenses, or to cover health insurance premiums if you are unemployed (IRA only)

The IRS will treat all annuity contracts issued by us or our affiliates to one owner during any calendar year as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

TAX-FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of qualified retirement plans that receive favorable tax


                                     GMI-46

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 treatment under the Tax Code. Numerous tax rules apply to the participants in qualified retirement plans and to the contracts used in connection with those plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself, regardless of the terms and conditions of the contract. Special rules also apply to the time at which distributions must begin and the form in which the distributions must be paid. Also, we do not offer loans through our annuity contracts even if the qualified plan does.

INHERITED IRAS
This contract may be issued as an inherited IRA. This occurs if, after the death of the owner of an IRA, the owner's beneficiary directs that the IRA death proceeds be transferred to a new contract issued and titled as an inherited IRA. The owner's beneficiary of the original IRA contract will become the owner under the inherited IRA and may generally exercise all rights under the inherited IRA contract, including the right to name his or her own beneficiary in the event of death.

Special tax rules apply to an inherited IRA. The tax law does not permit additional contributions to an inherited IRA contract. Also, in order to avoid certain income tax penalties, a required minimum distribution (RMD) must be withdrawn each year from an inherited IRA. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the RMD over the amount actually withdrawn from the inherited IRA during the calendar year.

ANNUITIES IN QUALIFIED PLAN
IRAs and qualified retirement plans, such as 401(k) plans provide you with tax-deferred growth and other tax advantages. For most investors, it will be advantageous to make maximum allowable contributions to IRAs and 401(k) plans before investing in a variable annuity. IN ADDITION, IF YOU ARE INVESTING IN A VARIABLE ANNUITY THROUGH A QUALIFIED RETIREMENT PLAN (SUCH AS 401(K) OR IRA), YOU WILL GET NO ADDITIONAL TAX ADVANTAGE FROM THE VARIABLE ANNUITY. Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity's other features, such as the Death Benefit, Annuity Benefit or Optional Riders.

This contract offers an enhanced Death Benefit. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS LIFE INSURANCE, THE AMOUNT OF WHICH IS LIMITED IN A CODE SECTION 401(A), 403(B), OR IRA PLAN. AN EMPLOYER OR QUALIFIED PLAN ADMINISTRATOR MAY WANT TO CONSULT THEIR TAX OR LEGAL ADVISOR REGARDING SUCH LIMITATIONS BEFORE USING AN ANNUITY OFFERING AN ENHANCED DEATH BENEFIT IN ONE OF THESE PLANS.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office listed in the Glossary.

IMPACT OF TAXES ON THE COMPANY

We may charge the Separate Account for taxes. We can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

There won't be any current tax liability if you transfer any part of the Account Value among the Investment Options of your contract.

PART 9 - ADDITIONAL INFORMATION

SYSTEMATIC WITHDRAWAL PROGRAM

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Retirement Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and


                                     GMI-47

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made. If you do not select how often you want to receive withdrawals, we will make them on a monthly basis. You may specify a dollar amount for each withdrawal, an annual percentage to be withdrawn, or elect the Free Withdrawal Amount to be used. The minimum Systematic Withdrawal is $100. If on any withdrawal date you don't have enough Account Value to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended. You may specify an account for direct deposit of your Systematic Withdrawals. Withdrawals under this program are treated as ordinary withdrawals under the contract and are subject to income tax and a 10% tax penalty if you are under age 59 1/2. See Part 8.

To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Systematic Withdrawal Program at any time.

INCOME PLUS WITHDRAWAL PROGRAM

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract anytime before you reach age 59 1/2. You won't have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax. See Part 8. Once you begin receiving distributions, they shouldn't be changed or stopped until the later of:

     o    the date you reach age 59 1/2; or

     o    five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior distributions before you reached age 59 1/2 made under the Income Plus Withdrawal Program, plus interest.

You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution, subject to a $100 minimum. If on any withdrawal date you don't have enough Account Value to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will end. You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office. You may end your participation in the program upon seven Business Days' prior written notice, and we may terminate or change the Income Plus Withdrawal Program at any time. This program isn't available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging, Systematic Transfer Option, or Customized Asset Rebalancing Program. Withdrawals under this program are treated as ordinary withdrawals under the contract.

CHOICES PLUS REQUIRED MINIMUM DISTRIBUTION PROGRAM

We office a Choices Plus Required Minimum Distribution Program that allows you to pre-authorize withdrawals from your contract after you attain age 70 1/2. The Tax Code requires that you take minimum distributions from an IRA beginning on or before April 1st of the calendar year following the calendar year in which you turn 70 1/2 years old. These withdrawals are subject to ordinary income tax. See Part 8.

You can choose the Choices Plus Required Minimum Distribution Program for your IRA at any time if you're age 70 1/2 or older. You can elect this option by sending the election form to our Administrative Office. You can choose to have withdrawals made monthly, quarterly, semi-annually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution using current IRS guidance. We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct. You should consult with your tax advisor to ensure these calculations are appropriate to your situation.

Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to withdrawal


                                     GMI-48

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 charges or MVAs. This program is not available with the GLIA Rider. See Part 6, "Withdrawal Protection for Required Minimum Distributions."

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging refers to the practice of investing the same amount in the same investment at regular intervals (like once a month), regardless of market conditions. Thus, you automatically buy more Units when the price is low and fewer when the price is high. Over time, you may reduce the risk of buying Units when their cost is highest. Dollar cost averaging does not assure a profit and does not protect against investment losses.

We offer a Dollar Cost Averaging Program under which we transfer contributions that you have allocated to the Touchstone VST Money Market Fund, Service Class, to one or more other Investment Options on a monthly, quarterly, semi-annual or annual basis. You must tell us how much you want transferred into each Investment Option. The minimum transfer to each Investment Option is $100. We won't charge a transfer charge under our Dollar Cost Averaging Program, and these transfers won't count towards your twelve free transfers.

To enroll in our Dollar Cost Averaging Program, send the appropriate form to our Administrative Office. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Dollar Cost Averaging Program at any time. If you don't have enough Account Value in the Touchstone VST Money Market Fund to transfer to each Investment Option specified, no transfer will be made and your enrollment in the program will end.

This program is not available in connection with the GLIA Investment Options.

SYSTEMATIC TRANSFER PROGRAM

We also offer a Systematic Transfer Program under which we transfer contributions from a STO to one or more other Investment Options on a monthly or quarterly basis. We'll transfer your STO contributions in approximately equal installments of at least $1,000 over either a six-month or one-year period, depending on the option you select. If you don't have enough Account Value in the STO to transfer to each investment Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will be ended. All interest accrued and any Account Value remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Investment Options you chose for this program. You cannot transfer Account Value into an STO.

There is no charge for transfers under this program, and these transfers won't count towards the twelve free transfers you may make in a Contract Year.

To enroll in our Systematic Transfer Program, send the appropriate form to our Administrative Office. We can end the Systematic Transfer Program in whole or in part, or restrict contributions to the program. This program may not be currently available in some states. This feature is not available with the GLIA Rider.

CUSTOMIZED ASSET REBALANCING PROGRAM

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance. Because some of your investments may grow faster than others, your asset allocation may shift from your preferred mix. Asset rebalancing periodically resets your investments to your original allocations, ensuring that your asset mix stays in line with your investment strategy.

We offer a Customized Asset Rebalancing Program that allows you to determine how often rebalancing occurs. You can choose to rebalance monthly, quarterly, semi-annually or annually. The value in the Variable Account Options will automatically be rebalanced by transfers among your Variable Account Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. Fixed Accounts are not included in the Customized Asset Rebalancing Program. If you elect the GLIA Rider, a different rebalancing program is used. See Part 6. We won't charge a transfer charge for transfers under our Customized Asset Rebalancing Program,


                                     GMI-40

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 and they won't count towards your twelve free transfers.

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office. Other allocation programs, such as Dollar Cost Averaging, as well as transfers and withdrawals that you make, may not work with the Customized Asset Rebalancing Program. You should, therefore, monitor your use of other programs, transfers, and withdrawals while the Customized Asset Rebalancing Program is in effect. You may terminate your participation in the program upon one day's prior written notice, and you may end or change the Customized Asset Rebalancing Program at any time. We recommend you consult with your financial professional when establishing your investment portfolio.

SYSTEMATIC CONTRIBUTIONS PROGRAM

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions to your annuity contract. To enroll in this program, send the appropriate form to our Administrative Office. You or we may end your participation in the program with 30 days' prior written notice. We may end your participation if your bank declines to make any payment. The minimum amount for systematic contributions is $100 per month.

Contributions to the GLIA Investment Options may not be made via the Systematic Contribution Program.

LEGAL PROCEEDINGS

Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business. None of these matters is expected to have a material adverse effect on Integrity.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Part 1 - Integrity and Custodian
Part 2 - Distribution of the Contract
Part 3 - Performance Information
Part 4 - Determination of Accumulation Unit Values
Part 5 - Distributions from Tax Favored Retirement Programs
Part 6 - Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office
Integrity Life Insurance Company
P.O. Box 5720
Cincinnati, OH 45201-5720
ATTN:  Request for SAI of Separate Account I (GrandMaster flex)

PART 10 - PRIOR CONTRACTS

Over time, we have made changes to the GrandMaster variable annuity contract. You may own a prior version of the GrandMaster contract sold under the name GrandMaster, GrandMaster II, GrandMaster III, Heritage Asset Builder or GrandMaster flex3. Material features in prior versions of the GrandMaster contract that differ from the GrandMaster contract we are currently offering are described below. The dates given are the company roll-out dates, but these dates vary state by state. Please check your contract and the prospectus you received when you purchased your annuity if you are uncertain about whether these features are in your contract.

CONTRACTS ISSUED FROM MAY 1, 2002 TO FEBRUARY 25, 2008 (GRANDMASTER FLEX3)

Annual Administrative Charge

                                     GMI-50

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


         -----------------------------------------------------------------------
         Annual Administrative Charge(12)                                  $50
         -----------------------------------------------------------------------

Separate Account Annual Expenses as a percentage of value charged

         -----------------------------------------------------------------------
         Mortality and Expense Risk Charge(13)                             1.55%
         -----------------------------------------------------------------------
         Optional Enhanced Earnings Benefit Charge (maximum charge)(14)    0.50%
         -----------------------------------------------------------------------
         Highest Possible Total Separate Account Annual Expenses           2.05%
         -----------------------------------------------------------------------

The PIMCO Variable Insurance Trust Portfolios and the Rydex Variable Trust Portfolios are not available to GrandMaster flex3 contract owners.

Withdrawal Charge

         -----------------------------------------------------------------------
                     Contribution              Charge as a percentage of the
                          Year                     contribution withdrawn
         -----------------------------------------------------------------------
                          1                                 7%
         -----------------------------------------------------------------------
                          2                                 6%
         -----------------------------------------------------------------------
                          3                                 5%
         -----------------------------------------------------------------------
                      thereafter                            0%
         -----------------------------------------------------------------------

Standard Death Benefit
The standard Death Benefit varies depending on the Annuitant's age on the Contract Date.

For contracts where the Annuitant's age on the Contract Date is up to and including age 85, the Death Benefit will be the greatest of:

     o highest Account Value on any Contract Anniversary before Annuitant's age 76, plus any contributions received after that Contract Anniversary, minus a proportional adjustment for any withdrawals (and associated charges)received after that Contract Anniversary; or

     o    total contributions, minus any withdrawals (and associated charges);
          or

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

For contracts where the Annuitant's age on the Contract Date is 86 or older the Death Benefit is:

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

CONTRACTS ISSUED UNTIL MAY 1, 2002 (GRAND MASTER I, II AND III)

Contract Owner Transaction Expenses
         -----------------------------------------------------------------------
         Maximum Deferred Sales Load (Withdrawal Charge) as a percentage
         of contributions(15)                                                 8%
         -----------------------------------------------------------------------

------------------------
(12) This charge will be waived if the Account Value is at least $75,000 on the last day of the Contract Year.

(13) Assessed daily on the amount allocated to the Variable Account Options

(14) ASSESSED QUARTERLY TO THE ACCOUNT VALUE AND IS BASED ON THE ANNUITANT'S AGE ON THE CONTRACT DATE:


     -------------------- ------------------------------ -----------------------
             AGE           CHARGE AT ANNUAL EFFECTIVE         TOTAL CHARGE TO
                                  RATE OPTIONS                VARIABLE ACCOUNT
     -------------------- ------------------------------ -----------------------
         59 OR LESS                   0.20%                         1.75%
     -------------------- ------------------------------ -----------------------
            60-69                     0.40%                         1.95%
     -------------------- ------------------------------ -----------------------
            70-79                     0.50%                         2.05%
     -------------------- ------------------------------ -----------------------

(15) or contracts issued before approximately February 15, 1997, the maximum withdrawal charge was 7%


                                     GMI-51

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


         --------------------------------------------------------------------------------------- -------------
         Transfer Charge (for each transfer after 12 transfers in one Contract Year)(16)         $20
         --------------------------------------------------------------------------------------- -------------

 Annual Administrative Charge

         --------------------------------------------------------------------------------------- -------------
         Annual Administrative Charge(17)                                                        $30
         --------------------------------------------------------------------------------------- -------------

Separate Account Annual Expenses as a percentage of value charged

         --------------------------------------------------------------------------------------- -------------
         Mortality and Expense Risk Charge                                                       1.35%
         --------------------------------------------------------------------------------------- -------------


Total Annual Portfolio Operating Expenses for the Portfolios in which you may purchase a class of shares that is different from the table in Part 1 of this prospectus. All other portfolios and expenses are the same as in the table in
Part 1.

Gross Portfolio annual expenses prior to any waivers and reimbursements as a percentage of average net assets in each Portfolio:

------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
PORTFOLIO                                                            MANAGE-                            ACQUIRED       TOTAL
                                                                      MENT       12B-1      OTHER         FUND         ANNUAL
                                                                      FEES        FEE     EXPENSES      EXPENSES      EXPENSES
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP Asset Manager Portfolio, Initial Class(18)               0.52%       N/A       0.13%         N/A          0.65%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP Contrafund Portfolio, Initial Class(11)                  0.57%       N/A       0.09%         N/A          0.66%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP Equity-Income Portfolio, Initial Class(11)               0.47%       N/A       0.10%         N/A          0.57%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP Growth & Income Portfolio, Initial Class(11),(19)        0.47%       N/A       0.13%         N/A          0.60%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP Growth Opportunities Portfolio, Initial Class(12),(20)   0.57%       N/A       0.15%         N/A          0.72%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------

------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Fidelity VIP High Income Portfolio, Initial Class                     0.57%       N/A       0.14%         N/A          0.71%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Touchstone VST Money Market Fund, Initial Class(21)                   0.18%       N/A       0.50%         N/A          0.66%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Touchstone VST Aggressive ETF Fund, Initial Class(14)                 0.40%       N/A       0.78%        0.20%         1.38%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Touchstone VST Conservative ETF Fund, Initial Class(14)               0.40%       N/A       1.01%        0.18%         1.59%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------

-----------------------------
(16) For contracts issued before approximately May 1, 1996, the transfer a charge is $25 per transfer after your 12 free transfers.

(17) This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year

(18) A portion of the brokerage commissions that each Fidelity VIP Portfolio pays may be reimbursed and used to reduce that portfolio's expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been as set forth in the table in below. These offsets may be discontinued at any time.

--------------------------------------------------------------------------------
                                                      Net Total Expenses after
Fidelity VIP Portfolio                              Arrangements Described Above
--------------------------------------------------------------------------------
Asset Manager, Initial Class                                  0.63%
--------------------------------------------------------------------------------
Contrafund, Initial Class                                     0.65%
--------------------------------------------------------------------------------
Growth & Income, Initial Class                                0.59%
--------------------------------------------------------------------------------
Growth Opportunities, Initial Class                           0.67%
--------------------------------------------------------------------------------
Equity-Income, Initial Class                                  0.56%
--------------------------------------------------------------------------------

(19) Not available in Grand Master I

(20) A portion of the brokerage commissions that the portfolio pays may be reimbursed and used to reduce the portfolio's expenses. Including this reduction, the total class operating expenses for these portfolios would have been 0.67%. These offsets may be discontinued at any time.

(21) The advisor has contractually agreed until at least December 31, 2007 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

-------------------------------------- -------------------------------------------- --------------------------------------------
                                          Net Total Expenses after Arrangements        Net Total Expenses after Arrangements
Touchstone Variable Series Trust       Described Above with Acquired Fund Expenses     Described Above without Acquired Fund
Portfolio                                                                                            Expenses
-------------------------------------- -------------------------------------------- --------------------------------------------
Aggressive ETF, Initial Class                             0.70%                                        0.50%
-------------------------------------- -------------------------------------------- --------------------------------------------
Conservative ETF, Initial Class                           0.68%                                        0.50%
-------------------------------------- -------------------------------------------- --------------------------------------------
Enhanced ETF, Initial Class                               0.76%                                        0.50%
-------------------------------------- -------------------------------------------- --------------------------------------------
Moderate ETF, Initial Class                               0.70%                                        0.50%
-------------------------------------- -------------------------------------------- --------------------------------------------
Money Market, Initial Class                               0.28%                                        0.28%
-------------------------------------- -------------------------------------------- --------------------------------------------



                                     GMI-52

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Touchstone VST Enhanced ETF Fund, Initial Class(14)                   0.40%       N/A       0.45%        0.26%         1.11%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------
Touchstone VST Moderate ETF Fund, Initial Class(14)                   0.40%       N/A       0.62%        0.20%         1.22%
------------------------------------------------------------------ ------------ -------- ------------ ------------- -------------

The PIMCO Variable Insurance Trust Portfolios and the Rydex Variable Trust Portfolios are not available to GrandMaster I, II and III contract owners.

Withdrawal Charge

For contracts issued before February 15, 1997 (2/27/97) in Washington, 5/30/97 in Pennsylvania, 7/7/97 in Maryland, 10/16/97 in Oregon) the following withdrawal charge schedule applies:

         ---------------------------------- ---------------------------------
                   Contribution             Charge as a percentage of
                       Year                 the contribution withdrawn
         ---------------------------------- ---------------------------------
                         1                                 7%
         ---------------------------------- ---------------------------------
                         2                                 6%
         ---------------------------------- ---------------------------------
                         3                                 5%
         ---------------------------------- ---------------------------------
                         4                                 4%
         ---------------------------------- ---------------------------------
                         5                                 3%
         ---------------------------------- ---------------------------------
                         6                                 2%
         ---------------------------------- ---------------------------------
                    thereafter                             0
         ---------------------------------- ---------------------------------

For contracts issued from the dates shown above until May 1, 2002, the following withdrawal charge schedule applies:

         ---------------------------------- ---------------------------------
                   Contribution             Charge as a percentage of
                       Year                 the contribution withdrawn
         ---------------------------------- ---------------------------------
                         1                                 8%
         ---------------------------------- ---------------------------------
                         2                                 7%
         ---------------------------------- ---------------------------------
                         3                                 6%
         ---------------------------------- ---------------------------------
                         4                                 5%
         ---------------------------------- ---------------------------------
                         5                                 4%
         ---------------------------------- ---------------------------------
                         6                                 3%
         ---------------------------------- ---------------------------------
                         7                                 2%
         ---------------------------------- ---------------------------------
                    thereafter                             0
         ---------------------------------- ---------------------------------

FROM MAY 1, 2002 UNTIL NOVEMBER 17, 2003, YOU COULD ELECT THE ADDED VALUE OPTION

THE ADDED VALUE OPTION (AVO) WAS AVAILABLE. The AVO was an optional benefit Rider available for an additional cost, which is shown in the table below. If you selected the AVO (you would have selected the AVO at the time of application) Integrity credited from 1% up to 5% of all your contributions made during the first Contract Year. For example, if $50,000 was contributed and the 3% AVO was selected, Integrity would have credited $1500 to your Account Value.

--------------------------------- ------------------------------------- -------------------------------------------------
     AVO Percentage Elected         Charge at Annual Effective Rate         Total Separate Account Charges with AVO
--------------------------------- ------------------------------------- -------------------------------------------------
               1%                                0.15%                                       1.70%
--------------------------------- ------------------------------------- -------------------------------------------------
               2%                                0.30%                                       1.85%
--------------------------------- ------------------------------------- -------------------------------------------------
               3%                                0.45%                                       2.00%
--------------------------------- ------------------------------------- -------------------------------------------------
               4%                                0.60%                                       2.15%
--------------------------------- ------------------------------------- -------------------------------------------------
               5%                                0.75%                                       2.30%
--------------------------------- ------------------------------------- -------------------------------------------------


The dollar amount of the charge for the AVO is subject to a minimum and maximum amount. For a 1% credit the minimum amount is .145% multiplied by first-year total contributions and the maximum amount is .182% multiplied by first-year total contributions. To calculate the minimum and maximum dollar amounts, multiply the


                                     GMI-53

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008 first-year total contributions, by the percentages in the following chart, for the AVO you select. First-Year Total Contributions are all deposits made into the annuity, whether by your contribution or by us, during the first Contract Year.

 ---------------------------------------- ----------------------------------------- --------------------------------------
         AVO Percentage Elected                      Minimum Percentage                      Maximum Percentage
 ---------------------------------------- ----------------------------------------- --------------------------------------
                   1%                                      0.145%                                  0.182%
 ---------------------------------------- ----------------------------------------- --------------------------------------
                   2%                                      0.290%                                  0.364%
 ---------------------------------------- ----------------------------------------- --------------------------------------
                   3%                                      0.435%                                  0.546%
 ---------------------------------------- ----------------------------------------- --------------------------------------
                   4%                                      0.580%                                  0.728%
 ---------------------------------------- ----------------------------------------- --------------------------------------
                   5%                                      0.725%                                  0.910%
 ---------------------------------------- ----------------------------------------- --------------------------------------

This charge is assessed quarterly to the Account Value for seven Contract Years. Therefore, the charge will be assessed against any contributions you make after the first Contract Anniversary, which do not receive any AVO credit. Over time, the benefit of the AVO may be more than offset by the fees associated with the option.

Integrity uses this charge a well as a portion of the withdrawal charge and mortality and expense risk charge to recover the cost of providing the AVO. Integrity intends to make a profit from these fees and charges. Under certain circumstances, such as periods of poor market performance, the cost associated with the AVO may exceed the sum of the AVO and any related earnings. Generally, if the average annual investment performance exceeds the percentages listed below, you will benefit from having the AVO. Generally, if the average annual investment performance is below the percentages listed below, or you invest substantially in the Fixed Accounts, you will not benefit from the AVO. The approximate average annual investment performance threshold needed to benefit from the AVO is as follows:

 ---------------------------------------- --------------------------------------------------------------------------------
         AVO Percentage Elected                     Approximate Average Annual Investment Performance Threshold
 ---------------------------------------- --------------------------------------------------------------------------------
                   1%                                                          7.70%
 ---------------------------------------- --------------------------------------------------------------------------------
                   2%                                                          8.05%
 ---------------------------------------- --------------------------------------------------------------------------------
                   3%                                                          8.40%
 ---------------------------------------- --------------------------------------------------------------------------------
                   4%                                                          8.75%
 ---------------------------------------- --------------------------------------------------------------------------------
                   5%                                                          9.10%
 ---------------------------------------- --------------------------------------------------------------------------------

Some or all of the AVO will be recaptured by the company if withdrawals in excess of the Free Withdrawal Amount were taken. The chart below shows what portion of the AVO originally credited was recaptured. The factors in the chart were applied to a percentage of the AVO amount credited, where the percentage equals the amount subject to a withdrawal charge divided by the Account Value at the time of withdrawal. The amount recaptured is based upon the year the withdrawal is taken. The total amount recaptured will never exceed what was credited. The AVO will not be recaptured for withdrawals to meet required minimum distributions, withdrawals based on a Hardship Waiver, election of an Annuity Benefit under the contract, or payment of a Death Benefit.

--------------------------------------------------------------------------------
            Contract Year                             Amount of AVO Recaptured
--------------------------------------------------------------------------------
                  1                                             100%
--------------------------------------------------------------------------------
                  2                                             100%
--------------------------------------------------------------------------------
                  3                                              85%
--------------------------------------------------------------------------------
                  4                                              70%
--------------------------------------------------------------------------------
                  5                                              55%
--------------------------------------------------------------------------------
                  6                                              40%
--------------------------------------------------------------------------------
                  7                                              25%
--------------------------------------------------------------------------------
                  8                                              0%
--------------------------------------------------------------------------------


If the Annuitant was age 0-75 on the Contract Date, all five options were available. If the Annuitant was age 76-79 only the 1%-3% options were available. At age 80 and above the AVO was not available.


                                     GMI-54

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


INVESTMENT OPTIONS

Maximum Number of Investment Options

For contracts issued prior to May 1, 2002, you may invest in, or have allocations directed to, a total of ten investment options at any time.

Fixed Accounts

For contracts issued prior to May 1, 1994, the GRO periods are 1, 3, 6 and 10 years, with a 3% minimum rate guarantee. The 10-year GRO period is not available in Oregon.

For contracts issued between May 1, 1994 and December 31, 1996, the GRO periods are 2, 4, 6, and 10 years, with a 3% minimum rate guarantee. The 10-year GRO period is not available in Oregon.

For contracts issued between January 1, 1997 and May 1, 1999, the GRO periods are 3, 5, 7, and 10 years, with a 3% minimum rate guarantee. The 10-year GRO period is not available in Oregon.

Systematic Transfer Option

Until May 1, 1996, contracts offered no Systematic Transfer Option.

For contracts issued between May 1, 1996 and May 1, 2002, there is only a twelve-month Systematic Transfer Option.

DEATH BENEFIT

FOR CONTRACTS ISSUED PRIOR TO JANUARY 1, 1995, contracts provide a Death Benefit calculated as the greatest of:

o your Account Value as of the Business Day we receive due proof of death and beneficiary's election form in good order,

o the Account Value at the beginning of the seventh Contract Year, plus subsequent contributions and minus proportional adjustments for subsequent withdrawals (and associated charges), or

o your total contributions less the sum of withdrawals (and associated charges).

FOR CONTRACTS ISSUED DURING 1995, the amount of the Death Benefit is the greatest of:

o your Account Value as of the Business Day we receive due proof of death and beneficiary's election form in good order,

o the highest Account Value at the beginning of any Contract Year, plus subsequent contributions and minus proportional adjustments for subsequent withdrawals (and associated charges), or

o your total contributions less the sum of withdrawals (and associated charges).

FOR CONTRACTS ISSUED DURING 1996, for annuitants who are under the age of 80 at the time of death, the amount of the Death Benefit is the greatest of:

o your Account Value as of the Business Day we receive due proof of death and beneficiary's election form in good order,

o the highest Account Value at the beginning of any Contract Year, plus subsequent contributions and minus a proportional adjustment for subsequent withdrawals (and associated charges), or

o your total contributions less the sum of withdrawals (and associated charges).

For annuitants who have attained age 80 on or prior to the date of death, the death benefit is the Account Value.


                                     GMI-55

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


FOR CONTRACTS ISSUED FROM JANUARY 1, 1997 UNTIL MAY 1, 2002, if the contract was issued on or after the Annuitant's 86th birthday, or if the Annuitant dies at or over age 90 (or after the Contract's 10th anniversary date, if later), the Death Benefit is the Account Value at the end of the Business Day when we receive proof of death.

For Contracts issued before the Annuitant's 86th birthday, if the Annuitant dies before age 90 (or the Contract's 10th anniversary date, if later) before annuity payments have started, the Death Benefit is the highest of:

o your highest Account Value on any contract anniversary before the annuitant's age 81, plus subsequent contributions and minus a proportional adjustment for subsequent withdrawals (and associated charges);

o total contributions, minus an adjustment for subsequent withdrawals (and associated charges); and

o your Account Value on the date we receive due proof of death and beneficiary's election form in good order.

Enhanced Earnings Benefit

This feature is not available on contracts issued prior to May 1, 2002.

OTHER MATERIAL DIFFERENCES

RETIREMENT DATE

HARDSHIP WAIVERS

For contracts issued before May 1, 1995, hardship waivers aren't available.

CONTRACTS ISSUED TO OREGON RESIDENTS

If you are a resident of Oregon and your Contract was issued before 10/16/97 (Contract Form No. 11960CNQ-I-OR), additional contributions into Investment Options are accepted, including the 10-Year GRO Account, and the prospectus provisions relating to these items apply. For contracts issued after 10/16/97, we cannot accept additional contributions and the 10-year GRO Account is not available.


                                     GMI-56

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


APPENDIX A

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I OF INTEGRITY (GRANDMASTER FLEX)

For the Variable Account Options we currently offer, the table below shows the following data for GrandMaster flex contracts with a mortality and expense risk charge of 1.60%, issued after approximately February 25, 2008 (date varies by state): Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception

------------------------------------------------------------ ---------------

                                                               INCEPTION
                                                                 VALUE
------------------------------------------------------------ ---------------

DWS SMALL CAP INDEX VIP, CLASS B ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP ASSET MANAGER, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP BALANCED, SERVICE CLASS 2 (170)
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP CONTRAFUND, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP DYNAMIC CAPITAL APPRECIATION, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------


                                     GMI-57

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

FIDELITY VIP EQUITY INCOME, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP FREEDOM 2010, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP FREEDOM 2015, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP FREEDOM 2025, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP FREEDOM 2030, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP GROWTH, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period
------------------------------------------------------------ ---------------


                                     GMI-58

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

FIDELITY VIP GROWTH & INCOME, SERVICE CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP GROWTH OPPORTUNITIES, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP INDEX 500, SERVICE CLASS 2
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP MID-CAP, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FIDELITY VIP OVERSEAS, SERVICE CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

                                     GMI-59

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

FTVIPT FRANKLIN GROWTH & INCOME SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES, CLASS 2 ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT FRANKLIN MUTUAL SHARES SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2 ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

                                     GMI-60

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

PIMCO VIT ALL ASSET PORTFOLIO, ADVISOR CLASS ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

PIMCO VIT COMMODITYREALRETURN STRATEGY PORTFOLIO,
Advisor Class ()                                                 $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

PIMCO VIT LOW DURATION PORTFOLIO, ADVISOR CLASS ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

PIMCO VIT TOTAL RETURN, ADVISOR CLASS ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

PIMCO VIT REAL RETURN, ADVISOR CLASS ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

RYDEX VT ABSOLUTE RETURN STRATEGIES FUND ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

RYDEX VT SECTOR ROTATION FUND ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

                                     GMI-61

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

RYDEX VT HEDGED EQUITY FUND (  )
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST BALANCED ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST BARON SMALL CAP ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST CORE BOND (141)
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST GROWTH & INCOME ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST HIGH YIELD ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST LARGE CAP CORE EQUITY ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

                                     GMI-62

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

TOUCHSTONE VST MID CAP GROWTH ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST MONEY MARKET ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST THIRD AVENUE VALUE ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST VALUE PLUS ()
Unit value at beginning of period                                $10.00
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST AGGRESSIVE ETF ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST CONSERVATIVE ETF ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

TOUCHSTONE VST ENHANCED ETF ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

                                     GMI-63

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


------------------------------------------------------------ ---------------

TOUCHSTONE VST MODERATE ETF ()
Unit value at beginning of period
Unit value at end of period                                      $10.00
Units outstanding at end of period

------------------------------------------------------------ ---------------

VAN KAMPEN LIT COMSTOCK, CLASS II ()                             $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II ()                     $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II ()                $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

VAN KAMPEN UIF EMERGING MARKETS  EQUITY, CLASS II ()             $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period

------------------------------------------------------------ ---------------

VAN KAMPEN UIF US REAL ESTATE, CLASS II ()                       $10.00
Unit value at beginning of period
Unit value at end of period
Units outstanding at end of period
------------------------------------------------------------ ---------------

                                     GMI-64

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

APPENDIX A

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I OF INTEGRITY (GRANDMASTER FLEX3)

For the Variable Account Options we currently offer, the table below shows the following data for GrandMaster flex3 contracts with a mortality and expense risk charge of 1.55%, issued between May 1, 2002 and February 25, 2007 (date varies by state): Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
DWS SMALL CAP INDEX VIP, CLASS B (154)
Unit value at beginning of period
Unit value at end of period               $12.96      $12.66      $10.94        $7.61          -            -            -
Units outstanding at end of period        $14.95      $12.96      $12.66       $10.94        $7.61
                                          22,411      23,846      21,113       45,628        2,210
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP ASSET MANAGER, SERVICE
CLASS 2 (172)
Unit value at beginning of period         $10.58      $10.36         -            -            -            -            -
Unit value at end of period               $11.16      $10.58      $10.36
Units outstanding at end of period        25,854      11,816       3,799
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP BALANCED, SERVICE CLASS
2 (170)
Unit value at beginning of period         $12.01      $11.56      $11.17          -            -            -            -
Unit value at end of period               $13.18      $12.01      $11.56       $11.17
Units outstanding at end of period        33,960      30,732      21,084        8,345
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP CONTRAFUND, SERVICE
CLASS 2 (102)
Unit value at beginning of period         $14.15      $12.32      $10.87        $8.61          -            -            -
Unit value at end of period               $15.52      $14.15      $12.32       $10.87        $8.61
Units outstanding at end of period       567,617     579,605      445,045      278,766      62,593
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP DISCIPLINED SMALL CAP,
SERVICE CLASS 2 (1304)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP DYNAMIC CAPITAL
APPRECIATION, SERVICE CLASS 2 (173)
Unit value at beginning of period         $12.65      $10.64         -            -            -            -            -
Unit value at end of period               $14.17      $12.65      $10.64
Units outstanding at end of period        4,287       2,861          -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
DWS SMALL CAP INDEX VIP, CLASS B (154)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02

--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP ASSET MANAGER, SERVICE
CLASS 2 (172)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP BALANCED, SERVICE CLASS
2 (170)                                                                         $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP CONTRAFUND, SERVICE
CLASS 2 (102)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP DISCIPLINED SMALL CAP,
SERVICE CLASS 2 (1304)                                                          $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-27-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP DYNAMIC CAPITAL
APPRECIATION, SERVICE CLASS 2 (173)                                             $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

                                     GMI-65

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FIDELITY VIP EQUITY INCOME, SERVICE
CLASS 2 (104
Unit value at beginning of period         $11.76      $11.31      $10.33        $8.07          -            -            -
Unit value at end of period               $13.88      $11.76      $11.31       $10.33        $8.07
Units outstanding at end of period       112,608     158,613      179,647      116,611      65,104
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2010, SERVICE
CLASS 2 (1309)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2015, SERVICE
CLASS 2 (1310)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2020, SERVICE
CLASS 2 (1311)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2025, SERVICE
CLASS 2 (1312)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2030, SERVICE
CLASS 2 (1313)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH, SERVICE CLASS 2
(105)
Unit value at beginning of period         $10.25      $9.86        $9.72        $7.45          -            -            -
Unit value at end of period               $10.75      $10.25       $9.86        $9.72      $7.45(1)
Units outstanding at end of period        64,018      61,657      144,773      106,041      20,314
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
FIDELITY VIP EQUITY INCOME, SERVICE
CLASS 2 (104                                                                    $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2010, SERVICE
CLASS 2 (1309)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2015, SERVICE
CLASS 2 (1310)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2020, SERVICE
CLASS 2 (1311)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2025, SERVICE
CLASS 2 (1312)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2030, SERVICE
CLASS 2 (1313)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH, SERVICE CLASS 2
(105)                                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-66

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FIDELITY VIP GROWTH & INCOME, SERVICE
CLASS 2 (106)
Unit value at beginning of period         $11.58      $10.95      $10.54        $8.68          -            -            -
Unit value at end of period               $12.87      $11.58      $10.95       $10.54        $8.68
                                          32,133      43,478      48,963       21,569        8,164
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH OPPORTUNITIES,
SERVICE CLASS 2 (107)
Unit value at beginning of period         $11.64      $10.88      $10.34        $8.11          -            -            -
Unit value at end of period               $12.04      $11.64      $10.88       $10.34        $8.11
Units outstanding at end of period        3,146       4,904       10,925       15,896         117
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP HIGH INCOME, SERVICE
CLASS 2 (171)
Unit value at beginning of period         $12.45      $12.36      $11.48          -            -            -            -
Unit value at end of period               $13.61      $12.45      $12.36       $11.48
Units outstanding at end of period       145,824     163,004      596,592      295,819
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP INDEX 500, SERVICE CLASS
2
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP INVESTMENT GRADE BOND,
SERVICE CLASS 2 (174)
Unit value at beginning of period         $10.35      $10.31         -            -            -            -            -
Unit value at end of period               $10.61      $10.35      $10.31
Units outstanding at end of period        88,275      71,291      17,736
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP MID-CAP, SERVICE CLASS 2
(108)
Unit value at beginning of period         $16.42      $14.13      $11.51        $8.46          -            -            -
Unit value at end of period               $18.17      $16.42      $14.13       $11.51      $8.46(2)
Units outstanding at end of period       258,392     265,159      176,591      107,006       8,949
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP OVERSEAS, SERVICE CLASS
2 (175)
Unit value at beginning of period         $12.93      $11.05         -            -            -            -            -
Unit value at end of period               $14.99      $12.93      $11.05
Units outstanding at end of period        49,915      30,841        796
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
FIDELITY VIP GROWTH & INCOME, SERVICE
CLASS 2 (106)
Unit value at beginning of period           -            -           -          $10.00
Unit value at end of period
                                                                                5-1-02
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH OPPORTUNITIES,
SERVICE CLASS 2 (107)                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP HIGH INCOME, SERVICE
CLASS 2 (171)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP INDEX 500, SERVICE CLASS
2                                                                               $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP INVESTMENT GRADE BOND,
SERVICE CLASS 2 (174)                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP MID-CAP, SERVICE CLASS 2
(108)                                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP OVERSEAS, SERVICE CLASS
2 (175)                                                                         $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-67

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FTVIPT FRANKLIN GROWTH & INCOME
SECURITIES, CLASS 2 (165)
Unit value at beginning of period         $13.01      $12.76      $11.72          -            -            -            -
Unit value at end of period               $14.95      $13.01      $12.76      $11.72(3)
Units outstanding at end of period        46,664      34,208      56,593       37,955
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN INCOME SECURITIES,
CLASS 2 (164)
Unit value at beginning of period         $14.09      $14.08      $12.56          -            -            -            -
Unit value at end of period               $16.40      $14.09      $14.08      $12.56(4)
Units outstanding at end of period       392,978     323,048      158,630      73,179
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN LARGE CAP GROWTH
SECURITIES, CLASS 2 (166)
Unit value at beginning of period         $12.55      $12.62      $11.88          -            -            -            -
Unit value at end of period               $13.71      $12.55      $12.62       $11.88
Units outstanding at end of period        27,642      43,190      68,945        9,065
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN SMALL CAP VALUE
SECURITIES, CLASS 2 (1314)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN MUTUAL SHARES
SECURITIES, CLASS 2 (168)
Unit value at beginning of period         $14.60      $13.41      $12.09          -            -            -            -
Unit value at end of period               $17.01      $14.60      $13.41      $12.09(5)
Units outstanding at end of period       243,812     190,880      117,398      36,561
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT TEMPLETON FOREIGN SECURITIES,
CLASS 2 (167)
Unit value at beginning of period         $15.87      $14.63      $12.54          -            -            -            -
Unit value at end of period               $18.98      $15.87      $14.63       $12.54
Units outstanding at end of period        88,849      99,459      68,472       33,597
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT TEMPLETON GROWTH SECURITIES,
CLASS 2 (169)
Unit value at beginning of period         $15.21      $14.19      $12.42          -            -            -            -
Unit value at end of period               $18.24      $15.21      $14.19       $12.42
Units outstanding at end of period       153,180      33,375      89,576       43,196
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN GROWTH & INCOME
SECURITIES, CLASS 2 (165)                                                       $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN INCOME SECURITIES,
CLASS 2 (164)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN LARGE CAP GROWTH
SECURITIES, CLASS 2 (166)                                                       $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN SMALL CAP VALUE
SECURITIES, CLASS 2 (1314)                                                      $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN MUTUAL SHARES
SECURITIES, CLASS 2 (168)                                                       $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT TEMPLETON FOREIGN SECURITIES,
CLASS 2 (167)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT TEMPLETON GROWTH SECURITIES,
CLASS 2 (169)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-68

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST BALANCED (140)
Unit value at beginning of period         $12.33      $11.75      $10.89        $9.09          -
Unit value at end of period               $13.47      $12.33      $11.75       $10.89        $9.09          -            -
Units outstanding at end of period       101,710      91,392      86,111       27,129        5,526
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST BARON SMALL CAP (110)
Unit value at beginning of period
Unit value at end of period               $14.00      $13.20      $10.49        $7.99          -            -            -
Units outstanding at end of period        $16.30      $14.00      $13.20       $10.49      $7.99(6)
                                          90,550      82,101      77,714       63,868       11,768
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST CORE BOND (141)
Unit value at beginning of period         $10.88      $10.87      $10.69       $10.49          -
Unit value at end of period               $11.15      $10.88      $10.87       $10.69       $10.49          -            -
Units outstanding at end of period        52,570      65,075      77,438       83,458       18,034
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST EAGLE CAPITAL
APPRECIATION (112)
Unit value at beginning of period         $11.05      $11.22       $9.91        $7.61          -            -            -
Unit value at end of period               $12.71      $11.05      $11.22        $9.91      $7.61(7)
Units outstanding at end of period        25,151      28,203      45,071       48,034        2,466
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST GROWTH & INCOME (145)
Unit value at beginning of period
Unit value at end of period               $11.37      $11.34      $10.46        $8.00          -            -            -
Units outstanding at end of period        $12.73      $11.37      $11.34       $10.46        $8.00
                                          11,011      28,829      27,606       17,510        1,729
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST HIGH YIELD (147)
Unit value at beginning of period         $13.16      $12.94      $12.00        $9.83          -
Unit value at end of period               $13.98      $13.16      $12.94       $12.00        $9.83          -            -
Units outstanding at end of period        89,678     103,189      115,782      167,089      28,713
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST LARGE CAP CORE EQUITY
(FORMERLY ENHANCED  DIVIDEND 30) (143)
Unit value at beginning of period         $9.91       $10.38      $10.02        $7.72          -            -            -
Unit value at end of period               $12.34      $9.91       $10.38       $10.02        $7.72
Units outstanding at end of period       117,649     150,275      134,168      71,841        8,336
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST MID CAP GROWTH (142)
Unit value at beginning of period
Unit value at end of period               $13.87      $12.22      $11.08        $7.64          -            -            -
Units outstanding at end of period        $15.87      $13.87      $12.22       $11.08        7.64
                                         121,324     112,602      179,106      132,881      31,506
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------



--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST BALANCED (140)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST BARON SMALL CAP (110)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02

--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST CORE BOND (141)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST EAGLE CAPITAL
APPRECIATION (112)                                                              $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST GROWTH & INCOME (145)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02

--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST HIGH YIELD (147)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST LARGE CAP CORE EQUITY
(FORMERLY ENHANCED  DIVIDEND 30) (143)                                          $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST MID CAP GROWTH (142)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02

--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-69

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
TOUCHSTONE VST MONEY MARKET, SERVICE
CLASS (163)
Unit value at beginning of period         $10.04      $9.91        $9.96          -            -            -            -
Unit value at end of period               $10.34      $10.04       $9.91      $9.96(8)
Units outstanding at end of period       181,565     162,238      113,031      143,996
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST THIRD AVENUE VALUE
(113)
Unit value at beginning of period         $15.07      $13.04      $10.52        $7.62          -            -            -
Unit value at end of period               $17.20      $15.07      $13.04       $10.52      $7.62(9)
Units outstanding at end of period       327,354     346,783      266,097      152,906      24,099
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST VALUE PLUS (151)
Unit value at beginning of period         $10.61      $10.55       $9.70        $7.59          -
Unit value at end of period               $12.51      $10.61      $10.55        $9.70      $7.59(10)        -            -
Units outstanding at end of period        12,869      16,854      27,154       43,378          -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST AGGRESSIVE ETF,
SERVICE CLASS (1307)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST CONSERVATIVE ETF,
SERVICE CLASS (1305)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST ENHANCED ETF, SERVICE
CLASS (1308)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST MODERATE ETF, SERVICE
CLASS (1306)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------



--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
TOUCHSTONE VST MONEY MARKET, SERVICE
CLASS (163)                                                                     $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    7-28-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST THIRD AVENUE VALUE
(113)                                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-02
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST VALUE PLUS (151)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -
Units outstanding at end of period                                              5-1-02
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST AGGRESSIVE ETF,
SERVICE CLASS (1307)                                                            $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST CONSERVATIVE ETF,
SERVICE CLASS (1305)                                                            $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST ENHANCED ETF, SERVICE
CLASS (1308)                                                                    $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST MODERATE ETF, SERVICE
CLASS (1306)                                                                    $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-70

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
VAN KAMPEN LIT COMSTOCK, CLASS II
(160)
Unit value at beginning of period         $14.49      $14.14      $12.23          -            -            -            -
Unit value at end of period               $16.56      $14.49      $14.14       $12.23
Units outstanding at end of period        67,387      63,376      61,682       43,283
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN LIT STRATEGIC GROWTH,
CLASS II (161)
Unit value at beginning of period         $13.26      $12.51      $11.90          -            -            -            -
Unit value at end of period               $13.40      $13.26      $12.51       $11.90
Units outstanding at end of period        6,854       6,033        4,493          -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (1315)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN UIF EMERGING MARKETS
EQUITY, CLASS II (162)
Unit value at beginning of period         $22.90      $17.39      $14.36          -            -            -            -
Unit value at end of period               $30.92      $22.90      $17.39       $14.36
Units outstanding at end of period        30,475      41,324      23,055        9,161
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN UIF UD REAL ESTATE, CLASS
II (1316)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------




--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN LIT COMSTOCK, CLASS II
(160)                                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN LIT STRATEGIC GROWTH,
CLASS II (161)                                                                  $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (1315)                                                                 $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF EMERGING MARKETS
EQUITY, CLASS II (162)                                                          $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     1-6-03
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF UD REAL ESTATE, CLASS
II (1316)                                                                       $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-28-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


     1. Assets of Janus Aspen Growth portfolio were transferred to Fidelity VIP Growth portfolio on May 1, 2004

     2. Assets of Janus Aspen Mid Cap Growth portfolio were transferred to Fidelity VIP Mid Cap portfolio on May 1, 2004.

     3. Commencement of operations was January 6, 2003. Assets of Janus Aspen Capital Appreciation and Core Equity portfolios were transferred to FTVIPT Franklin Growth and Income Securities portfolio on January 17, 2003.

     4. Assets of Janus Aspen Balanced portfolio were transferred to FTVIPT Franklin Income Securities portfolio on January 17, 2003.

     5. Commencement of operations was January 6, 2003. Assets of Janus Aspen Strategic Value portfolio were transferred to FTVIPT Franklin Mutual Shares Securities portfolio on January 17, 2003.

     6. The portfolio was previously Legends Baron Small Cap portfolio and became part of Touchstone Variable Series Trust as Touchstone VST Baron Small Cap portfolio on May 1, 2003.

     7. The portfolio's name was changed from Touchstone VST Large Cap Growth to Touchstone VST Eagle Capital Appreciation portfolio on May 1, 2003 and assets of Legends Harris Bretall Sullivan & Smith Equity Growth portfolio were transferred to the renamed portfolio on the same date.

     8. Assets of Touchstone VST Money Market Initial Class portfolio and Fidelity VIP Money Market portfolio were transferred to Touchstone VST Money Market Service Class portfolio on July 28, 2003.

                                     GMI-71

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

     9. The portfolio was previously Legends Third Avenue Value portfolio and became part of Touchstone Variable Series Trust as Touchstone VST Third Avenue Value portfolio on May 1, 2003.

     10. The portfolio was previously Legends Gabelli Large Cap Value portfolio and became part of Touchstone Variable Series Trust as Touchstone VST Value Plus portfolio on May 1, 2003.

                                     GMI-72

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I OF INTEGRITY (GRAND MASTER I, II AND III)

For the Variable Account Options we currently offer, the table below shows the following data for Grand Master contracts with a mortality and expense risk charge of 1.35% issued before approximately May 1, 2002 (date varies by state):
Unit Value at inception: the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

DWS VIT SMALL CAP, CLASS B (314)
Unit value at beginning of period         $11.87      $11.57         -            -            -            -            -
Unit value at end of period               $13.73      $11.87      $11.57
Units outstanding at end of period        7,329       8,260        2,104
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP ASSET MANAGER, INITIAL
CLASS (304)
Unit value at beginning of period         $32.17      $31.34      $30.12       $25.88       $28.74       $30.06       $31.72
Unit value at end of period               $34.05      $32.17      $31.34       $30.12       $25.88       $28.74       $30.06
Units outstanding at end of period       378,569     493,089      617,806      614,717      751,058      988,470      703,618
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP BALANCED, SERVICE CLASS
2 (347)
Unit value at beginning of period         $10.93      $10.50         -            -            -            -            -
Unit value at end of period               $12.02      $10.93
Units outstanding at end of period          0           0
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP CONTRAFUND, INITIAL
CLASS (330)
Unit value at beginning of period         $36.92      $32.01      $28.10       $22.17       $24.79       $28.64       $31.09
Unit value at end of period               $40.69      $36.92      $32.01       $27.70       $22.17       $24.79       $28.64
Units outstanding at end of period       713,802     782,558      928,147      966,395     1,282,002    1,776,951    2,510,755
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP DISCIPLINED SMALL CAP,
SERVICE CLASS 2 (601)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP DYNAMIC CAPITAL
APPRECIATION, SERVICE CLASS 2 (346)
Unit value at beginning of period         $12.69      $10.66         -            -            -            -            -
Unit value at end of period               $14.25      $12.69      $10.66
Units outstanding at end of period        7,392       2,375        1,398
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

DWS VIT SMALL CAP, CLASS B (314)
Unit value at beginning of period           -            -           -          $10.00
Unit value at end of period                                                      (9)
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP ASSET MANAGER, INITIAL
CLASS (304)                                                                     $10.00
Unit value at beginning of period         $28.94      $25.77       $21.65       (1)(9)
Unit value at end of period               $31.72      $28.94       $25.77
Units outstanding at end of period       956,725     1,201,119   2,687,060
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP BALANCED, SERVICE CLASS
2 (347)                                                                         $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP CONTRAFUND, INITIAL
CLASS (330)                                                                     $10.00
Unit value at beginning of period         $25.36      $19.78       $16.15        (9)
Unit value at end of period               $31.09      $25.36       $19.78
Units outstanding at end of period       2,827,81    3,185,222   2,782,642      2-6-95
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP DISCIPLINED SMALL CAP,
SERVICE CLASS 2 (601)                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-27-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP DYNAMIC CAPITAL
APPRECIATION, SERVICE CLASS 2 (346)                                             $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-73


         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FIDELITY VIP EQUITY-INCOME, INITIAL
CLASS (302)
Unit value at beginning of period         $48.86      $46.78      $42.52       $33.07       $40.37       $43.06       $40.25
Unit value at end of period               $57.94      $48.86      $46.78       $42.52       $33.07       $40.37       $43.06
Units outstanding at end of period       499,115     702,132      882,626     1,099,380    1,264,748    1,693,579    1,753,605
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2010, SERVICE
CLASS 2 (354)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2015, SERVICE
CLASS 2 (355)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2020, SERVICE
CLASS 2 (356)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2025, SERVICE
CLASS 2 (357)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP FREEDOM 2030, SERVICE
CLASS 2 (358)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH, SERVICE CLASS 2
(033)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
FIDELITY VIP EQUITY-INCOME, INITIAL
CLASS (302)                                                                     $10.00
Unit value at beginning of period         $38.37      $34.85       $27.57       (1)(9)
Unit value at end of period               $40.25      $38.37       $34.85
Units outstanding at end of period      2,434,119    3,398,759   3,512,365
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2010, SERVICE
CLASS 2 (354)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2015, SERVICE
CLASS 2 (355)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2020, SERVICE
CLASS 2 (356)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2025, SERVICE
CLASS 2 (357)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP FREEDOM 2030, SERVICE
CLASS 2 (358)                                                                   $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH, SERVICE CLASS 2
(033)                                                                           $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                             4-27-07
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-74

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FIDELITY VIP GROWTH & INCOME, INITIAL
CLASS (363)
Unit value at beginning of period         $15.88      $14.96      $14.33       $11.74       $14.27       $15.85       $16.67
Unit value at end of period               $17.74      $15.88      $14.96       $14.33       $11.74       $14.27       $15.85
Units outstanding at end of period       243,121     588,530      748,450      563,523      612,322      890,091     1,141,475
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH & INCOME, SERVICE
CLASS 2 (329)
Unit value at beginning of period         $11.23      $10.60         -            -            -            -            -
Unit value at end of period               $12.50      $11.23      $10.60
Units outstanding at end of period          0           0            -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH OPPORTUNITIES,
INITIAL CLASS (361)
Unit value at beginning of period         $11.66      $10.85      $10.26        $8.01       $10.39       $12.31       $15.04
Unit value at end of period               $12.13      $11.66      $10.85       $10.26        $8.01       $10.39       $12.31
Units outstanding at end of period       132,224     210,099      298,169      377,108      459,355      737,029      797,984
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP GROWTH OPPORTUNITIES,
SERVICE CLASS 2 (328)
Unit value at beginning of period         $11.56      $10.78         -            -            -            -            -
Unit value at end of period               $11.99      $11.56      $10.78
Units outstanding at end of period          0           0            -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP HIGH INCOME, INITIAL
CLASS (360)
Unit value at beginning of period         $16.26      $16.05      $14.84       $11.82       $11.58       $13.30       $17.40
Unit value at end of period               $17.84      $16.26      $16.05       $14.84       $11.82       $11.58       $13.30
Units outstanding at end of period       267,616     454,892      615,149      974,039      865,018     1,085,554    1,514,526
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP HIGH INCOME, SERVICE
CLASS 2 (327)
Unit value at beginning of period         $10.85      $10.75         -            -            -            -            -
Unit value at end of period               $11.88      $10.85      $10.75
Units outstanding at end of period          0           0            -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP INDEX 500, SERVICE CLASS
2 (031)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
FIDELITY VIP GROWTH & INCOME, INITIAL
CLASS (363)                                                                     $10.00
Unit value at beginning of period         $15.48      $12.11         -          (9)(2)
Unit value at end of period               $16.67      $15.48       $12.11
Units outstanding at end of period      1,477,124    1,438,416    412,889
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH & INCOME, SERVICE
CLASS 2 (329)                                                                   $10.00
Unit value at beginning of period           -            -           -           (3)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH OPPORTUNITIES,
INITIAL CLASS (361)                                                             $10.00
Unit value at beginning of period         $14.62      $11.90         -          (2)(9)
Unit value at end of period               $15.04      $14.62       $11.90
Units outstanding at end of period      1,043,627    1,094,151    458,320      12-31-96
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP GROWTH OPPORTUNITIES,
SERVICE CLASS 2 (328)                                                           $10.00
Unit value at beginning of period           -            -           -           (3)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP HIGH INCOME, INITIAL
CLASS (360)                                                                     $10.00
Unit value at beginning of period         $16.30      $17.27       $14.88       (9)(2)
Unit value at end of period               $17.40      $16.30       $17.27
Units outstanding at end of period      2,520,734    3,293,280   3,057,834     2-19-93
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP HIGH INCOME, SERVICE
CLASS 2 (327)                                                                   $10.00
Unit value at beginning of period           -            -           -           (3)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP INDEX 500, SERVICE CLASS
2 (031)                                                                         $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-27-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-75

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
FIDELITY VIP INVESTMENT GRADE BOND,
SERVICE CLASS 2 (348)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP MID CAP, SERVICE CLASS 2
(326)
Unit value at beginning of period         $14.26      $12.25         -            -            -            -            -
Unit value at end of period               $15.81      $14.26      $12.25
Units outstanding at end of period        1,650        595          595
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FIDELITY VIP OVERSEAS, SERVICE CLASS
2 (618)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN GROWTH & INCOME,
CLASS 2 (333)
Unit value at beginning of period         $13.09      $12.81      $11.74          -            -            -            -
Unit value at end of period               $15.07      $13.09      $12.81       $11.74
Units outstanding at end of period        42,830      44,171      56,520       39,587
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN INCOME SECURITIES,
CLASS 2 (332)
Unit value at beginning of period         $14.17      $14.14      $12.59          -            -            -            -
Unit value at end of period               $16.53      $14.17      $14.14       $12.59
Units outstanding at end of period       408,591     203,841      172,242      141,306
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN LARGE CAP GROWTH,
CLASS 2 (334)
Unit value at beginning of period         $12.63      $12.67      $11.90          -            -            -            -
Unit value at end of period               $13.82      $12.63      $12.67       $11.90
Units outstanding at end of period        6,676       10,853      10,845        6,287
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT FRANKLIN SMALL CAP VALUE
SECURITIES, CLASS 2 (359)
Unit value at beginning of period           -           -            -            -            -            -            -
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP INVESTMENT GRADE BOND,
SERVICE CLASS 2 (348)                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-27-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP MID CAP, SERVICE CLASS 2
(326)                                                                           $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

FIDELITY VIP OVERSEAS, SERVICE CLASS
2 (618)                                                                         $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-6-95
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN GROWTH & INCOME,
CLASS 2 (333)                                                                   $10.00
Unit value at beginning of period           -            -           -          (4)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN INCOME SECURITIES,
CLASS 2 (332)                                                                   $10.00
Unit value at beginning of period           -            -           -          (5)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN LARGE CAP GROWTH,
CLASS 2 (334)                                                                   $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              1-6-03
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT FRANKLIN SMALL CAP VALUE
SECURITIES, CLASS 2 (359)                                                       $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    4-30-07
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------



                                     GMI-76

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT MUTUAL SHARES, CLASS 2 (336)
Unit value at beginning of period         $14.68      $13.46      $12.12          -            -            -            -
Unit value at end of period               $17.15      $14.68      $13.46       $12.12
Units outstanding at end of period       151,208     149,976      125,690      117,063
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT TEMPLETON FOREIGN SECURITIES,
CLASS 2 (335)
Unit value at beginning of period         $15.97      $14.69      $12.57          -            -            -            -
Unit value at end of period               $19.13      $15.97      $14.69       $12.57
Units outstanding at end of period        29,248      43,512      32,568       14,617
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

FTVIPT TEMPLETON GROWTH SECURITIES,
CLASS 2 (337)
Unit value at beginning of period         $15.30      $14.24      $12.45          -            -            -            -
Unit value at end of period               $18.38      $15.30      $14.24       $12.45
Units outstanding at end of period       255,972      68,782      63,695       31,072
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST AGGRESSIVE ETF,
INITIAL CLASS (367)
Unit value at beginning of period         $10.60      $10.27         -            -            -            -            -
Unit value at end of period               $11.87      $10.60      $10.27
Units outstanding at end of period        30,445      35,158      11,134
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST BALANCED (316)
Unit value at beginning of period         $11.38      $10.82         -
Unit value at end of period               $12.45      $11.38      $10.82          -            -            -            -
Units outstanding at end of period        34,651      17,536       5,100
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST BARON SMALL CAP (318)
Unit value at beginning of period         $12.52      $11.79         -            -            -            -            -
Unit value at end of period               $14.61      $12.52      $11.79
Units outstanding at end of period        26,465      33,776      10,885
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST CONSERVATIVE ETF,
INITIAL CLASS (365)
Unit value at beginning of period         $10.36      $10.16         -            -            -            -            -
Unit value at end of period               $11.05      $10.36      $10.16
Units outstanding at end of period        73,332      20,889         -
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT MUTUAL SHARES, CLASS 2 (336)                                             $10.00
Unit value at beginning of period           -            -           -          (7)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT TEMPLETON FOREIGN SECURITIES,
CLASS 2 (335)                                                                   $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

FTVIPT TEMPLETON GROWTH SECURITIES,
CLASS 2 (337)                                                                   $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST AGGRESSIVE ETF,
INITIAL CLASS (367)                                                             $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    11-22-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST BALANCED (316)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -           (9)
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST BARON SMALL CAP (318)                                            $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST CONSERVATIVE ETF,
INITIAL CLASS (365)                                                             $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    11-22-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-77

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
TOUCHSTONE VST CORE BOND (324)
Unit value at beginning of period         $10.31      $10.28         -            -            -            -            -
Unit value at end of period               $10.58      $10.31      $10.28
Units outstanding at end of period        8,335       7,157        1,771
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST EAGLE CAPITAL
APPRECIATION (325)
Unit value at beginning of period         $11.27      $11.42         -            -            -            -            -
Unit value at end of period               $12.99      $11.27      $11.42
Units outstanding at end of period          0         1,272         422
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST MID CAP GROWTH (319)
Unit value at beginning of period         $12.22      $10.74         -            -            -            -            -
Unit value at end of period               $14.01      $12.22      $10.74
Units outstanding at end of period        7,104       15,614       3,108
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST ENHANCED ETF, INITIAL
CLASS (368)
Unit value at beginning of period         $10.98      $10.50         -            -            -            -            -
Unit value at end of period               $12.50      $10.98      $10.50
Units outstanding at end of period       116,148      42,153       2,205
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST GROWTH & INCOME (315)
Unit value at beginning of period
Unit value at end of period               $10.96      $10.90         -            -            -            -            -
Units outstanding at end of period        $12.29      $10.96      $10.90
                                           852         851        16,933
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST HIGH YIELD (321)
Unit value at beginning of period         $10.87      $10.67         -            -            -            -            -
Unit value at end of period               $11.57      $10.87      $10.67
Units outstanding at end of period        51,198      82,859      91,003
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST LARGE CAP CORE EQUITY
(FORMERLY ENHANCED DIVIDEND 30) (323)
Unit value at beginning of period         $10.13      $10.59         -            -            -            -            -
Unit value at end of period               $12.65      $10.13      $10.59
Units outstanding at end of period        1,658       2,040        2,805
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------



--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
TOUCHSTONE VST CORE BOND (324)
Unit value at beginning of period           -            -           -          $10.00
Unit value at end of period                                                      (9)
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST EAGLE CAPITAL
APPRECIATION (325)                                                              $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST MID CAP GROWTH (319)                                             $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST ENHANCED ETF, INITIAL
CLASS (368)                                                                     $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    11-22-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST GROWTH & INCOME (315)
Unit value at beginning of period                                               $10.00
Unit value at end of period                 -            -           -           (9)
Units outstanding at end of period
                                                                                5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST HIGH YIELD (321)
Unit value at beginning of period           -            -           -          $10.00
Unit value at end of period                                                      (9)
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST LARGE CAP CORE EQUITY
(FORMERLY ENHANCED DIVIDEND 30) (323)                                           $10.00
Unit value at beginning of period           -            -           -           (9)
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------



                                     GMI-78

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
TOUCHSTONE VST MODERATE ETF, INITIAL
CLASS (366)
Unit value at beginning of period         $10.51      $10.25         -            -            -            -            -
Unit value at end of period               $11.51      $10.51      $10.25
Units outstanding at end of period        66,118      57,762       4,798
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST MONEY MARKET, INITIAL
CLASS (331)
Unit value at beginning of period         $10.14      $9.97        $9.97          -            -            -            -
Unit value at end of period               $10.50      $10.14       $9.97        $9.97
Units outstanding at end of period       567,756     637,521      792,032     1,226,643
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST THIRD AVENUE VALUE
(317)
Unit value at beginning of period         $14.09      $12.16         -            -            -            -            -
Unit value at end of period               $16.10      $14.09      $12.16
Units outstanding at end of period       123,184     121,268      22,731
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

TOUCHSTONE VST VALUE PLUS (322)
Unit value at beginning of period         $10.99      $10.91         -            -            -            -            -
Unit value at end of period               $12.99      $10.99      $10.91
Units outstanding at end of period        6,086       7,129        8,507
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN LIT COMSTOCK, CLASS II
(338)
Unit value at beginning of period         $14.58      $14.20      $12.25          -            -            -            -
Unit value at end of period               $16.69      $14.58      $14.20       $12.25
Units outstanding at end of period        25,610      43,826      39,439       11,737
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN LIT STRATEGIC GROWTH,
CLASS II (339)
Unit value at beginning of period         $13.34      $12.56      $11.93          -            -            -            -
Unit value at end of period               $13.51      $13.34      $12.56       $11.93
Units outstanding at end of period        1,505       3,688        5,509        5,422
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (341)
Unit value at beginning of period         $14.95      $13.52      $12.45          -            -            -            -
Unit value at end of period               $16.35      $14.95      $13.52       $12.45
Units outstanding at end of period        17,051      22,104      20,977       28,039
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------



--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------
TOUCHSTONE VST MODERATE ETF, INITIAL
CLASS (366)                                                                     $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                    11-22-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST MONEY MARKET, INITIAL
CLASS (331)                                                                     $10.00
Unit value at beginning of period           -            -           -          (8)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST THIRD AVENUE VALUE
(317)                                                                           $10.00
Unit value at beginning of period           -            -           -
Unit value at end of period                                                     5-1-04
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

TOUCHSTONE VST VALUE PLUS (322)
Unit value at beginning of period           -            -           -          $10.00
Unit value at end of period
Units outstanding at end of period                                              5-1-04
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN LIT COMSTOCK, CLASS II
(338)                                                                           $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN LIT STRATEGIC GROWTH,
CLASS II (339)                                                                  $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (341)                                                                  $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------


                                     GMI-79

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
                                           2006        2005        2004         2003         2002         2001         2000


--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------
VAN KAMPEN UIF EMERGING MARKETS
EQUITY, CLASS II (340)
Unit value at beginning of period         $23.04      $17.46      $14.39          -            -            -            -
Unit value at end of period               $31.18      $23.04      $17.46       $14.39
Units outstanding at end of period        12,922      10,742       2,145        1,213
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------

VAN KAMPEN UIF U.S. REAL ESTATE,
CLASS II (342)
Unit value at beginning of period         $20.42      $17.73      $13.21          -            -            -            -
Unit value at end of period               $27.73      $20.42      $17.73       $13.21
Units outstanding at end of period        39,477      44,825      41,299       34,477
--------------------------------------- ----------- ----------- ------------ ------------ ------------ ------------ ------------


--------------------------------------- ----------- ------------ ----------- -------------
                                           1999        1998         1997      Inception
                                                                               Date and
                                                                                Value
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF EMERGING MARKETS
EQUITY, CLASS II (340)                                                          $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------

VAN KAMPEN UIF U.S. REAL ESTATE,
CLASS II (342)                                                                  $10.00
Unit value at beginning of period           -            -           -          (6)(9)
Unit value at end of period
Units outstanding at end of period
--------------------------------------- ----------- ------------ ----------- -------------




     1. Commencement of operations was in 1987. The Fidelity VIP portfolios identified below replaced Prism Investment Trust portfolios on September 3, 1991: Fidelity VIP Asset Manager/PIT Balanced; Fidelity VIP Equity Income/PIT Common Stock; Fidelity VIP Growth/PIT Aggressive Stock; Fidelity VIP Investment Grade Bond/PIT Bond; Fidelity VIP Overseas/PIT Global.

     2.   Only available to owners of GrandMaster II and III.

     3.   Only available to owners of Grand Master I.

     4. Commencement of operations for GrandMaster II and III was January 6, 2003. Received assets from Janus Aspen Capital Appreciation and Core Equity portfolios on January 17, 2003. Added to GrandMaster 1 on May 1, 2004.

     5. Commencement of operations for GrandMaster II and III was January 6, 2003. Received assets from Janus Aspen Balanced portfolio on January 17, 2003. Added to GrandMaster I on May 1, 2004.

     6. Commencement of operations for GrandMaster II and III was January 6, 2003. Added to GrandMaster I on May 1, 2004.

     7. Commencement of operations for GrandMaster II and III was January 6, 2003. Received assets from Janus Aspen Strategic Value portfolio on January 17, 2003. Added to GrandMaster I on May 1, 2004.

     8. Commencement of operations was July 28, 2003. Received assets from Fidelity VIP Money Market portfolio on July 28, 2003.

     9. Also contains assets belonging to owners of Integrity IQ variable annuity sold prior to May 1, 1999..

                                     GMI-80

                                                 GMI - 90

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

                                   APPENDIX B

                    ILLUSTRATION OF A MARKET VALUE ADJUSTMENT


The following examples illustrate how the MVA and the withdrawal charge may affect the value of a GRO upon a withdrawal.

Assumptions:

     o    Contribution to a GRO - $50,000

     o    Guarantee Period - 7 years

     o    Withdrawal - at the end of year three of the 7 year Guarantee Period

     o    No prior partial withdrawals or transfers

     o    Guaranteed Interest Rate - 5% Annual Effective Rate

The GRO Value for this $50,000 contribution is $69,947.92 at the end of the Guarantee Period. After three years, the GRO Value is $57,723.63.

The MVA will be based on the current rate we are offering (at the time of the withdrawal) on new contributions to GROs for the Guarantee Period equal to the time remaining in your Guarantee Period, rounded to the next lower number of complete months. If we don't declare a current rate for the exact time remaining, we'll use a formula to find a rate using Guarantee Periods closest to (next higher and next lower) the remaining period described above. Three years after the initial contribution, there would have been four years remaining in your GRO Guarantee Period. These examples also show the withdrawal charge, which would be calculated separately.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT:

A downward MVA results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 6.25%. Upon a full withdrawal, the MVA would be:

     -0.0551589 = [(1 + .05)48/12 / (1 + .0625 + .0025)48/12] - 1

The MVA is a reduction of $3,183.97 from the GRO Value: -$3,183.97 = -0.0551589 X $57,723.63

The Market Adjusted Value would be:  $54,539.66 = $57,723.63 - $3,183.97

A withdrawal charge of 5% would be assessed against the $50,000 original contribution:

     $2,500 = $50,000.00 X .05

Thus, the amount payable on a full withdrawal would be: $52,039.66 = $57,723.63
- $3,183.97 - $2,500

                                     GMI-81

If instead of a full withdrawal, $20,000 was requested, we would first determine the Free Withdrawal Amount:

     $5,772.36 = $57,723.63 X .10


The amount subject to a 5% withdrawal charge (non-free amount) would be:

     $14,227.64 = $20,000.00 - $5,772.36

The MVA, which is only applicable to the non-free amount, and which is subject to the 5% withdrawal charge, would be:

     -$784.78 = -0.0551589 X $14,227.64


The withdrawal charge would be: $790.13 = [($14,227.64 (the non-free amount) + $784.78 (the negative MVA)) / (1 - .05) (a factor used to calculate the 5% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself)] - ($14,227.64 + 784.78)


Thus, the total amount needed to provide $20,000 after the MVA and withdrawal charge would be:

     $21,574.91 = $20,000.00 + $784.78 + 790.13

The value remaining in the GRO after the withdrawal would be: $36,148.72 = $57,723.63 - $21,574.91

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT:

An upward MVA results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have increased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 4%. Upon a full withdrawal, the MVA would be:

     .0290890 = [(1 + .05)48/12 / (1 + .04 + .0025)48/12] - 1

The MVA is an increase of $1,679.12 to the GRO Value: $1,679.12 = .0290890 X $57,723.63

The Market Adjusted Value would be:  $59,402.75 = $57,723.63 + $1,679.12

A withdrawal charge of 5% would be assessed against the $50,000 original contribution:

     $2,500 = $50,000.00 X .05

Thus, the amount payable on a full withdrawal would be:

     $56,902.75 = $57,723.63 + $1,679.12 - $2,500.00


If instead of a full withdrawal, $20,000 was requested, the Free Withdrawal Amount and non-free amount (which is subject to a 5% withdrawal charge) would first be determined as above:


     Free Amount = $5,772.36            Non-Free Amount = $14,227.64

                                     GMI-82

The MVA which is only applicable to the non-free amount, and which is subject to the 5% withdrawal charge, would be: $413.87 = .0290890 X $14,227.64

The withdrawal charge would be: $727.04 = [($14,227.64 (the non-free amount) - $413.87(the negative MVA)) / (1 - .05) (a factor used to calculate the 5% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself)] - ($14,227.64 - $413.87)


Thus, the total amount needed to provide $20,000 after the MVA and withdrawal charge would be:

     $20,313.17 = $20,000.00 - $413.87 + 727.04

The value remaining in the GRO after the withdrawal would be: $37,410.46 = $57,723.63 - $20,313.17

Actual MVAs will have a greater or lesser impact than shown in the examples, depending on the actual change in current interest rate and the timing of the withdrawal in relation to the time remaining in the Guarantee Period.

The MVA operates in a similar manner for transfers, except withdrawal charges don't apply to transfers.

THE MVA CALCULATION WILL BE ADJUSTED TO COMPLY WITH THE APPLICABLE STATE REGULATION REQUIREMENTS FOR CONTRACTS ISSUED IN CERTAIN STATES.

                                     GMI-83

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


                                   APPENDIX C


              ILLUSTRATION OF GUARANTEED LIFETIME INCOME ADVANTAGE

The following examples demonstrate how the Rider works, based on the stated assumptions. These examples are for illustration only, and do not predict future investment results.


EXAMPLE #1

This example illustrates the Spousal Rider where withdrawals equal to the Lifetime Payout Amount (LPA) , as well as Nonguaranteed Withdrawals have been taken, additional contributions have been made and Bonuses and Step Ups have been applied. It also illustrates payments for the life of the Primary and Spousal Annuitant even though the Account Value has been reduced to zero.


ASSUMPTIONS:

o Primary Annuitant's age on date GLIA Rider is purchased = 55; Spousal Annuitant's age on date GLIA Rider is purchased = 52

o Initial contribution = $100,000; additional contribution = $10,000 in Contract Year 10

o Nonguaranteed Withdrawal equal to $5,000 in Contract Years 8; Nonguaranteed Withdrawal of $776 in Contract Year 14




o    Withdrawals equal to LPA in Contract Years 9-13, and Contract Years 15+

o No withdrawals were taken that would result in withdrawal charges under the contract.

o    The Contract is not a tax qualified contract.

o    The Rider remains in effect during the period covered in this example.

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

  Contract      Primary       Spousal   Contributions    LPA         Annual          Adjusted        Hypothetical       Bonus
    Year       Annuitant's  Annuitant's                            Withdrawal     Nonguaranteed     Account Value
               Age on the     Age on                                               Withdrawal        on APD (A)
                  APD         the APD

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     1             55           52       $100,000        N/A           $0              $0             $105,000        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     2             56           53                       N/A           $0              $0             $110,250        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     3             57           54                       N/A           $0              $0             $114,660        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     4             58           55                       N/A           $0              $0             $118,100        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     5             59           56                       N/A           $0              $0             $115,738        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     6             60           57                       N/A           $0              $0             $115,738        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     7             61           58                       N/A           $0              $0             $111,108        $5,000 (C)

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     8             62           59                       N/A         $5,000        $5,956 (E)         $108,330            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     9             63           60                    $5,807(F)      $5,807            $0             $102,523            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     10            64           61        $10,000    $6,257 (G)      $6,257            $0             $104,016            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     11            65           62                      $6,257       $6,257            $0              $98,799            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------


------------- --------------- ---------------- ---------------

  Contract     Bonus Base     Step-Up Base     Payment Base
    Year                                       at the end of
                                                the APD (B)


------------- --------------- ---------------- ---------------

     1           $105,000        $105,000         $105,000

------------- --------------- ---------------- ---------------

     2           $110,000      $110,250 (D)       $110,250

------------- --------------- ---------------- ---------------

     3           $115,000      $114,660 (D)       $115,000

------------- --------------- ---------------- ---------------

     4           $120,000      $118,100 (D)       $120,000

------------- --------------- ---------------- ---------------

     5           $125,000      $118,100 (D)       $125,000

------------- --------------- ---------------- ---------------

     6           $130,000        $118,100         $130,000

------------- --------------- ---------------- ---------------

     7           $135,000        $118,100         $135,000

------------- --------------- ---------------- ---------------

     8         $129,044 (E)    $112,144 (E)       $129,044

------------- --------------- ---------------- ---------------

     9           $129,044        $112,144         $129,044

------------- --------------- ---------------- ---------------

     10        $139,044 (G)    $122,144 (G)       $139,044

------------- --------------- ---------------- ---------------

     11          $139,044        $122,144         $139,044

------------- --------------- ---------------- ---------------


                                     GMI-84

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     12            66           63                      $6,257       $6,257            $0              $88,590            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     13            67           64                      $6,257       $6,257            $0              $84,105            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     14            68           65                      $6,257     $7,033 (H)      $1,371 (H)          $77,913            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     15            69           66                      $6,195        $6,195           $0              $72,497            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     16            70           67                      $6,195        $6,195           $0              $69,202            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     17            71           68                      $6,195        $6,195           $0              $63,698            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     18            72           69                      $6,195        $6,195           $0              $56,229            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     19            73           70                      $6,195        $6,195           $0              $47,222            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     20            74           71                      $6,195        $6,195           $0              $42,916            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     21            75           72                      $6,195        $6,195           $0              $36,292            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     22            76           73                      $6,195        $6,195           $0              $31,185            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     23            77           74                      $6,195        $6,195           $0              $25,925            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     24            78           75                      $6,195        $6,195           $0              $18,693            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     25            79           76                     $6,195         $6,195           $0              $11,563            $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     26            80           77                    $6,195 (I)      $6,195           $0              $5,021             $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     27            81           78                      $6,195        $6,195           $0                $0               $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     28            82           79                      $6,195        $6,195           $0                $0               $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     29            83           80                      $6,195        $6,195           $0                $0               $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     30            84           81                      $6,195        $6,195           $0                $0               $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------

     31+           85           82                       $6,195       $6,195           $0                $0               $0

------------- ------------- ----------- ------------ ------------ -------------- ---------------- ------------------ --------------


------------- --------------- ---------------- ---------------

     12          $139,044        $122,144         $139,044

------------- --------------- ---------------- ---------------

     13          $139,044        $122,144         $139,044

------------- --------------- ---------------- ---------------

     14        $137,673 (H)    $120,773 (H)       $137,673

------------- --------------- ---------------- ---------------

     15          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     16          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     17          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     18          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     19          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     20          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     21          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     22          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     23          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     24          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     25          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     26          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     27          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     28          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     29          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     30          $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------

     31+         $137,673        $120,773         $137,673

------------- --------------- ---------------- ---------------






(A) The hypothetical Account Value includes deduction of all fees. Rounding of amounts less than $1.00 is used in this example.


(B)  The Payment Base is always the greater of the Bonus Base and Step-Up Base.

(C) A Bonus was added to the Bonus Base in Contract Years 1 -7 because no withdrawals were taken during those Contract Years. The Bonus amount is the Bonus Percentage, which is 5.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

     o 5.00% (Bonus Percentage) X ($100,000 (total contributions) - $0 (total withdrawals)) = $5,000 Bonus amount. This calculation is the same in each of the 7 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $5,000 = $105,000; the Bonus Base after the Bonus in Contract Year 2 is $105,000+ $5,000 = $110,000; the Bonus Base after the Bonus in Contract Year 3 is $110,000+ $5,000 = $115,000; the Bonus Base after the Bonus in Contract Year 4 is $115,000+ $5,000 = $120,000; the Bonus Base after the Bonus in Contract Year 5 is $120,000+ $5,000 = $125,000; the Bonus Base after the Bonus in Contract Year 6 is $125,000+ $5,000 = $130,000; the Bonus Base after the Bonus in Contract Year 7 is $130,000+ $5,000 = $135,000.

                                     GMI-85

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

(D) In Contract Year 2, the Step-Up Base increases to $110,250 because the hypothetical Account Value ($110,250) is larger than the Step-Up Base in Contract Year 1($105,000). After the step-up, the Step-Up Base ($110,250) is larger than the Bonus Base ($110,000) and therefore the Payment Base is equal to the Step-Up Base of $110,250. In Contract Years 3 and 4, the Step-Up Base increases to the Account Value, because the Account Value is larger than the previous years' Step-Up Base, however the Payment Base is not affected because the Bonus Base is higher than the Step-Up Base in each Contract Year. In Contract Years 5+, the Step-Up Base is always larger than the Account Value, and thus is not stepped up.

(E) In Contract Year 8, the younger spouse has not yet reached age 60. Therefore, the withdrawal in the amount of $5000 is a Nonguaranteed Withdrawal. The ADJUSTED NONGUARANTEED WITHDRAWAL AMOUNT is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal. It is calculated as follows:

     o $5,000 (Nonguaranteed Withdrawal amount) x 1.1912 ($135,000 Payment Base divided by $113,330 Account Value [$108,330 + $5,000]) = $5,956
          (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and the Step-Up Base (and therefore the payment Base) are reduced by the amount of the Adjusted Nonguaranteed Withdrawal:

     o $135,000 Bonus Base - $5,956 Adjusted Nonguaranteed Withdrawal amount = $129,044 Bonus Base after the Nonguaranteed Withdrawal

     o $118,100 Step-Up Base - $5,956 Adjusted Nonguaranteed Withdrawal amount = $112,144 Step-Up Base after the Nonguaranteed Withdrawal

(F) In Contract Year 9, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary. The LPA is the Withdrawal Percentage times the Payment Base:

     o    4.5% (Withdrawal Percentage) X $129,044 (Payment Base) =$5,807 (LPA)

(G) The $10,000 additional contribution made at the beginning of Contract Year 10 increases the Bonus Base and Step-Up Base (and therefore the Payment Base) dollar-for-dollar.

     o $129,044 Bonus Base + $10,000 additional contribution amount = $139,044 Bonus Base after the additional contribution.

     o $112,144 Step-Up Base + $10,000 additional contribution amount = $122,144 Step-Up Base after the additional contribution.

The LPA is recalculated using the Withdrawal Percentage times the Payment Base after the additional contribution:

     o    4.5% (Withdrawal Percentage) X $139,044 (Payment Base) =$6,257 (LPA)


(H) In Contract Year 14, A Nonguaranteed Withdrawal in the amount of $776 ($7,033 amount withdrawn - $6,257 LPA) is taken. The ADJUSTED NONGUARANTEED WITHDRAWAL AMOUNT is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal. It is calculated as follows:

     o $776 (Nonguaranteed Withdrawal amount) x 1.767 ($139,044 Payment Base divided by $78,689 Account Value [$77,913+ $776]) = $1,371 (Adjusted
          Nonguaranteed Withdrawal amount)


                                     GMI-86

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount:


     o $139,044 Bonus Base - $1,371 Adjusted Nonguaranteed Withdrawal amount = $137,673 Bonus Base after the Nonguaranteed Withdrawal.

     o $122,144 Step-Up Base - $1371 Adjusted Nonguaranteed Withdrawal amount = $120,773 Step-Up Base after the Nonguaranteed Withdrawal

     The LPA is recalculated after the withdrawal as 4.5% of the Payment Base after the withdrawal: $137,673 x 4.5% = $6,195.

(I) In Contract Year 26, the Account Value is reduced to zero, however the Payment Base is greater than zero; therefore, the Rider enters Guaranteed Payment Phase and payments of the LPA continue.


                                     GMI-87

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


EXAMPLE #2

This example illustrates the Individual Rider where withdrawals equal to the LPA, as well as Nonguaranteed Withdrawals have been taken, and Bonuses have been applied. It also illustrates the termination of the rider is the Account Value is reduced to zero by a Nonguaranteed Withdrawal.


ASSUMPTIONS:


o    Annuitant's age on date GLIA Rider is purchased = 55

o    Initial contribution = $100,000; no additional contributions

o    Withdrawals equal to LPA in Contract Years 6-7, 9-13

o    Nonguaranteed Withdrawals in Contract Year 8 in the amount of $25,000

o    Full Account Value withdrawn in Contract Year 14

o No withdrawals were taken that would result in withdrawal charges under the contract.

o    The Contract is not a tax qualified contract.

o    The Rider remains in effect during the period covered in this example.


------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

  Contract     Annuitant's    Contributions       LPA          Annual          Adjusted         Hypothetical        Bonus
    Year        Age on APD                                   Withdrawal     Nonguaranteed     Account Value on
                                                                              Withdrawal          APD (A)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     1              55           $100,000         N/A            $0               $0              $99,000         $5,000 (C)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     2              56                            N/A            $0               $0              $98,010         $5,000 (C)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     3              57                            N/A            $0               $0              $95,070         $5,000(C)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     4              58                            N/A            $0               $0              $92,218         $5,000(C)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     5              59                            N/A            $0               $0              $91,295         $5,000 (C)

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     6              60                        $5,625 (E)     $5,625(E)            $0              $86,583             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     7              61                          $5,625         $5,625             $0              $81,824             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     8              62                          $5,625      $25,000 (F)        $31,446            $57,642             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     9              63                          $4,210         $4,210             $0              $52,856             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     10             64                          $4,210         $4,210             $0              $48,118             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     11             65                          $4,210         $4,210             $0              $41,502             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     12             66                          $4,210         $4,210             $0              $37,707             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     13             67                          $4,210         $4,210             $0              $33,497             $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     14             68                          $4,210      $33,497 (G)          N/A                 $0               $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

     15             69                            $0             $0               $0                 $0               $0

------------- --------------- --------------- ------------ --------------- ----------------- ------------------- -------------

------------- -------------- --------------- ------------------

  Contract     Bonus Base     Step-Up Base    Payment Base at
    Year                                      the end of the
                                                  APD (B)

------------- -------------- --------------- ------------------

     1          $105,000      $100,000 (D)       $105,000

------------- -------------- --------------- ------------------

     2          $110,000      $100,000 (D)       $110,000

------------- -------------- --------------- ------------------

     3          $115,000      $100,000 (D)       $116,823

------------- -------------- --------------- ------------------

     4          $120,000      $100,000 (D)       $121,496

------------- -------------- --------------- ------------------

     5          $125,000      $100,000 (D)       $125,000

------------- -------------- --------------- ------------------

     6          $125,000      $100,000 (D)       $125,000

------------- -------------- --------------- ------------------

     7          $125,000      $100,000 (D)       $125,000

------------- -------------- --------------- ------------------

     8           $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     9           $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     10          $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     11          $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     12          $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     13          $93,554        $68,554           $93,554

------------- -------------- --------------- ------------------

     14            $0              $0               $0

------------- -------------- --------------- ------------------

     15            $0              $0               $0

------------- -------------- --------------- ------------------


     (A) The hypothetical Account Value includes deduction of all fees. Rounding of amounts less than $1.00 is used in this example.

                                     GMI-88

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008


(B) The Payment Base is always the greater of the Bonus Base and Step-Up Base.

(C) A Bonus was added to the Bonus Base in Contract Years 1 -5 because no withdrawals were taken during those Contract Years. The Bonus amount is the Bonus Percentage, which is 5.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

     o 5.00% (Bonus Percentage) X ($100,000 (total contributions) - $0 (total withdrawals)) = $5,000 Bonus amount. This calculation is the same in each of the 5 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $5,000 = $105,000; the Bonus Base after the Bonus in Contract Year 2 is $105,000+ $5,000 = $110,000; the Bonus Base after the Bonus in Contract Year 3 is $110,000+ $5,000 = $115,000; the Bonus Base after the Bonus in Contract Year 4 is $115,000+ $5,000 = $120,000; the Bonus Base after the Bonus in Contract Year 5 is $120,000+ $5,000 = $125,00.

(D) In Contract Years 1-8, the hypothetical Account Value is less than the Step-Up Base and thus, the Step-Up Base is not stepped up.

(E) In Contract Year 6, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary. The LPA is the Withdrawal Percentage times the Payment Base:

     o    4.5% (Withdrawal Percentage) X $125,000 (Payment Base) =$5,625 (LPA)

(F) A Nonguaranteed Withdrawal in the amount of $19,375 ($25,000 amount withdrawn - $5,625 LPA) is taken in Contract Year 8. The ADJUSTED NONGUARANTEED WITHDRAWAL AMOUNT is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal. It is calculated as follows:


     o $19,375 (Nonguaranteed Withdrawal amount) x 1.6230 ($125,000 Payment Base divided by $77,017 Account Value [$57,642+ $19,375]) = $31,446
          (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount.

     o $125,000 Bonus Base - $31,446 Adjusted Nonguaranteed Withdrawal amount = $93,554 Bonus Base after the Nonguaranteed Withdrawal

     o $100,000 Step-Up Base - $31,446 Adjusted Nonguaranteed Withdrawal amount = $68,554 Step-Up Base after the Nonguaranteed Withdrawal


The LPA is recalculated after the withdrawal as 4.5% of the Payment Base after the withdrawal: $93,554 x 4.5% = $4,210.

(G) A Nonguaranteed withdrawal reduces the Account Value to zero in Contract Year 14 and the Rider and Annuity Contract terminate.

                                     GMI-89

         Addendum 1 to Correspondence filed on EDGAR on January 22, 2008

                                   APPENDIX D

                 ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLES


EXAMPLE 1 - The following is a hypothetical example of how the EEB works:

Assumptions:

     o    Annuitant was age 60 on the Contract Date (40% benefit)

     o    Initial contribution = $100,000

     o    No additional contributions

     o    No withdrawals

     o    Hypothetical Account Value at the time the Death Benefit

is calculated = $125,000

Based on these assumptions stated above:

>>     The gain in the contract is $25,000 ($125,000-$100,000 =$25,000)

>>     Benefit paid would be $10,000 ($25,000 X 40%)


EXAMPLE 2 - The following is an example of how the EEB will be calculated and paid in conjunction with the standard Death Benefit under this contract.

Assumptions:

     o    Annuitant was age 60 on the Contract Date (40% benefit)

     o    Initial contribution = $50,000

     o    No additional contributions

     o    No withdrawals

     o Hypothetical Account Value at the time the Death Benefit is calculated = $60,000

     o    Highest anniversary Account Value = $70,000


Based on these assumptions:

>>     the gain in the contract is $10,000 ($60,000 - $50,000);

>>     the EEB is $4,000 (40% X $10,000); and thus

>>     the total payment to the beneficiaries is $74,000 ($70,000 + $4,000)

                                     GMI-90